As filed with the Securities and Exchange Commission on June 20, 2007
Registration No. 333-141348

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Amendment No. 4
to
Form S-1
Registration Statement Under
The Securities Act of 1933

AuthenTec, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	3674	59-3521332
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number)	(I.R.S. Employer Identification No.)

100 Rialto Road, Suite 400
Melbourne, FL 32901
(321) 308-1300
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

F. Scott Moody
Chief Executive Officer
AuthenTec, Inc.
100 Rialto Road, Suite 400
Melbourne, FL 32901
(321) 308-1300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nancy A. Spangler, Esq. John E. Depke, Esq. Tony Saur, Esq. DLA Piper US LLP 1251 Avenue of the Americas New York, NY 10020 (212) 335-4500	David J. Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 20, 2007

PROSPECTUS

7,500,000 Shares

Common Stock

This is the initial public offering of the common stock of AuthenTec, Inc. We are offering 5,625,000 shares of our common stock and the selling stockholders named in this prospectus are offering 1,875,000 shares of common stock. We will not receive any proceeds from the sale of shares held by selling stockholders. No public market currently exists for our common stock.

We have applied for quotation of our common stock on the Nasdaq Global Market under the symbol AUTH.

We anticipate that the initial public offering price will be between $9.00 and $11.00 per share.

Investing in our common stock involves risks. See “Risk Factors”
beginning on page 8.

	Per Share	Total

Price to the public	$	$
Underwriting discount and commissions	$	$
Proceeds to us (before expenses)	$	$
Proceeds to selling stockholders (before expenses)	$	$

Certain of the selling stockholders have granted the underwriters the option to purchase up to an additional 1,125,000 shares of common stock on the same terms and conditions as set forth above if the underwriters sell more than 7,500,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities nor determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about          , 2007.

Lehman Brothers

Bear, Stearns & Co. Inc.	Cowen and Company

Raymond James	Montgomery & Co.

          , 2007

The Leading Provider of Fingerprint Sensors

AuthenTec Fingerprint Sensors Shipped (Millions)
<0.1
0.2
1.6
1.9
3.1
6.9
2001
2002
2003
2004
2005
2006

AuthenTec
The Power of Touch

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or SEC. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until          , 2007 (25 days after the commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights selected information more fully described elsewhere in this prospectus. You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the common stock being sold in this offering and our financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors” beginning on page 8 before deciding to invest in our common stock. Unless otherwise stated or the context requires otherwise, references in this prospectus to “we,” “our,” or “us” refer to AuthenTec, Inc. and its subsidiaries.

Overview

We are a leading mixed-signal semiconductor company providing fingerprint authentication sensors and solutions to the high-volume PC, wireless device and access control markets. Since our inception in 1998, we have shipped over 16 million sensors which have been integrated into over 150 different models of laptops, desktops and PC peripherals as well as over 6 million mobile phones. In response to accelerating demand, we shipped over 6.9 million sensor units in 2006, a 122.6% increase over the 3.1 million sensor units we shipped in 2005. Correspondingly, our revenue increased over the same period from $19.2 million in 2005 to $33.2 million in 2006, a 72.9% increase. During the three months ended March 30, 2007, we shipped 1.9 million sensor units and generated revenue of $9.3 million, an increase of 32.0% and 25.7%, respectively, over the three months ended March 31, 2006. However, since our inception in 1998, we have experienced net losses, including $9.8 million for 2006 and $5.7 million for the three months ended March 30, 2007. As of March 30, 2007, we had an accumulated deficit of $70.7 million.

In the last two years, we generated revenue from over 100 customers including ASUSTek Computer, Inc., Fujitsu Ltd., Hewlett-Packard Company, High Tech Computer Corp., Hitachi, Ltd., Lenovo Group Limited, LG Electronics Inc., Samsung Electronics Co., Ltd. and Toshiba Corporation. In 2006, we derived 59.0% of our revenue from two customers, and 80.7% and 83.9% of our revenues from our top five customers in 2006 and the three months ended March 30, 2007, respectively.

We believe we are well positioned to benefit from the continuous drive of customers in our target markets to add features to, and enhance the functionality of, their products including the demand for integrated and convenient security solutions. Our research, development and marketing efforts are focused on the following markets which are characterized by significant unit volumes and high growth rates:

•	PCs: laptops, desktops and PC peripheral products, such as memory keys, hard drives, keyboards, mice and other devices;

•	Wireless devices: cellular phones and other wireless communication devices, including personal digital assistants, or PDAs; and

•	Access Control: time and attendance products, home security systems, business physical access control systems and other access control devices.

In the PC laptop market, the use of fingerprint sensors has been embraced by customers worldwide. We estimate that approximately 10% of laptops shipped in 2006 contained an integrated fingerprint sensor. Our sensors are used to secure the PC and the data stored on it, as well as to replace passwords used to access networks or websites. In addition, wireless device manufacturers in certain countries, particularly in Japan, have incorporated our sensors into their products in order to support security and mobile commerce, or M-commerce, applications. M-commerce is the use of a wireless device for personal financial transactions including credit or debit transactions. We estimate that over 15% of M-commerce enabled mobile phones shipped in Japan in 2006 included a fingerprint sensor. We believe that as PC, wireless devices and access control product manufacturers continue to integrate additional features, demand for our products will continue to grow.

We believe our sensors, which are based on our patented TruePrint technology, are the most accurate, reliable, cost-effective, easy to use and versatile products commercially available today. Unlike most competing sensor technologies which read the skin’s surface layer, our TruePrint technology is capable of obtaining high-density images from fingers under virtually any condition. Our TruePrint technology uses radio-frequency, or RF, signals to read below the skin’s outer surface layer to the live layer of the skin. TruePrint extracts and produces high-quality, high density fingerprint images from which large amounts of information can then be extracted to uniquely identify the individual. This technology also allows us to build sensors that use less silicon than competing silicon-based technologies, making our solution well suited for our target markets where small form factor and cost are critical determinants. Our TrueMatch matching algorithms and TrueFinger anti-spoofing technologies use high quality images produced by TruePrint to rapidly identify an individual in a highly accurate and secure fashion. These technologies, and others, are protected by 33 issued U.S. patents and 28 U.S. patent applications.

In addition to the convenient security features of our products, we have recently launched several other product capabilities and enhancements under our “Power of Touch” initiative. These include TrueNav, a navigation feature that allows the sensor to be used for cursor control, and TrueYou, a personalization feature that allows each finger to be used for a specific function, for example, using each finger for a separate speed dial on a phone or for launching a specific PC application. We believe the convergence of security, navigation, personalization and convenience enables our customers to efficiently and cost effectively create products that are more secure, attractive, innovative and easier to use. We are continuing to expand our product portfolio by offering additional features and functionality specific to our target markets.

We operate our business using a fabless semiconductor business model, whereby we do not own or operate semiconductor fabrication, wafer bumping, assembly or test facilities. We depend on independent subcontractors to fabricate, assemble and test our fingerprint sensor products. By outsourcing manufacturing, we are able to avoid the cost associated with owning and operating our own manufacturing facility. This allows us to focus our efforts on the design and marketing of our products.

Industry Overview

The fingerprint sensor market is experiencing rapid growth driven by the proliferation of mobile computing and wireless communication devices. These devices store an increasing amount of sensitive and valuable personal and corporate data, yet are highly vulnerable to loss, theft, intrusion and fraud as they are generally shipped with minimal authentication protection, if any, and can be easily manipulated by unauthorized users. In 2006, businesses and consumers lost approximately $49.3 billion to identity theft, according to Javelin Strategy and Research. In addition, the Ponemon Institute found that nearly 81% of 500 companies surveyed in August 2006 reported losing one or more laptops with sensitive information.

The silicon fingerprint sensor market is growing at a rapid rate driven by a variety of factors including: heightened awareness of the need for security; demand for enhanced security as PCs and wireless devices continue to store additional sensitive data; proliferation of portable electronics; inadequacies and/or expense associated with various security solutions; growth in E- and M-commerce; need for small and cost-effective solutions catering to high volume end markets; and the desire for additional functionality such as navigation and personalization features.

Significant challenges are involved in providing authentication technologies in response to a more electronically oriented and mobile society that will require protection of sensitive personal and corporate information. To achieve this goal, we believe manufacturers will require the integration of fingerprint sensor technologies into their products that are low-cost, reliable, accurate, fast, convenient, small in size and capable of reading fingerprints under virtually any condition. We believe that significant demand for fingerprint sensors exists in the PC, wireless device and access control end markets to meet the security and authentication requirements of our original equipment manufacturer, or OEM, customers.

Our Strengths

We believe the following competitive strengths will enable us to maintain a leading position in the fingerprint sensor market:

Proprietary and Proven Advanced Technology Platform.  Our patented TruePrint technology is able to read the live layer of skin below the skin’s outer surface whereas other fingerprint technologies generally read only the surface layer of the skin. Our TrueMatch matching algorithms use these higher quality images to accurately and securely match the user.

Low-Cost Advantage.  As a result of our TruePrint and TrueMatch technologies, our sensors use less silicon as compared to other commercially available silicon-based solutions. We believe this provides us with a significant cost advantage over our competitors.

Comprehensive Fingerprint Authentication Solutions.  Our comprehensive solutions include the sensors, algorithms, software and reference designs that allow our customers to easily integrate our solutions into their products.

Multiple Products Targeted for High Volume End Markets.  As a result of being a focused semiconductor company, we offer 14 products tailored specifically to our target markets. Our products include some of the smallest fingerprint sensors available in the market, a critical consideration for many of our customers.

Strong Relationships With Leading Global PC and Wireless Device Manufacturers.  We have developed long-standing collaborative relationships with leading customers worldwide. These strong relationships enable us to work with our customers and tailor our solutions to fit into their research and development efforts.

Increased Functionality With the Power of Touch.  In addition to the convenient security aspects of our products, our sensor solutions also provide other features such as TrueNav and TrueYou. TrueNav allows the sensor to be used as a “touchpad” or “joystick” type device where the sensor tracks the motion of the finger. TrueYou allows the sensor to be used to personalize or customize customers’ products.

Our Strategy

Our objective is to maintain and extend our leadership in the fingerprint sensor market by pursuing the following strategies:

Increase Penetration Within Existing and New End Markets.  We believe the opportunity for significant continued adoption of fingerprint sensors remains in our targeted markets, which shipped more than 1.5 billion units in 2006. We plan to increase our penetration of these markets by continuing to offer the most compelling solutions in terms of ease of integration, size, cost, ease of use and security. In addition, to continue our growth into access control, and move into the automotive and consumer electronic markets, we intend to expand our sales and marketing team.

Extend Leadership Position to Remain Provider of Choice for Fingerprint Sensors.  We intend to continue to invest in research and development to enhance our technology platform, to protect our intellectual property and to maintain our position as a technology innovator. We are developing additional features to extend the functionality and performance of our portfolio of products for current and additional targeted market segments.

Continue to Enhance the Functionality of Our Products.  Our current product offering provides our customers with an accurate, reliable, cost-effective, versatile and secure solution. We plan to continue to add differentiating features to our sensor products and solutions.

Pursue Selective Acquisitions of Complementary Technologies or Companies.  We intend to evaluate and potentially make acquisitions of technologies and products that are complementary to our product portfolio.

Continue to Maintain Low-Cost Leadership.  We intend to preserve our low-cost advantage by improving our design process and packaging techniques, integrating additional functionality into our existing solutions and leveraging our fabless manufacturing model as our shipments increase.

Risks Affecting Us

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks include:

•	we were established in 1998 and have not been profitable in any fiscal period since we were formed. We experienced net losses of $4.6 million, $11.1 million and $9.8 million for 2004, 2005 and 2006, respectively, and $1.3 million and $5.7 million for the three months ended March 31, 2006 and March 30, 2007, respectively;

•	we derive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in, orders from one or a few of our major customers would adversely affect our operations and financial condition;

•	the market for our products is highly competitive, and if we do not compete effectively, we may not be able to increase our market penetration, grow our revenue or improve our gross margins;

•	the average selling prices of products in our markets have historically decreased over time and will likely do so in the future, which could harm our revenues and gross profits;

•	we may not be able to sustain our recent significant growth and our quarterly operating results are likely to fluctuate in the future, making it difficult to predict our future operating results; and

•	we rely on a limited number of independent subcontractors for the manufacture, warehousing and shipping of our products and the failure for these third parties to deliver products or otherwise perform as requested could damage our relationships with our customers, decrease our revenue and limit our growth.

Corporate Information

We were incorporated in Delaware in 1998. Our principal executive offices are located at 100 Rialto Road, Suite 400, Melbourne, Florida 32901, and our telephone number is (321) 308-1300. Our website address is www.authentec.com. The information on, or that can be accessed through, our website is not part of this prospectus.

Trademarks and Service Marks

Our trademarks include AuthenTec®, EntréPad®, FingerLoc®, Personal Security for the Real World®, Power of Touch®, TrueFinger®, TruePrint®, TrueMatchtm, TrueNavtm, TrueSuitetm and TrueYoutm. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

The Offering

Common stock offered by us	5,625,000 shares

Common stock offered by the selling stockholders	1,875,000 shares

Common stock to be outstanding after this offering	26,000,148 shares

Use of proceeds	We intend to use the net proceeds for general corporate purposes, including as yet undetermined amounts related to working capital, a portion of which will be used to increase the number of personnel in our sales and marketing and research and development groups. We may also use a portion of our net proceeds to acquire or invest in other technologies, businesses or other assets. We have no current agreements or commitments with respect to any material acquisitions. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Proposed Nasdaq Global Market symbol	AUTH

Unless otherwise stated, all information in this prospectus assumes:

•	a four to one reverse stock split of our common stock approved by our board on June 5, 2007 to be effected prior to the consummation of the offering;

•	the automatic conversion of all shares of our convertible preferred stock outstanding as of May 31, 2007 into 18,143,255 shares of common stock immediately prior to completion of this offering;

•	the automatic conversion of $7.5 million aggregate principal amount of our outstanding senior secured convertible notes issued on February 28, 2007, or the convertible notes, into 1,249,993 shares of common stock immediately prior to completion of this offering;

•	no exercise of the underwriters’ option to purchase from certain selling stockholders an aggregate of 1,125,000 additional shares of common stock; and

•	an initial public offering price of $10.00 per share, the mid point of the range set forth in the cover of this prospectus.

The number of shares of common stock to be outstanding immediately after this offering:

•	is based upon 20,375,148 shares of common stock outstanding, including 981,900 shares of common stock outstanding as of May 31, 2007, and 18,143,255 shares of common stock to be issued upon the automatic conversion of all outstanding shares of our convertible preferred stock and 1,249,993 shares of common stock to be issued upon the conversion of all our outstanding convertible notes, in each case, immediately prior to completion of this offering;

•	excludes 3,582,124 shares of common stock issuable upon the exercise of options outstanding as of May 31, 2007, at a weighted average exercise price of $1.69 per share;

•	excludes 1,967,716 shares of common stock issuable upon the exercise of warrants outstanding as of May 31, 2007, at a weighted average exercise price of $2.29 per share;

•	excludes 169,144 shares of common stock available for future issuance under our 2004 stock incentive plan as of May 31, 2007; and

•	excludes up to 3,524,348 shares of common stock that we expect will be available for future issuance under our 2007 stock incentive plan as of the time we complete this offering.

Summary Consolidated Financial Data

The following table presents our summary historical consolidated financial information. The summary consolidated statements of operations data for each of the three fiscal years in the period ended December 29, 2006 and the consolidated balance sheet data as of December 29, 2006 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated balance sheet data as of March 30, 2007 and the summary consolidated statements of operations data for each of the three months ended March 30, 2007 and March 31, 2006 have been derived from the unaudited consolidated financials that are included elsewhere in this prospectus. You should read this information together with the financial statements and related notes and other information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. These historical results are not necessarily indicative of results to be expected in any future period. In 2006, we changed our fiscal year from a calendar year to a year ending the last Friday before December 31.

	Fiscal Year Ended			Three Months Ended
	December 31,		December 29,	March 31,	March 30,
	2004	2005	2006	2006	2007
	(In thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$13,835	$19,243	$33,174	$7,386	$9,295
Cost of revenue(1)	7,424	11,314	19,264	4,169	5,015

Gross profit	6,411	7,929	13,910	3,217	4,280
Operating expenses:
Research and development(1)	6,002	7,355	9,631	2,279	2,774
Selling and marketing(1)	3,986	5,432	7,067	1,684	1,985
General and administrative(1)(2)	1,270	1,284	5,084	321	1,467

Total operating expenses	11,258	14,071	21,782	4,284	6,226

Loss from operations	(4,847)	(6,142)	(7,872)	(1,067)	(1,946)
Other income (expense):
Warrant expense(3)	—	(933)	(2,195)	(284)	(3,753)
Interest expense	(11)	—	—	—	(26)
Interest income	214	449	285	98	70

Total other income (expense), net	203	(484)	(1,910)	(186)	(3,709)

Loss before income tax expense and cumulative effect of change in accounting principle	(4,644)	(6,626)	(9,782)	(1,253)	(5,655)
Income tax expense	—	—	—	—	—

Loss before cumulative effect of change in accounting principle	(4,644)	(6,626)	(9,782)	(1,253)	(5,655)
Cumulative effect of change in accounting principle(4)	—	(4,469)	—	—	—

Net loss	$(4,644)	$(11,095)	$(9,782)	$(1,253)	$(5,655)

Net loss per common share, basic and diluted	$(24.65)	$(36.59)	$(15.18)	$(2.41)	$(7.30)
Shares used in computing basic and diluted net loss per common share	188	303	644	521	774
Pro-forma net loss per common share, basic and diluted (unaudited)			$(0.49)		$(0.28)
Shares used in computing basic and diluted pro-forma net loss per common share (unaudited)			19,878		20,008

(1) Includes charges for stock-based compensation:
Cost of revenue	$—	$—	$	*	$	*	$4
Research and development	—	—		11		*	43
Selling and marketing	—	—		5		*	19
General and administrative	—	—		79		1	109

*	Less than $1.

(2)	2006 includes accrued future litigation related legal expense of $2,781.

(3)	Reflects changes in the fair value of our freestanding preferred stock warrants. See note (4) below.

(4)	2005 includes the cumulative effect of a change in accounting principle related to the manner in which we account for freestanding warrants on redeemable preferred stock.

	As of March 30, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,117	$10,117	$60,730
Working capital	(626)	10,329	60,942
Total assets	25,531	25,531	76,144
Total stockholders’ equity (deficit)	(68,992)	12,467	63,080

The preceding table presents a summary of our consolidated balance sheet data as of March 30, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all of our outstanding shares of convertible preferred stock and convertible notes into an aggregate of 19,233,628 shares of common stock immediately prior to completion of this offering and the reclassification of preferred stock warrants liability to additional paid in capital upon conversion of these warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock; and

•	as adjusted to give effect to the sale by us of 5,625,000 shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

We have a history of losses from operations and our achievement of sustained profitability is uncertain.

We were founded in 1998 and have never made a profit. We recognized net losses of $5.7 million in the three months ended March 30, 2007, $9.8 million in fiscal 2006 and $11.1 million in fiscal 2005. As of March 30, 2007, we had an accumulated deficit of $70.7 million. To become profitable, we will have to generate greater total revenue while controlling costs and expenses. Our ability to increase revenue or achieve and sustain profitability in the future will depend substantially on our ability to increase sales of our products to new and existing customers, to introduce and sell new products and to reduce the cost of revenue. Furthermore, we expect to make significant expenditures related to the development of our products and expansion of our business, including sales, marketing and administrative expenses. As a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company. We cannot assure you that our operations will become profitable in the future.

We have experienced significant revenue growth recently, and we cannot assure you this trend will continue.

We have grown rapidly in a short period of time, with our revenue increasing 72.9% from $19.2 million for fiscal 2005 to $33.2 million for fiscal 2006, and 25.7% from $7.4 million for the three months ended March 31, 2006 to $9.3 million for the three months ended March 30, 2007. We cannot assure you that we will achieve similar growth rates in future periods. You should not rely on the results of any prior periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our stock price may decline, and we may not have adequate financial resources to execute our business objectives.

You must consider our business and prospects in light of the risks and difficulties we encounter as a rapidly growing technology company in a very competitive market. These risks and difficulties include, but are not limited to, the risks identified below and in particular the following factors:

•	our focus on a single product market, the market for fingerprint authentication solutions;

•	the difficulties we face in managing rapid growth in personnel and operations;

•	the timing and success of new products and new technologies introduced by us and our competitors;

•	our ability to build brand awareness in a highly competitive market; and

•	our ability to increase production in a timely and cost effective basis.

We may not be able to successfully address any of these risks or others. Failure to do so adequately could harm our business and cause our operating results to suffer.

Our quarterly operating results will likely fluctuate in the future.

As our business continues to grow, we believe our quarterly operating results will be subject to greater fluctuation due to various factors, many of which are beyond our control. Factors that may affect quarterly operating results in the future include:

•	our ability to attract new customers, retain existing customers and increase revenue;

•	unpredictability of the timing and size of customer orders or customer cancellations of existing orders, since most of our customers purchase our products on a purchase order basis rather than pursuant to a long-term contract;

•	fluctuations in the capacities of and costs from our subcontractors in order to satisfy customer requirements;

•	variability of our margins based on changes in the mix of products shipped, production yields and other costs;

•	variability of operating expenses as a percentage of revenue;

•	our ability to introduce new and innovative fingerprint authentication solutions that appeal to our customers;

•	changes in our product pricing including those made in response to new product announcements and pricing changes of our competitors;

•	fluctuations based upon seasonality;

•	our rate of expansion, domestically and internationally;

•	the effectiveness of our sales force and the efforts of our distributors and sales representatives;

•	the effect of mergers and acquisitions on our company, our competitors, our suppliers or our customers; and

•	general economic conditions in our geographic markets.

Accordingly, it is difficult for us to accurately forecast our growth and results of operations on a quarterly basis. If we fail to meet expectations of investors or analysts, our stock price may fall rapidly and without notice. Further, the fluctuation of quarterly operating results may render period-to-period comparisons of our operating results less meaningful, and you should not rely upon them as an indication of future performance.

We may not be able to manage our future growth effectively, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth and those of being a public company.

We are experiencing a period of significant growth and expansion, which has placed, and any future expansion will continue to place, a significant strain on our management, personnel, systems and financial resources. To manage our growth successfully, we believe we must effectively:

•	hire, train, integrate and manage additional qualified engineers for research and development activities, as well as sales, marketing, financial and information technology personnel;

•	expand and upgrade our technological capabilities;

•	manage simultaneous relationships with our customers, distributors, sales representatives, subcontractors, suppliers and other third parties;

•	implement new customer service and production control systems; and

•	develop and put into practice the financial and management systems to comply with government and public company requirements.

Our efforts may require substantial managerial and financial resources and may increase our operating costs even though these efforts may not be successful. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, satisfy customer requirements, execute our business plan, respond to competitive pressures or comply with public company requirements.

We are dependent upon a relatively small number of significant end customers for more than 80% of our 2006 revenue. The loss of any one or more of these customers could reduce our revenue.

A relatively small number of end customers account for a significant portion of our revenue in any particular period. In fiscal 2006, Fujitsu Ltd. and Hewlett-Packard Company, either directly or through their suppliers, accounted for 32.2% and 26.8%, respectively, of our revenue in 2006. Our top five end customers accounted for 80.7% of our revenue in fiscal 2006 and 83.9% of our revenue in the three months ended March 30, 2007. We expect that our history of high end customer concentration and attendant risk will continue in future periods. The loss of any significant end customer will limit our ability to sustain and grow our revenue.

The market in which we participate is highly competitive, and if we do not compete effectively, we may not be able to increase our market penetration, grow our revenue or improve our gross margins.

The fingerprint authentication market is very competitive and changing rapidly. We expect increased challenges from existing as well as new competitors. Some of our competitors have offered solutions at lower prices, which has resulted in pricing pressure on sales of our fingerprint sensors. We expect further downward pricing pressure from our competitors and expect that we will have to price our fingerprint sensors aggressively to increase our market share. If we are unable to reduce our costs, our operating results could be negatively impacted. Increased competition generally may also result in reduced revenue, lower margins or the failure of our products to achieve or maintain widespread market acceptance, any of which could have a material adverse effect on our business, results of operations and financial condition.

Some of our present or future competitors could enjoy one or more substantial competitive advantages, such as:

•	greater name recognition and deeper penetration of our target markets;

•	a broader and more diversified array of products and services;

•	larger sales, marketing, organizations, research and development teams and budgets;

•	more established relationships with customers, contract manufacturers and suppliers;

•	better sales channels;

•	larger customer service and support organizations with greater geographic scope;

•	longer operating histories; and

•	substantially greater financial, technical and other resources.

Our present competitors include private companies such as Atrua, Inc., Fidelicia Microsystems, Inc., Symwave, Inc., UPEK, Inc., Validity Sensors, Inc., and public companies such as Atmel Corporation, or Atmel, Lite-on Technology Group and Mitsumi Electronic Co., Ltd. In addition, certain of our customers offer competitive technologies which could displace our own. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. The challenges we face from new and potentially larger competitors will become greater if consolidation or collaboration between or among our competitors occurs in our industry. For all of these reasons, we may not be able to compete successfully against our current or future competitors, and if we do not compete effectively, our ability to increase our revenue may be impaired.

Our future financial performance will depend on the widespread acceptance of biometric solutions.

In its short history, the biometrics market has been characterized by the frequent introduction of new technologies and products. The application of biometric technologies in non-governmental applications, including fingerprint, is relatively new. Although the market has been growing rapidly, there is no assurance that this growth will continue. Consumers and corporations may not find value in having biometric technologies integrated in the products they use such as PCs, wireless devices and access control systems. If end users do not value the product, then our customers may decide not to use our sensors in their future products. In addition, there are multiple variants of biometric technologies beyond fingerprint including face, hand, vein, voice, iris and others. Our customers, and their end users, may find these technologies of greater value and choose these technologies over our own.

The expansion of the biometric market also depends on the following factors:

•	public perception regarding the intrusiveness of our biometrics and the manner in which organizations use the biometric information collected;

•	legislation related to biometric information;

•	publicity regarding biometric solutions; and

•	security or use issues associated with our or competitive products that may reflect poorly on the biometrics market in general.

Even if biometric solutions gain wide market acceptance, our solutions may not adequately address market requirements and may not continue to gain market acceptance.

Resolution of claims that we have violated or may violate the intellectual property rights of others could materially harm our business and could require us to indemnify our customers, resellers or vendors, redesign our products, pay significant royalties to third parties or expend additional development resources to redesign our products.

The semiconductor industry is marked by a large number of patents, copyrights, trade secrets and trademarks and by frequent litigation based on allegations of infringement or other violation of intellectual property rights. At any time, a third-party may assert that our technology or products violates such party’s intellectual property rights. For example, we are presently subject to a patent infringement lawsuit filed by Atmel Corporation, or Atmel, and certain of its affiliates alleging that our fingerprint sensors and related software infringe two of Atmel’s patents.

Successful intellectual property claims against us from Atmel or others could result in significant financial liability or prevent us from operating our business or portions of our business as currently conducted. In addition, resolution of claims may require us to redesign our solutions, to obtain licenses to use intellectual property belonging to third parties, which we may not be able to obtain on reasonable terms, to cease using the technology covered by those rights and to indemnify our customers, resellers or vendors. Any claim, regardless of its merits, could be expensive and time consuming to defend against and divert the attention of our technical and management resources.

Questions of infringement in the biometrics and semiconductor market involve highly technical and subjective analyses. Litigation may be necessary in the future to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity, and we may not prevail in any such future litigation. Litigation, whether or not determined in our favor or settled, is costly, could harm our reputation, could cause our customers to use our competitors’ products and could divert the efforts and attention of our management and technical personnel from normal business operations.

Any failure to protect our intellectual property rights, trade secrets, copyrights, trademarks and technical know-how could impair our competitiveness.

Our ability to prevent competitors from gaining access to our technology is essential to our success. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. Trademark, patent, copyright and trade secret laws in the United States and other jurisdictions as well as our internal confidentiality procedures and contractual provisions are the core of our efforts to protect our proprietary technology and our brand. Our patents and other intellectual property rights may be challenged by others or invalidated through administrative proceedings or litigation, and we may initiate claims or litigation against third parties for infringement of our proprietary rights. Such administrative proceedings and litigation are inherently uncertain and divert resources that could be put towards other business priorities. We may not be able to obtain a favorable outcome and may spend considerable resources in our efforts to defend and protect our intellectual property.

Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. We may be unable to obtain additional patent protection in the future or obtain patents with claims of scope necessary to cover our technology. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate.

Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property and using our technology for their competitive advantage. Any such infringement or misappropriation could have a material adverse effect on our business, results of operations and financial condition.

There can be no assurance that the patents of others will not have an effect on our ability to do business. In addition, we cannot assure you that these our intellectual property rights will be adequate to prevent our competitors from copying or reverse-engineering our products, or that our competitors will not independently develop similar or competing technologies or methods or design around any patents that may be issued to us.

Our products must meet exacting specifications, and defects and failures may occur, which may cause customers to return or stop buying our products.

Our customers generally establish demanding specifications for quality, performance and reliability that our products must meet. However, our products are highly complex and may contain defects and failures when they are first introduced or as new versions are released. Our products are also subject to rough environments as they are integrated into our customer products for use by the end customers. If defects and failures occur in our products, we could experience lost revenue, increased costs, including warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments, product returns or discounts, diversion of management resources or damage to our reputation and brand equity, and in some cases consequential damages, any of which would harm our operating results. In addition, delays in our ability to fill product orders as a result of quality control issues may negatively impact our relationship with our customers. We cannot assure you that we will have sufficient resources, including any available insurance, to satisfy any asserted claims.

We rely on a limited number of independent subcontractors for the manufacture, warehousing and shipping of our products, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested could damage our relationships with our customers, decrease our revenue and limit our growth.

We do not have our own wafer fabrication, assembly or test facilities and have a very limited in-house prototype testing operation. Therefore, we must rely on third-party subcontractors to manufacture the products we design and sell. We currently primarily rely on Taiwan Semiconductor Manufacturing Company Ltd., or TSMC, to fabricate our semiconductor products. We also rely on Chipbond Technology Corp., or Chipbond, for special coating technologies, which are referred to as bumping, and on Signetics Corporation, or Signetics, to assemble and test our products. If these vendors do not provide us with high-quality manufacturing services and capacity in a timely manner, or if one or more of these vendors terminates its relationship with us, we may be unable to obtain satisfactory replacements to fulfill customer orders on a timely basis, our relationships with our customers could suffer and our revenue could decrease.

The fabrication of integrated circuits is a complex and technically demanding process. Our subcontractors could, from time to time, experience manufacturing defects and reduced manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. In addition, production yields for new products are generally lower at the initial production ramp. Product yields depend on our product design, the fabrication technology and the assembly process. Identifying yield problems can only occur in the production cycle when a product can be physically analyzed and tested in volume. Poor yields, integration issues or other performance problems in our products could cause us significant customer relations and business reputation problems, harm our financial results and result in financial or other damages to our customers. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

Other potential risks associated with relying on third-party subcontractors include:

•	reduced control over product cost, delivery schedules and product quality;

•	potential price increases;

•	inability to achieve required production or test capacity and acceptable yields on a timely basis;

•	longer delivery times;

•	increased exposure to potential misappropriation of our intellectual property;

•	shortages of materials used to manufacture our products;

•	labor shortages or labor strikes; and

•	quarantines or closures of manufacturing facilities due to the outbreak of viruses, such as SARS, the avian flu or any similar future outbreaks worldwide.

We currently do not have long-term supply contracts with any of our subcontractors. Therefore, they are not obligated to perform services or supply products to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. Our subcontractors have not provided contractual assurances to us that adequate capacity will be available for us to meet future demand for our products. These third-party vendors may allocate capacity to the production of other companies’ products while reducing deliveries to us on short notice. In particular, other customers that are larger and better financed than we are or that have long-term agreements with TSMC, Chipbond or Signetics may cause them to reallocate capacity to those customers, decreasing the capacity available to us.

The average selling prices of semiconductor products have historically decreased rapidly and will likely do so in the future, which could harm our revenue, gross margin and profits if we are unable to reduce our costs commensurately.

The semiconductor products we develop and sell are often subject to rapid declines in average selling prices. From time to time, we have had to reduce our prices significantly to meet customer, market and competitive pressures, and we may be required to reduce our prices more aggressively than planned. Reductions in our average selling prices to one customer could impact our average selling prices to all customers. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our unit volumes, reducing our costs or developing new products on a timely basis.

If we fail to achieve initial design-wins for our products, we may lose the opportunity to generate revenue for a significant period of time and be unable to recoup our investments in our products.

We expend considerable resources to achieve design-wins for our products, especially our new products and product enhancements. Once a customer designs a fingerprint sensor into a product, it is likely to continue to use the same sensor or enhanced versions of that sensor from the same supplier across a number of similar and successor products for a lengthy period of time due to the significant costs associated with qualifying a new supplier and potentially redesigning the product to incorporate a different fingerprint sensor. If we fail to achieve an initial design-win in a customer’s procurement process, we may lose the opportunity for significant sales to that customer for a number of its products and for a lengthy period of time. This may cause us to be unable to recoup our investments in our products, which would harm our business. Furthermore, should a design-win not culminate in a volume production order, our revenue would suffer.

We manufacture our products based on our estimates of customer demand, and if our estimates are incorrect, our financial results could be negatively impacted.

Our revenue is made on the basis of purchase orders rather than long-term purchase commitments. In addition, our customers may cancel purchase orders or defer the shipments of our products. We manufacture our products according to our estimates of customer demand. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, we may manufacture products that we may not be able to sell. In addition, the rapid pace of innovation in our industry could render obsolete significant portions of such inventory. Excess or obsolete inventory levels for these or other reasons could result in unexpected expenses or increases in our reserves which would adversely affect our business and financial results. Conversely, if we underestimate customer demand or if sufficient manufacturing capacity were unavailable, we would forego revenue opportunities, lose market share and damage our customer relationships.

Our sales cycle is lengthy and expensive and could adversely affect the amount, timing and predictability of future revenue.

Our customers generally need three months to three years, if not longer, after initial contact to make a final purchase decision with respect to our products. Our typical sales cycle often includes a prototype phase as a method to show proof of concept and manufacturability. As customers weigh their purchase options, we may expend significant resources in pursuit of a sale that may ultimately fail to close. We have little control over our customers’ budget cycles and approval processes, or the strength of competitors’ relationships with our potential customers, all of which could adversely affect our sales efforts. The introduction of new products and product enhancements may lengthen our sales cycle as customers defer a decision on purchasing existing products and evaluate our new products. If we are unsuccessful in closing sales after expending significant resources, our revenue and operating expenses will be adversely affected.

We must work closely with our subcontractors to make timely new product introductions.

We rely on our close working relationships with our independent subcontractors and other suppliers, including TSMC, Chipbond and Signetics, to anticipate and deliver new products on a timely basis when new generation materials and technologies are made available. If we are not able to maintain our relationships with our subcontractors, our ability to quickly offer advanced technology and product innovations to our customers would be impaired.

Maintaining and improving our financial controls and complying with rules and regulations applicable to public companies may be a significant burden on our management team and require considerable expenditures of our resources.

As a public company, we will incur additional legal, accounting and other expenses that we did not incur as a private company. The Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002 and The Nasdaq Marketplace Rules will apply to us as a public company. Compliance with these rules and regulations will necessitate significant increases in our legal and financial budgets and may also strain our personnel, systems and resources.

The Exchange Act requires, among other things, filing of annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Satisfying these requirements involves a commitment of significant resources and management oversight. As a result of management’s efforts to comply with such requirements, other important business concerns may receive insufficient attention, which could have a material adverse effect on our business, financial condition and results of operations. Failure to meet certain of these regulatory requirements could cause us to be delisted from the Nasdaq Global Market.

We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and our stock price.

Commencing in fiscal 2008, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered certified public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. As of the date of this prospectus, we have not undertaken any formal assessment of our internal controls over financial reporting. Our testing, or the subsequent testing by our independent registered certified public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered certified public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our headquarters are located in Florida, and our third-party manufacturing subcontractors are concentrated in Asia, areas subject to significant natural disaster risks.

TSMC, which fabricates our semiconductors, and Chipbond, which performs substantially all of our bumping, are located in China and Taiwan, respectively, and Signetics, which provides substantially all of our assembly and test support, is located in South Korea. The risk of extreme weather and an earthquake in the Pacific Rim region is significant due to the proximity of major earthquake fault lines. In September 1999, a major earthquake in Taiwan affected the facilities of TSMC, as well as other providers of foundry, assembly and test services. In 2005, several typhoons also disrupted the operations of TSMC. As a result of these natural disasters, these subcontractors suffered power outages and disruptions that impaired their production capacity. In March 2002 and June 2003, additional earthquakes occurred in Taiwan. The occurrence of earthquakes and other natural disasters could result in the disruption of operations. There is also a level of political unrest or uncertainty in some of these areas. We may not be able to obtain alternate capacity on favorable terms, if at all, which could harm our operating results.

In addition, our headquarters are located in Florida. The risk of a hurricane in Florida is significant. In 2004, the centers of two hurricanes came close to the area in which we operate, and we suffered power outages and disrupted business operations.

If we lose F. Scott Moody, our Chief Executive Officer and Chairman, or any other key employee or are unable to attract additional key employees, we may not be able to implement our business strategy in a timely manner.

Our future success depends in large part upon the continued service of our executive management team and other key employees. In particular, F. Scott Moody, our Chief Executive Officer and Chairman of the Board, is key to our overall management. Mr. Moody co-founded our company and has been our Chief Executive Officer since our inception. His experience in running our business and his personal involvement in significant relationships with customers and strategic partners is extremely valuable to us. Additionally, we are particularly dependent on the continued service of our existing research and development personnel because of the complexity of our products and technologies. Our employment arrangements with our executives and employees do not require them to provide services to us for any specific length of time, and they can terminate their employment with us at any time, with or without notice, without penalty. The loss of services of any of these executives or of one or more other key members of our team could seriously harm our business.

To execute our growth plan, we must continue to attract additional highly qualified personnel. Competition for qualified personnel is intense. We have experienced in the past, and may continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we are unable to attract and integrate additional key employees in a manner that enables us to scale our business and operations effectively, or if we do not maintain competitive compensation policies to retain our employees, our ability to operate effectively and efficiently could be limited.

We recently implemented a new accounting system and our limited experience with it may cause delays in the preparation of our financial results.

In March 2007, we implemented a new accounting system, and as such we have limited experience in the real time preparation of financial statements utilizing this system. Until we have additional experience with our accounting system, we cannot assure you that our financial reporting can be prepared without significant resources and management oversight.

The semiconductor industry has historically experienced significant fluctuations with prolonged downturns, which could impact our operating results, financial condition and cash flows.

The semiconductor industry has historically exhibited cyclical behavior, which at various times has included significant downturns in customer demand. Though we have not yet experienced any of these industry downturns, we may in the future. Because a significant portion of our expenses is fixed in the near term or is incurred in advance of anticipated revenue, we may not be able to decrease our expenses rapidly enough to offset any unanticipated shortfall in revenue. If this situation were to occur, it could adversely affect our operating results, cash flow and financial condition. Furthermore, the semiconductor industry has experienced periods of increased demand and production constraints. If this happens in the future, we may not be able to produce sufficient quantities of our products to meet the increased demand. We may also have difficulty in obtaining sufficient wafer, assembly and test resources from our independent subcontractors. Any factor adversely affecting the semiconductor industry in general, or the particular segments of the industry that our products target, may adversely affect our ability to generate revenue and could negatively impact our operating results.

Security breaches in systems which integrate our products could result in the disclosure of sensitive information that could result in the loss of customers and negative publicity.

Many of the sensors we sell protect private corporate or personal information. A security breach in one of these systems which integrate our products could cause serious harm to our business as a result of negative publicity and lost business. This risk is difficult to manage since our primary customer base, OEMs and ODMs, control the overall system design and security feature integration. In addition, most customers currently use third party software to interface with our fingerprint sensors. However, should a customer or end user lose important sensitive information, they may elect to pursue a legal claim against us for their perceived damage.

Our success will depend on the timely introduction of new products with increased functionality.

Our future financial performance will depend on our ability to meet customer specifications and requirements by enhancing our current fingerprint authentication solutions and developing products with new and better functionality. We expect to devote significant resources to identifying new market trends and developing products to meet anticipated customer demand for fingerprint sensor solutions. Ultimately, however, customers may not purchase our solutions. Accordingly, we can not assure you that demand for the type of solutions we offer and plan to offer will continue to develop as we anticipate, or at all.

We must develop new products and enhance our existing products with improved technologies to meet rapidly evolving customer requirements. For example, we are spending a material portion of our research and development budget on the development of highly secure sensors and software. The success of new features depends on several factors, including their timely introduction and market acceptance. We may not be successful in developing enhancements or new solutions or bringing them to market in a timely manner. We could experience delays in completing the development and introduction of new products and product enhancements that may render our products, when introduced, obsolete and unmarketable. Customers may also defer purchases of our existing products pending the introduction of anticipated new products. If our new solutions are not competitive with solutions offered by other vendors, we may not be perceived as a technology leader and could miss market opportunities. If we are unable to enhance the functionality of our solutions or introduce new solutions which achieve widespread market acceptance, our reputation will be damaged, the value of our brand will diminish, and our business will suffer. In addition, uncertainties about the timing and nature of new features and products could result in increases in our research and development expenses with no assurance of future sales.

We work with distributors and sales representatives to sell our products, and if our relationships with one or more of those distributors or sales representatives were to terminate, our operating results may be impacted.

We rely in part upon third parties, including our independent sales representatives and our distributors, to promote our products, generate demand and sales leads, and obtain orders for our products. Our distributors and sales representatives also provide technical sales support to our customers. The activities of these third parties are not within our direct control. Our failure to manage our relationships with these third parties effectively could impair the effectiveness of our sales, marketing and support activities. A reduction in the sales efforts, technical capabilities or financial viability of these parties, a misalignment of interest between us and them, or a termination of our relationship with a major sales representative or our distributor could have a negative effect on our revenue, financial results and ability to support our customers. These parties are engaged under short-term contracts, which typically may be terminated by either party on 30 to 60 days notice. It generally takes approximately three months for a third-party such as a sales representative to become educated about our products and capable of providing quality sales and technical support to our customers. If we were to terminate our relationship with our distributor or one of our larger sales representatives, or if one of them decided to discontinue its relationship with us, sales to current and prospective customers could be disrupted or delayed, and we could experience a diversion of substantial time and resources as we seek to identify, contract with and train a replacement.

If we switch to another foundry to manufacture our semiconductors, our current manufacturing process could be disrupted which could negatively impact our unit volumes and revenue.

As a result of the complexity in semiconductor manufacturing, it is difficult to retain and rely on a new foundry. We may not be able to enter into a relationship with a new foundry that produces satisfactory yields on a cost-effective basis. If we need another foundry because of increased demand, or the inability to obtain timely and adequate deliveries from our current provider, we might not be able to cost-effectively and quickly retain other vendors to satisfy our requirements. Any failure to successfully integrate a new foundry could negatively impact our unit volumes and revenue.

Our business depends on customers, suppliers and our own operations outside the United States, and as a result we are subject to regulatory, operational, financial and political risks, which could adversely affect our financial results.

The percentage of our revenue attributable to shipments to customers outside the United States was 88.1% in fiscal 2005, 91.9% in fiscal 2006 and 97.2% in the three months ended March 30, 2007. We expect that revenue from customers outside the United States will continue to account for a significant percentage of our revenue. In addition, we maintain international sales and technical support offices in China, Germany, Japan, South Korea and Taiwan, and we rely on a network of distributors and sales representatives to sell our products internationally. Moreover, we have in the past relied on, and expect to continue to rely on, subcontractors located in China, South Korea and Taiwan. Accordingly, we are subject to several risks and challenges, any of which could harm our business and financial results. These risks and challenges include:

•	difficulties and costs of staffing and managing international operations across different geographic areas and cultures;

•	compliance with a wide variety of domestic and foreign laws and regulations, including those relating to the import or export of semiconductor products;

•	legal uncertainties regarding employee issues, taxes, tariffs, quotas, export controls, export licenses and other trade barriers;

•	our ability to receive timely payment and collect our accounts receivables;

•	political, legal and economic instability, foreign conflicts, natural disasters and the impact of regional and global infectious diseases such as SARS or avian flu in the countries in which we and our customers, suppliers and subcontractors are located; and

•	legal uncertainties regarding protection of intellectual property rights.

Future transactions and this offering may limit our ability to use our net operating loss carry forwards.

As of December 29, 2006, we had U.S. federal tax net operating loss carry forwards of approximately $50.3 million. These net operating loss carry forwards may be used to offset future taxable income and thereby reduce our U.S. federal income taxes otherwise payable. Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, imposes an annual limit on the ability of a corporation that undergoes an “ownership change” to use its net operating loss carry forwards to reduce its tax liability. Due in part to equity financings, we experienced “ownership changes” as defined in Section 382 of the Code. It is impossible for us to ensure that we will not experience an ownership change in the future because changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Code. Furthermore, our ability to utilize net operating loss carry forwards may be limited by the issuance of common stock in this offering. Accordingly, our use of the net operating loss carry forwards and credit carry forwards is limited by the annual limitations described in Sections 382 and 383 of the Code. The limitation on the use of net operating loss carry forwards means that we may need to pay U.S. federal income taxes prior to utilizing these carry forwards in their entirety.

If we acquire any companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

In the future, we may acquire or make investments in companies, assets or technologies that we believe are complementary or strategic. We have not made any acquisitions or investments to date, and therefore our ability as an organization to make acquisitions or investments is unproven. If we decide to make an acquisition or investment, we face numerous risks, including:

•	difficulties in integrating operations, technologies, products and personnel;

•	diversion of financial and managerial resources from existing operations;

•	risk of overpaying for or misjudging the strategic fit of an acquired company, asset or technology;

•	problems or liabilities stemming from defects of an acquired product or intellectual property litigation that may result from offering the acquired product in our markets;

•	challenges in retaining employees key to realizing the value of the acquisition or investment;

•	inability to generate sufficient return on investment;

•	incurrence of significant one-time write-offs; and

•	delays in customer purchases due to uncertainty.

If we proceed with an acquisition or investment, we may be required to use a considerable amount of our cash, including proceeds from this offering, which may decrease our liquidity, or to finance the transaction through debt or equity securities offerings, which may dilute our stockholders and affect the market price of our stock. As a result, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be harmed.

If we fail to comply with export control regulations we could be subject to substantial fines, or other sanctions.

Certain of our products are subject to the Export Administration Regulations, administered by the Department of Commerce, Bureau of Industry Security, which require that we obtain an export license before we can export products or technology to specified countries. Additionally, some of our products are subject to the International Traffic in Arms Regulations, which restrict the export of information and material that may be used for military or intelligence applications by a foreign person. Failure to comply with these laws could result in sanctions by the government, including substantial monetary penalties, denial of export privileges and debarment from government contracts and could negatively impact our business, financial condition and results of operations.

We rely on partners to enhance our product offerings, and our inability to continue to develop or maintain such relationships in the future would harm our ability to remain competitive.

We have developed relationships with third-party partners, which we refer to as our Solution Provider Network, which provide application software, hardware reference designs and other services designed for specific uses with our products. We believe these relationships enhance our customers’ ability to get their products to market quickly. If we are unable to continue to develop or maintain these relationships, we might not be able to enhance our customers’ ability to commercialize their products in a timely fashion and our ability to remain competitive would be harmed.

Risks Related To This Offering

There is no existing market for our common stock, and we do not know if one will develop that will provide you with adequate liquidity.

Currently there is no public market for our common stock. Investor interest in us may not lead to the development of an active trading market. The initial public offering price for the shares offered pursuant to this prospectus will be negotiated between us and representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell our common stock at or above the initial public offering price.

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

Though our common stock has no prior trading history, the trading prices of technology company securities in general have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors, in addition to those outlined elsewhere in this prospectus, that may affect the trading price of our common stock include:

•	actual or anticipated variations in our operating results;

•	announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;

•	changes in recommendations by any securities analysts that elect to follow our common stock;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	the loss of a key customer;

•	the loss of a key supplier;

•	the loss of key personnel;

•	government regulations affecting biometrics;

•	technological advancements rendering our products less valuable;

•	lawsuits filed against us;

•	changes in operating performance and stock market valuations of other companies that sell similar products;

•	price and volume fluctuations in the overall stock market;

•	market conditions in our industry, the industries of our customers and the economy as a whole; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have 26,000,148 shares of common stock outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. The shares of common stock outstanding after this offering, including the shares offered hereby, will be available for sale, assuming the effectiveness of lock-up agreements under which our directors, executive officers and most of our stockholders have agreed not to sell or otherwise dispose of their shares of common stock in the public market, as follows:

Number of Shares	Date of Availability for Sale

7,766,497	Date of this prospectus
207,936	90 days after the date of this prospectus
16,315,837	Upon expiration of the 180-day lock-up agreement, subject to volume limitations and other limits as applicable

Any or all of these shares may be sold prior to expiration of the 180-day lock-up period at the discretion of Lehman Brothers Inc. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. Immediately following the 180-day lock-up period, 24,290,270 shares of our common stock will be available for sale. The remaining shares of our common stock will become available for sale at various times thereafter upon the expiration of one-year holding periods under Rule 144. We expect that the holders of our outstanding warrants will exercise warrants to purchase 1,885,501 prior to their expiration on December 31, 2007. In addition, after this offering, the holders of 21,360,964 shares of common stock, which includes shares issuable upon exercise of our outstanding warrants, will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The research and reports that industry or financial analysts publish about us or our business will likely have an effect on the trading price of our common stock. If an industry analyst decides not to cover us, or if an industry analyst decides to cease covering us at some point in the future, we could lose visibility in the market, which in turn could cause our stock price to decline. If an industry analyst downgrades our stock, our stock price would likely decline rapidly in response.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

We anticipate that our executive officers, directors, current five percent or greater stockholders and affiliated entities will together beneficially own approximately 45.4% of our common stock outstanding after this offering. As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control that other stockholders may view as beneficial.

Our management will have broad discretion over the use of the proceeds from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering. Though at this time we have not designated the net proceeds for specific projects, we expect to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use net proceeds for other purposes, including for possible investments in, or acquisitions of, companies, products or technologies, although we have no specific plans at this time to do so. Management may fail to use these funds effectively to yield a significant return, or any return, on any investment of these net proceeds.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

The initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock after this offering. Therefore, based on an assumed offering price of $10.00 per share, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $7.54 per share.

Provisions of our certificate of incorporation and bylaws and Delaware law might discourage, delay or prevent a change of control of or changes in our management and, as a result, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control or changes in our management that our stockholders may deem advantageous. These provisions:

•	require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	limit the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits “business combinations” between a Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests. See “Description of Capital Stock.”

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our expenses and revenue;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

•	plans for future products, for enhancements of existing products and for development of new technologies;

•	our anticipated growth strategies;

•	existing and new customer relationships and design-wins;

•	our technology strengths;

•	our intellectual property, third-party intellectual property and claims related to infringement thereof;

•	anticipated trends and challenges in our business and the markets in which we operate; and

•	sources of new revenue.

In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “will,” “potential,” “plan,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data and forecasts that we have developed from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Our internal data and estimates are based upon information obtained from our investors, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

USE OF PROCEEDS

We expect that the net proceeds we will receive from the sale of the shares of common stock offered by us will be approximately $50.6 million, based on an assumed initial public offering price of $10.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares of common stock in full, the amount of net proceeds payable to us will not change. A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $5.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by our selling stockholders.

The principal purposes for this offering are to increase our working capital, create a public market for our common stock, facilitate our future access to the public capital markets and increase our visibility in our markets. We intend to use our net proceeds from this offering for general corporate purposes, including working capital, a portion of which we expect to use to increase the number of personnel in our sales and marketing and research and development groups. We may also use a portion of our net proceeds to acquire or invest in new technologies, businesses or other assets. We have no current agreements or commitments with respect to any material acquisitions. We do not have more specific plans for the net proceeds from this offering.

We have not yet determined all of our expected expenditures, and we cannot estimate the amounts to be used for each purpose set forth above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently expect to retain all future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. The declaration and payment of any dividends in the future will be determined by our board of directors, in its discretion, and will depend on a number of factors, including our earnings, capital requirements and overall financial condition.

CAPITALIZATION

The following table sets forth our capitalization as of March 30, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all of our outstanding shares of preferred stock and convertible notes into an aggregate 19,233,628 shares of our common stock immediately prior to the completion of this offering and the reclassification of preferred stock warrants liability to additional paid in capital upon conversion of these warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock; and

•	as adjusted basis to give effect to the sale by us of 5,625,000 shares of common stock in this offering after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 30, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands, except share data)

Preferred stock warrants liability	$11,350	$—	$—
Senior secured convertible notes	7,500	—	—
Mandatorily redeemable preferred stock:
Series A convertible preferred stock, par value $0.01 per share; 13,510,000 shares authorized, 13,500,000 shares issued and outstanding actual; no shares issued and outstanding, pro forma and pro forma as adjusted	13,461	—	—
Series B convertible preferred stock, par value $0.01 per share; 9,324,702 shares authorized, 9,005,812 shares issued and outstanding actual; no shares issued and outstanding, pro forma and pro forma as adjusted	20,227	—	—
Series C convertible preferred stock, par value $0.01 per share; 38,109,301 shares authorized, 29,928,769 shares issued and outstanding actual; no shares issued and outstanding, pro forma and pro forma as adjusted	13,986	—	—
Series D convertible preferred stock, par value $0.01 per share; 15,000,000 shares authorized, issued and outstanding actual; no shares issued and outstanding, pro forma and pro forma as adjusted	14,935	—	—
Stockholders’ equity (deficit):
Common stock, par value $0.01 per share; 100,000,000 shares authorized, 790,102 shares issued and outstanding, actual; 20,023,730 shares issued and outstanding pro forma; 25,648,730 shares issued and outstanding, pro forma as adjusted	8	200	256
Junior convertible preferred stock, par value $0.01 per share; 4,500,000 shares authorized, issued and outstanding actual; no shares issued and outstanding, pro forma and pro forma as adjusted	45	—	—
Undesignated preferred stock, par value $0.01 per share; No shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	1,683	82,995	133,552

	As of March 30, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands, except share data)

Accumulated deficit	(70,728)	(70,728)	(70,728)

Total stockholders’ equity (deficit)	(68,992)	12,467	63,080

Total capitalization	$12,467	$12,467	$63,080

The preceding table excludes as of March 30, 2007:

•	3,626,606 shares of common stock issuable upon the exercise of options, at a weighted average exercise price of $1.42 per share;

•	2,127,336 shares of common stock issuable upon the exercise of warrants, at a weighted average exercise price of $2.27 per share;

•	98,963 shares of common stock available for future issuance under our 2004 stock incentive plan; and

•	up to 3,524,348 shares of common stock that we expect will be available for future issuance under our 2007 stock incentive plan as of the time we complete this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents by $5.2 million and our capitalization by $5.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share after this offering. Our pro forma net tangible book value as of March 30, 2007, was approximately $12.5 million, or $0.62 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of March 30, 2007 giving pro forma effect to the conversion of all of our preferred stock and our outstanding convertible notes as if it occurred on that date.

After giving effect to the transactions described above and the sale by us of 5,625,000 shares of common stock in this offering at an assumed initial offering price of $10.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the use of the proceeds therefrom, our adjusted pro forma net tangible book value as of March 30, 2007 would have been approximately $63.1 million, or approximately $2.46 per share. This amount represents an immediate increase in pro forma net tangible book value of $1.84 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $7.54 per share to new investors purchasing shares of common stock in this offering. We determine dilution by subtracting the adjusted pro forma net tangible book value per share immediately after the completion of this offering from the amount of cash that a new investor paid for a share of our common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$10.00
Pro forma net tangible book value as of March 30, 2007	$0.62
Increase per share attributable to new investors	1.84

Adjusted pro forma net tangible book value per share after this offering		2.46

Dilution in pro forma net tangible book value per share to new investors		$7.54

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would (decrease) increase our pro forma, as adjusted net tangible book value by $5.2 million, the pro forma, as adjusted net tangible book value per share after this offering by $0.20 per share, the pro forma, as adjusted net tangible book value to new investors in this offering by $0.20 per share, and assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The net tangible book value per share and the dilution in net tangible book value per share will remain unchanged in the event the underwriters exercise their option to purchase additional shares of common stock from certain selling stockholders.

The following table summarizes, on an as adjusted basis as of March 30, 2007, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid at an assumed initial public offering price of $10.00 per share, before deducting estimated underwriting discounts and commissions and offering expenses payable by us. This table gives effect to the conversion of all our preferred stock and our outstanding convertible notes into common stock.

					Average
	Shares Purchased		Total Consideration		Price per
	Number	Percent	Amount	Percent	Share

Existing stockholders	20,024,000	78%	$72,720,000	56%	$3.63
New investors	5,625,000	22	56,250,000	44	10.00

Total	25,649,000	100.0%	$128,970,000	100.0%	$5.03

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors in this offering, total consideration paid by all shareholders and the average price per share paid by all shareholders by $5.6 million, $5.6 million and $0.22, respectively, assuming the number of common shares offered by certain selling stockholders, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and other expenses of the offering.

The foregoing table assumes no exercise of stock options or warrants and that 1,875,000 shares of common stock to be sold are sold by the selling stockholders in this offering. As of March 30, 2007, there were options outstanding to purchase 3,626,606 shares of common stock at a weighted average exercise price of $1.42 per share, and warrants outstanding to purchase 2,127,336 shares of common stock at a weighted average exercise price of $2.27 per share. To the extent outstanding options and warrants having an exercise price that is less than the offering price of this offering are exercised, new investors will experience further dilution. If all stock options and warrants outstanding as of March 30, 2007 were exercised, the dilution in pro forma net tangible book value per share to new investors would be $7.67.

The following table summarizes, on a pro forma as adjusted basis as of March 30, 2007, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid at an assumed initial public offering price of $10.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. The table gives effect to the conversion of all of our preferred stock and our outstanding convertible notes into common stock and assumes the exercise of all options and warrants that were outstanding and exercisable as of March 30, 2007.

					Average
	Shares Purchased		Total Consideration		Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders	20,024,000	64%	$72,720,000	52%	$3.63
Shares subject to options and warrants	5,753,942	18	9,978,833	7	1.73
Subtotal	25,777,942	82	82,698,833	60	3.21
New investors	5,625,000	18	56,250,000	40	10.00

Total	31,402,942	100.0%	$138,948,833	100.0%	$4.42

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The data as of December 31, 2005 and December 29, 2006, and for the fiscal years ended December 31, 2004, 2005 and December 29, 2006, are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The data as of December 31, 2002, 2003 and 2004, and for the fiscal years ended December 31, 2002 and 2003, are derived from our audited consolidated financial statements and related notes not included in this prospectus. The selected consolidated balance sheet data as of March 30, 2007 and the selected consolidated statements of operations data for each of the three months ended March 31, 2006 and March 30, 2007 have been derived from the unaudited consolidated financial statements that are included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Fiscal Year Ended					Three Months Ended
	December 31,				December 29,	March 31,	March 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$3,404	$16,879	$13,835	$19,243	$33,174	$7,386	$9,295
Cost of revenue(1)	2,176	10,818	7,424	11,314	19,264	4,169	5,015

Gross profit	1,228	6,061	6,411	7,929	13,910	3,217	4,280
Operating expenses
Research and development(1)	3,345	4,600	6,002	7,355	9,631	2,279	2,774
Selling and marketing(1)	3,886	5,077	3,986	5,432	7,067	1,684	1,985
General and administrative(1)(2)	1,338	1,266	1,270	1,284	5,084	321	1,467

Total operating expenses	8,569	10,943	11,258	14,071	21,782	4,284	6,226

Loss from operations	(7,341)	(4,882)	(4,847)	(6,142)	(7,872)	(1,067)	(1,946)
Other income (expense), net
Warrant expense(3)	—	—	—	(933)	(2,195)	(284)	(3,753)
Interest expense	(247)	(212)	(11)	—	—	—	(26)
Interest income	88	79	214	449	285	98	70

Total other income (expense), net	(159)	(133)	203	(484)	(1,910)	(186)	(3,709)

Loss before income tax expense and cumulative effect of change in accounting principle	(7,500)	(5,015)	(4,644)	(6,626)	(9,782)	(1,253)	(5,655)
Income tax expense	—	—	—	—	—	—	—

Loss before cumulative effect of change in accounting principle	(7,500)	(5,015)	(4,644)	(6,626)	(9,782)	(1,253)	(5,655)
Cumulative effect of change in accounting principle(4)	—	—	—	(4,469)	—	—	—

Net loss	$(7,500)	$(5,015)	$(4,644)	$(11,095)	$(9,782)	$(1,253)	$(5,655)

	Fiscal Year Ended					Three Months Ended
	December 31,				December 29,	March 31,	March 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands, except per share data)

Net loss per common share, basic and diluted	$(169.90)	$(80.67)	$(24.65)	$(36.59)	$(15.18)	$(2.41)	$(7.30)
Shares used in computing basic and diluted net loss per common share	44	62	188	303	644	521	774
Pro-forma net loss per common share, basic and diluted (unaudited)					$(0.49)		$(0.28)
Shares used in computing basic and diluted pro-forma net loss per common share (unaudited)					19,878		20,008

(1) Includes charges for stock-based compensation:
Cost of revenue	$—	$—	$—	$—	$ *	$ *	$4
Research and development	—	—	—	—	11	*	43
Selling and marketing	—	—	—	—	5	*	19
General and administrative	—	—	—	—	79	1	109

* Less than $1.
(2) 2006 includes accrued future litigation related legal expenses of $2,781.
(3) Reflects changes in the fair value of our freestanding preferred stock warrants. See note (4) below.
(4) 2005 includes the cumulative effect of a change in accounting principle related to the manner in which we account for freestanding warrants on redeemable preferred stock.

					As of	As of
	As of December 31,				December 29,	March 30,
	2002	2003	2004	2005	2006	2007
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,958	$913	$743	$690	$6,076	$10,117
Working capital	(238)	8,498	18,737	12,932	6,130	(626)
Total assets	3,609	14,415	22,258	19,721	15,927	25,531
Long-term obligations, net of current portion	—	—	—	5,402	8,495	7,895
Total stockholders’ equity (deficit)	(40,057)	(38,492)	(43,076)	(54,028)	(63,539)	(68,992)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this prospectus. Beginning with 2006, we adopted a fiscal year ending on the Friday closest to December 31. In prior years, we operated on a fiscal year ending on December 31. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

We are a leading mixed-signal semiconductor company providing fingerprint authentication sensors and solutions to the high-volume PC, wireless device and access control markets. We believe our products, which are based on our patented TruePrint-based technology, are the most accurate, reliable, cost-effective, easy to use and versatile products commercially available today. Since our inception, we have shipped over 16 million sensors which have been integrated into over 150 different models of laptops, desktops and PC peripherals as well as over 6 million mobile phones. In response to increasing demand, we shipped over 6.9 million sensor units in 2006, a 122.6% increase over the 3.1 million sensor units we shipped in 2005. During the three months ended March 30, 2007, we shipped 1.9 million sensor units and generated revenue of $9.3 million, an increase of 32.0% and 25.7%, respectively, over the three months ended March 31, 2006.

Since inception, we have invested heavily in research and development and have not yet achieved profitability. From our incorporation in 1998 through 2000, we were primarily engaged in the design and development of our first products, which we began shipping commercially in 2000. Our revenue has grown from $3.4 million in 2002 to $33.2 million in 2006, driven primarily by demand in the PC and wireless device markets. We expect sales of our products for use in the PC and wireless device markets to continue to represent a substantial portion of our revenue in the foreseeable future.

We primarily sell our products to OEMs, ODMs, or contract manufacturers. Our customers’ products are complex and require significant time to define, design and ramp to volume production. Our sales cycle begins with our marketing and sales staff and application engineers engaging with our customers’ system designers and management, which is typically a multi-month, or even multi-year, process. If we are successful, a customer will decide to incorporate our solution in its product, which we refer to as a design-win. Because the sales cycles for our products are long, we incur expenses to develop and sell our products, regardless of whether we achieve the design-win and well in advance of generating revenue, if any, from those expenditures. We do not have long-term purchase commitments from any of our customers, as sales of our products are generally made under individual purchase orders. However, once one of our products is incorporated into a customer’s design, it is likely to remain designed in for the life cycle of its product. We believe this to be the case because a redesign would generally be time consuming and expensive. We have experienced revenue growth due to an increase in the number of our products offered, an expansion of our customer base, an increase in the number of design-wins within any one customer and an increase in the average revenue per design-win.

We do not own or operate our own semiconductor fabrication, wafer bumping, assembly or test facilities. We depend on independent vendors to manufacture, assemble and test our fingerprint sensor products. By outsourcing manufacturing, we are able to avoid the cost associated with owning and operating our own manufacturing facility and take advantage of the scale of operations these third parties provide.

Our future profitability and rate of growth, if any, will be directly affected by the continued acceptance of our products in the marketplace, as well as the timing and size of orders, product mix, average selling prices and costs of our products and general economic conditions. Our ability to attain profitability will also be affected by the extent to which we must incur additional expenses to expand our sales, marketing, development, and general and administrative capabilities to expand our business. The largest component of our operating expenses is personnel costs. Personnel costs consist of salaries, benefits and incentive compensation, including bonuses and stock-based compensation, for our employees. Our operating expenses will continue to grow in absolute dollars, assuming our revenue continue to grow. As a percentage of revenue, we expect these expenses to decrease, although we have no assurance that they will.

The following are materials trends that are creating opportunities and risks to our business, and a discussion of how we are responding.

•	Our customers are increasingly integrating fingerprint sensors in products sold into price-sensitive high volume end markets, which requires cost-effective solutions. We are responding by continuing to focus our design efforts to create fingerprint sensors that are smaller, easier to manufacture, and at a resulting lower cost. As average selling prices decline, lowering the costs of our fingerprint sensors is critical in maintaining or improving our gross margins.

•	Outside of Japan, wireless network carriers are still evaluating the value proposition of integrating fingerprint sensors into devices sold for use on their networks. We expect eventual widespread integration of fingerprint sensors into wireless devices, however, the timing of adoption by wireless network carriers will have a significant impact on our future revenues. In response, we are working with wireless device manufacturers to support their efforts to accelerate the adoption of fingerprint verification technology in wireless communications.

•	In both the PC and wireless device markets, our customers are increasingly looking to suppliers such as us to integrate additional functionality into our components or sub-systems. This benefits the customer by reducing manufacturing assembly steps and the amount of space required for components, of particular importance in the case of cell phones. We have been investing engineering resources in developing additional functionality on our sensors. For example, our TrueNav navigation feature which allows wireless device manufacturers to eliminate the mechanical navigation button on their cell phones. Our future revenues and gross margins will be impacted by the extent that we are successful in integrating additional functionality into our sensors.

•	As a public company, we will experience increases in certain general and administrative expenses to comply with the laws and regulations applicable to public companies. These laws and regulations include the provisions of the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission and the Nasdaq Stock Market. To comply with the corporate governance and operating requirements of being a public company, we will incur increases in such items as personnel costs, professional services fees, fees for independent directors and the cost of directors and officers liability insurance. In the first quarter of 2007, general and administrative expenses increased substantially as we added resources and incurred outside audit, valuation and legal fees in preparation to become a public company.

Description of Our Revenue, Cost of Revenue and Expenses

Revenue.  Our revenue is generated primarily from shipments of our fingerprint authentication sensors and solutions. The price of our products is based upon market and competitive conditions. Therefore, the main factors that impact our revenue are unit volumes and average selling prices.

We supply our products to several end customers either directly or through their suppliers, which may be ODMs, contract manufacturers or distributors. The following table identifies our customers who generated 10% or more of our revenue in the periods indicated.

							Three Months
	Fiscal Year Ended						Ended
	December 31,				December 29,		March 30,
	2004		2005		2006		2007

Fujitsu Ltd.	45.6%		35.8%		32.2%		24.6%
Compal Electronics, Inc.(1)		*		*	18.5		20.4
Inventec Corporation(1)		*		*	13.7		15.4
Richpower Electronic Devices Co.		*		*		*	13.9

*	Less than 10%

(1)	ODMs which supply Hewlett-Packard Company, among others.

The following table is based on the geographic location of OEMs, ODMs and the distributors which purchased our products. For shipments to ODMs, contract manufacturers or distributors, their geographic location may be different from the geographic locations of the ultimate end customers. For the three months ended March 30, 2007, and for the years ended December 31, 2004, 2005, and December 29, 2006, revenue generated from international customers accounted for approximately 97.2%, 80.8%, 88.1%, and 91.9%, respectively, of total revenue. We denominate all revenue in U.S. dollars.

	Fiscal Year Ended						Three Months
	December 31,				December 29,		Ended
	2004		2005		2006		March 30, 2007
		% of Total		% of Total		% of Total		% of Total
	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue	Revenue
	(In thousands, except percentages)

Asia/Pacific (Excluding Japan)	$3,734	27.0%	$7,560	39.3%	$17,127	51.6%	$5,961	64.1%
Japan	6,282	45.4	7,427	38.6	11,515	34.7	2,452	26.4
Canada	742	5.4	1,598	8.3	1,431	4.3	586	6.3
United States	2,654	19.2	2,286	11.9	2,676	8.1	263	2.8
Europe	423	3.0	372	1.9	425	1.3	33	0.4

Total	$13,835	100%	$19,243	100%	$33,174	100%	$9,295	100%

Our distributors are used primarily to support logistics, including credit management and importation outside the U.S. Total revenue through distributors was $1.3 million, $2.2 million and $4.7 million in 2004, 2005 and 2006, respectively, which accounted for 9.3%, 11.2% and 14.1% of revenue, respectively.

Cost of revenue and gross margin.  We outsource all manufacturing activities associated with our products, which includes wafer fabrication, wafer bumping, assembly and test functions. A significant portion of our cost of revenue consists of the costs to manufacture our products. Cost of revenue also includes items such as equipment depreciation, royalty expense, production planning personnel and related expenses, warranty costs, inventory valuation write-downs and, beginning in 2006, stock-based compensation under SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”). The primary factors that impact our cost of revenue are the mix of products sold, wafer and other raw material costs, outsourced manufacturing costs and product yields. We expect cost of revenue to increase in absolute dollars in the future from an expected increase in revenue. Cost of revenue as a percentage of total revenue may increase over time if decreases in average selling prices are not offset by corresponding decreases in our product costs.

We use third-party foundries, bumping, assembly and test subcontractors, who are primarily located in Asia, to manufacture our semiconductor products. We purchase processed wafers from our fabrication suppliers, which are currently TSMC and Chartered. We also outsource the bumping, assembly, test and other processing of our products to third-party subcontractors, primarily Chipbond and Signetics. We do not have long-term agreements with any of our third-party subcontractors. A significant disruption in the operations of one or more of these subcontractors would impact the production of our products and could have a material adverse impact on our business, financial condition and results of operation.

Our gross margin has been and will continue to be affected by a variety of factors, including average selling prices of our products, product mix, timing of cost reductions for outsourced manufacturing services, inventory write downs and the timing and changes in production test yields. In addition, we tend to experience lower yields on the initial production release of a new product.

Research and development expenses.  Research and development expenses primarily include personnel, the cost of fabrication masks, engineering development software, depreciation associated with capital equipment, third- party development support, allocated facilities expense and, beginning in 2006, stock-based compensation under SFAS 123(R). All research and development costs are expensed as incurred.

We expect that research and development expenses will continue to increase in absolute dollars in the future as we increase our investment in developing new products, although we expect these expenses to decrease as a percentage of revenue. Additionally, as a percentage of revenue, these costs fluctuate from one period to another.

Selling and marketing expenses.  Selling and marketing expenses consist primarily of salaries and commissions for our sales and marketing personnel, independent sales representative commissions, travel, marketing communications, press releases, advertising, costs for tradeshows, marketing programs, allocated facilities expense, consultants and market studies, and beginning in 2006, stock-based compensation under SFAS 123(R). We expect selling and marketing expenses to continue to increase in absolute dollars, but such expenses may decline as a percentage of revenue.

General and administrative expenses.  General and administrative expenses consist primarily of general corporate costs, including personnel expenses, financial reporting, corporate governance and compliance and outside legal, audit, tax compliance fees, allocated facilities expense, and, beginning in 2006, stock-based compensation under SFAS 123(R). We expect general and administrative expenses to increase over the next several years, on an absolute dollar basis to support our anticipated growth and cover additional costs associated with being a public company, such as regulatory reporting requirements, compliance with the Sarbanes-Oxley Act of 2002, higher insurance premiums and investor relations, but such expenses may fluctuate as a percentage of revenue.

Other income (expense) net.  Other income (expense) net includes interest income earned on our short term investments of cash and cash equivalents, and interest expense incurred on our borrowings. It also includes adjustments we made to record our preferred stock warrants at fair value in accordance with FSP FAS 150-5 — Issuer’s Accounting under Statement 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). We adopted FSP 150-5 and accounted for the change in accounting principle on July 1, 2005. Upon closing of this offering, these warrants will convert into warrants to purchase shares of our common stock and, as a result, are not expected to result in future charges following the offering.

Provision for income taxes.  As of December 29, 2006, we had federal net operating loss carry forwards of approximately $50.3 million. These federal net operating loss carry forwards will expire commencing in 2018. Utilization of these net operating loss carry forwards may be subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended, that are applicable if we have experienced an “ownership change” in the past, or if an ownership change occurs in the future, for example, as a result of this offering aggregated with certain other sales of our stock before or after this offering.

Results of Operations

The following table sets forth selected statement of operations data for the periods indicated expressed as a percentage of revenue:

	Fiscal Year Ended			Three Months Ended
	December 31,		December 29,	March 31,	March 30,
	2004	2005	2006	2006	2007

Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	53.7	58.8	58.1	56.4	54.0

Gross margin	46.3	41.2	41.9	43.6	46.0

Operating expenses:
Research and development	43.4	38.2	29.0	30.9	29.8
Selling and marketing	28.8	28.2	21.3	22.8	21.4
General and administrative	9.1	6.7	15.3	4.3	15.8

Total operating expenses	81.3	73.1	65.6	58.0	67.0

Loss from operations	(35.0)	(31.9)	(23.7)	(14.4)	(21.0)

Total other income (expense), net	1.4	(2.6)	(5.8)	(2.5)	(39.9)
Loss before cumulative effect of change in accounting principle	(33.6)	(34.5)	(29.5)	(17.0)	(60.9)
Cumulative effect of change in accounting principle	—	(23.2)	—	—	—

Net loss	(33.6)%	(57.7)%	(29.5)%	(17.0)%	(60.9)%

Three Months Ended March 30, 2007 Compared to Three Months Ended March 31, 2006

Revenue.  Our revenue was $9.3 million for the three months ended March 30, 2007 as compared to $7.4 million for the three months ended March 31, 2006, an increase of $1.9 million, or 25.7%. Our higher revenue was primarily due to increased shipments to customers in the PC market. The growth reflected new design-wins reaching commercial production, as well as platform expansions at existing customers, driven by increased demand by consumers and businesses for fingerprint sensors on their PCs. Revenue was also favorably affected by increased demand in the first quarter of 2007 for our touch sensors for use in applications in the access control market.

Cost of revenue and gross margin.  Our cost of revenue was $5.0 million for the three months ended March 30, 2007 as compared to $4.2 million for the three months ended March 31, 2006, resulting in a gross profit of $4.3 million for the three months ended March 30, 2007 as compared to $3.2 million for the three months ended March 30, 2006, an increase of $1.1 million, or 34.4%. Our gross margin was 46.0% in the three months ended March 30, 2007 as compared to 43.6% in the three months ended March 31, 2006. The increase in gross margin in the first quarter of 2007 was primarily due to improved manufacturing yields.

Research and development expenses.  Research and development expenses were $2.8 million for the three months ended March 30, 2007 as compared to $2.3 million for the three months ended March 31, 2006, an increase of $0.5 million, or 21.7%. Research and development expenses were 29.8% and 30.9% of revenue for the three months ended March 30, 2007 and March 31, 2006, respectively. The increase in the first quarter of 2007 was primarily due to $0.2 million in higher compensation costs resulting from the growth in the number of research and development personnel related to expanded research and development initiatives, and $0.2 million of higher costs of fabrication masks and other materials related to an increased number of new products under development.

Selling and marketing expenses.  Selling and marketing expenses were $2.0 million for the three months ended March 30, 2007 as compared to $1.7 million for the three months ended March 31, 2006, an increase of

$0.3 million, or 17.6%. Selling and marketing expenses were 21.4% and 22.8% of revenue for the three months ended March 30, 2007 and March 31, 2006, respectively. The increase in selling and marketing expenses in the first quarter of 2007 resulted from $0.2 million in higher outside service fees related to increased public relations efforts and $0.1 million of higher compensation expense due to the hiring of additional personnel.

General and administrative expenses.  General and administrative expenses were $1.5 million for the three months ended March 30, 2007 as compared to $0.3 million for the three months ended March 31, 2006, an increase of $1.2 million, or 400.0%. General and administrative expenses were 15.8% and 4.3% of revenue for the three months ended March 30, 2007 and March 31, 2006, respectively. The increase in the three months ended March 30, 2007 included $0.5 million in higher compensation and relocation costs due to the addition of accounting, human resource and legal personnel to support our growth. Additionally, outside service and consulting fees increased $0.7 million primarily related to audit, valuation and litigation related legal services.

Other income (expense), net.  Other income (expense), net increased $3.6 million to a net expense of $3.7 million for the three months ended March 30, 2007 from a net expense of $0.2 million for the three months ended March 31, 2006, primarily due to a $3.5 million increase in warrant revaluation expense recognized in accordance with FSP 150-5.

Fiscal 2006 Compared to Fiscal 2005

Revenue.  Our revenue was $33.2 million in 2006 as compared to $19.2 million in 2005, an increase of $14.0 million, or 72.9%. Our higher revenue was primarily due to increased shipments to customers in the PC market. The growth reflects new design-wins reaching commercial production, as well as platform expansions at existing customers, driven by increased demand by consumers and businesses for fingerprint sensors on their PCs. Revenue was also favorably impacted by increased demand in 2006 for our products for use in cell phones sold in Japan.

Cost of revenue and gross margin.  Our cost of revenue was $19.3 million in 2006 as compared to $11.3 million in 2005, resulting in a gross profit of $13.9 million in 2006 as compared to $7.9 million in 2005, an increase of $6.0 million, or 75.9%. Our gross margin was 41.9% in 2006 as compared to 41.2% in 2005. The increase in gross margin in 2006 was primarily due to improved manufacturing yields, partly offset by a net $0.5 million change in the inventory provision. Gross margins in 2005 and most of 2006 were negatively impacted by lower than anticipated yields resulting from the significant production increase of a high volume sensor in the second quarter of 2005.

Research and development expenses.  Research and development expenses were $9.6 million in 2006 as compared to $7.4 million in 2005, an increase of $2.2 million, or 29.7%. Research and development expenses were 29.0% and 38.2% of revenue for 2006 and 2005, respectively. The increase in 2006 was primarily due to $1.5 million in higher compensation costs resulting from the growth in the number of research and development personnel related to expanded research and development initiatives. The most significant elements of the remaining variance were due to $0.2 million of higher travel expense to support new design in opportunities at our customers’ facilities and $0.4 million of higher costs of fabrication masks and other materials related to an increased number of new products under development.

Selling and marketing expenses.  Selling and marketing expenses were $7.1 million in 2006 as compared to $5.4 million in 2005, an increase of $1.7 million, or 31.5%. Selling and marketing expenses were 21.3% and 28.2% of revenue for 2006 and 2005, respectively. The increase in selling and marketing expenses in 2006 resulted from $0.9 million of higher compensation expense due to additional headcount, and higher internal commissions related to the increased revenue. In addition, commissions paid to outside sales representatives increased by $0.4 million due to higher revenue, and travel expenses increased $0.2 million to support our selling efforts in Asia and Europe.

General and administrative expenses.  General and administrative expenses were $5.1 million in 2006 as compared to $1.3 million in 2005, an increase of $3.8 million, or 292.3%. General and administrative expenses were 15.3% and 6.7% of revenue for 2006 and 2005, respectively. Legal expenses related to litigation were $3.1 million in 2006, including an accrual of $2.8 million for estimated future legal expenses related to the Atmel litigation. The remaining increase in 2006 reflects higher compensation and relocation costs due to the addition of accounting, human resource and legal headcount to support our growth.

Other income (expense), net.  Other income (expense), net increased $1.4 million to net expense of $1.9 million in 2006 from net expense of $0.5 million in 2005, primarily due to a $1.3 million increase in warrant revaluation expense recognized in accordance with FSP 150-5.

Fiscal 2005 Compared to Fiscal 2004

Revenue.  Our revenue was $19.2 million in 2005 as compared to $13.8 million in 2004, an increase of $5.4 million, or 39.1%. The higher revenue in 2005 was primarily due to a significant increase in our shipments to the PC market. The growth reflects new design-wins reaching commercial production, driven by increased demand by consumers and businesses for fingerprint sensors on their PCs.

Cost of revenue and gross margin.  Our cost of revenue for 2005 was $11.3 million as compared to $7.4 million in 2004, resulting in a gross profit of $7.9 million in 2005 as compared to $6.4 million in 2004, an increase of $1.5 million, or 23.4%. Our gross margin was 41.2% in 2005 as compared to 46.3% in 2004. Gross margin in 2005 was negatively impacted by lower than anticipated yields resulting from the significant production increase of a high volume sensor in the second quarter of 2005.

Research and development expenses.  Research and development expenses were $7.4 million in 2005 as compared to $6.0 million in 2004, an increase of $1.4 million, or 23.3%. Research and development expenses were 38.2% and 43.4% of revenue for 2005 and 2004, respectively. The increase in 2005 includes $0.6 million of higher compensation costs resulting from the growth in the number of personnel related to our expanded research and development initiatives. The remaining increase in 2005 was due primarily to the purchase of outside consulting services, additional engineering design tools to support finer silicon geometries and recruiting and other costs related to the establishment of our Shanghai development center.

Selling and marketing expenses.  Selling and marketing expenses were $5.4 million in 2005 as compared to $4.0 million in 2004, an increase of $1.4 million, or 35.0%. Selling and marketing expenses were 28.2% and 28.8% of revenue for 2005 and 2004, respectively. The increase in 2005 resulted from $0.8 million of higher compensation expense due to additional headcount to support our marketing and business development initiatives. In addition, commissions paid to outside sales representatives increased $0.2 million due to higher revenue and outside services, and consulting increased $0.2 million to support our marketing initiatives.

General and administrative expenses.  General and administrative expenses were $1.3 million in both 2005 and 2004. General and administrative expenses were 6.7% and 9.1% of revenue for 2005 and 2004, respectively.

Other income (expense), net.  Other income (expense), net decreased $0.7 million to a net expense of $0.5 million in 2005 from a net income of $0.2 million in 2004. The decrease was primarily due to $0.9 million in warrant revaluation expense recognized in accordance with FSP 150-5.

Selected Quarterly Financial Information

The following table sets forth our unaudited quarterly consolidated statements of operations for each of the five most recent fiscal quarters through the period ended March 30, 2007. We have prepared the unaudited quarterly financial information on a basis consistent with the audited consolidated financial statements included in this prospectus, and the financial information reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of our financial position and operating results for the quarters presented. The results of operations for any quarter are not necessarily indicative of the results of the operations for any future period.

	Three Months Ended
	March 31,	June 30,	September 30,	December 29,	March 30,
	2006	2006	2006	2006	2007
	(in thousands, except per share data)

Revenue	$7,386	$8,142	$8,240	$9,406	$9,295
Cost of revenue	4,169	5,028	4,944	5,123	5,015

Gross profit	3,217	3,114	3,296	4,283	4,280

Operating expenses:
Research and development	2,279	2,746	2,292	2,314	2,774
Selling and marketing	1,684	1,767	1,861	1,755	1,985
General and administrative	321	509	604	3,650	1,467

Total operating expenses	4,284	5,022	4,757	7,719	6,226

Loss from operations	(1,067)	(1,908)	(1,461)	(3,436)	(1,946)
Other income (expense):
Warrant expense	(284)	(185)	(1,246)	(480)	(3,753)
Interest expense	—	—	—	—	(26)
Interest income	98	88	61	38	70

Total other income (expense), net	(186)	(97)	(1,185)	(442)	(3,709)

Loss before income tax expense	(1,253)	(2,005)	(2,646)	(3,878)	(5,655)
Income tax expense	—	—	—	—	—

Net loss	$(1,253)	$(2,005)	$(2,646)	$(3,878)	$(5,655)

Net loss per common share, basic and diluted	$(2.41)	$(3.13)	$(3.83)	$(5.33)	$(7.30)
Shares used in computing basic and diluted net loss per common share	521	641	691	727	774

The following table sets forth our unaudited historical operating results on a quarterly basis as a percentage of revenue for the periods indicated:

	Three Months Ended
	March 31,	June 30,	September 30,	December 29,	March 30,
	2006	2006	2006	2006	2007

Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	56.4	61.8	60.0	54.5	54.0

Gross margin	43.6	38.2	40.0	45.5	46.0
Operating expenses:
Research and development	30.9%	33.7%	27.8%	24.6%	29.8%
Selling and marketing	22.8	21.7	22.6	18.7	21.4
General and administrative	4.3	6.3	7.3	38.8	15.8

Total operating expenses	58.0	61.7	57.7	82.1	67.0

Loss from operations	(14.4)	(23.4)	(17.7)	(36.5)	(21.0)
Total other income (expense), net	(2.5)	(1.2)	(14.4)	(4.7)	(39.9)

Net loss	(17.0)%	(24.6)%	(32.1)%	(41.2)%	(60.9)%

Our revenue increased sequentially during each of the quarters indicated, with exception of the first quarter of 2007. The increase in revenue during the periods was primarily due to the increase in our shipments to the PC market. Our growth reflects new design wins reaching commercial production, driven by increased demand by consumers and businesses for fingerprint sensors on their PCs.

Our gross margins have fluctuated from quarter to quarter due to several factors, including changes in product mix, timing of new product introductions and manufacturing yields. Lower than anticipated manufacturing yields on a high volume sensor introduced in 2005 negatively affected our gross margins in the first three quarters of 2006. Improvements in manufacturing yields on that same sensor were the primary driver of the increase in gross margins to 45.5% in the fourth quarter of 2006 and 46.0% in the first quarter of 2007.

Our operating expenses have generally increased in each of the quarters presented as we added personnel and incurred related costs to accommodate the growth of our business. Research and development expenses in the second quarter of 2006 were significantly affected by wafer fabrication mask expenses associated with new product development. General and administrative expenses in the fourth quarter of 2006 include $2.8 million for estimated future legal expenses related to the Atmel litigation. General and administrative expenses in the first quarter of 2007 included higher accounting and legal costs related to our efforts to prepare to become a public company.

In the accordance with FSP 150-5, we classify the warrants on our preferred stock as liabilities and adjust our warrant instruments to fair value at each reporting period. The fair value of the warrants increased in each of the last five quarters.

Liquidity and Capital Resources

Since our inception, we have financed our growth primarily with funds generated from operations and the issuance and sale of our preferred stock. Our cash and cash equivalents and short term investments were $12.9 million as of March 30, 2007, $6.1 million as of December 29, 2006, $10.1 million as of December 31, 2005, and $18.0 million as of December 31, 2004.

Operating activities.  Net cash provided by (used in) operating activities was $0.4 million in the three months ended March 30, 2007, and $(3.4) million, $(7.9) million and $(5.7) million in 2006, 2005 and 2004, respectively. Net cash provided by operating activities for the three months ended March 30, 2007 was primarily due to increases in accounts payable and accrued liabilities. Net cash used in operating activities for 2006 was due to the net loss incurred in the year partly offset by a reduction in accounts receivable. Net cash used in operating activities for 2005 was due primarily to the net loss incurred in the year and increased accounts receivable and inventory levels as a result of the revenue growth in 2005. Net cash used in operating activities for 2004 was due primarily to the net loss incurred in the year. We anticipate that accounts receivable, inventory and accounts payable will increase to the extent we continue to grow our business.

Investing activities.  Net cash provided by (used in) investing activities was $(3.7) million in the three months ended March 30, 2007, and $8.6 million, $7.7 million and $(9.5) million for 2006, 2005 and 2004, respectively. In 2006, we redeemed $9.5 million of short term investments to finance cash used in operating activities and the purchase of property and equipment, and to transfer the cash into more liquid instruments in anticipation of cash requirements in the first half of 2007. In 2005, we redeemed $8.3 million of short term investments to finance cash used in operating activities and the purchase of property and equipment. In 2004, we purchased $9.1 million of short term investments in order to earn a higher rate of return on our available cash.

We purchased property and equipment of $0.9 million in the three months ended March 30, 2007, and $0.9 million, $0.6 million and $0.4 million, in 2006, 2005 and 2004, respectively, primarily for equipment used by our third-party manufacturing subcontractors. Although we do not operate manufacturing facilities under our business model, we do provide certain custom assembly and test related equipment to our subcontractors for use in manufacturing our products. We anticipate that purchases of property and equipment may increase to the extent we continue to grow our product lines and our business.

Financing Activities.  Net cash provided by our financing activities was $7.3 million in the three months ended March 30, 2007, and $0.2 million, $0.1 million and $15.0 million for 2006, 2005 and 2004, respectively. Cash provided by financing activities in the three months ended March 30, 2007 was due to the issuance of our $7.5 million of senior secured convertible notes, due December 31, 2010. Cash provided by financing activities in 2005 and 2006 was due to proceeds from the exercise of stock options. Cash provided by financing activities in 2004 was primarily from the sale of preferred stock.

The convertible notes issued during the three months ended March 30, 2007 were purchased by existing preferred stockholders or their affiliates. Interest on the notes is 4.0% per annum, payable semi-annually with all payments of interest until December 31, 2008 being paid in shares of our common stock and thereafter, in cash. The notes and accrued interest are convertible into shares of common stock at the rate of $6.00 per share, upon the closing of this offering.

We believe our $12.9 million of cash and cash equivalents and short term investments at March 30, 2007 and expected cash flow from operations will be sufficient to fund our projected operating requirements for at least the next twelve months.

Our long-term future capital requirements will depend on many factors, including our level of revenue, the timing and extent of spending to support our research and development efforts, the expansion of sales and marketing activities, the timing of our introductions of new products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of our products. We could be required, or could elect, to seek additional funding through public or private equity or debt financing. These additional funds may not be available on terms acceptable to us or at all.

Contractual Obligations

The following table describes our contractual obligations as of December 29, 2006:

	Payments Due by Period
	Less Than	1 to 3	3 to 5	More Than
	1 Year	Years	Years	5 Years	Total
	(In thousands)

Operating leases	$586	$580	$—	$—	$1,166
Licensing	358	179	—	—	537

Total	$944	$759	$—	$—	$1,703

We will fund these obligations from our ongoing operations and the proceeds of this offering.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amount of revenue and expenses during the periods represented. Although we believe that our judgments and estimates are reasonable under the circumstances, actual results may differ from those estimates.

We believe the following are our most critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgment and estimates about matters that are uncertain:

•	revenue recognition;

•	product warranty;

•	inventory valuation;

•	litigation related expenses;

•	accounting for income taxes;

•	estimation of fair value of warrants to purchase convertible preferred stock; and

•	stock-based compensation.

If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See “Risk Factors” for certain matters that may affect our future financial condition or results of operations.

Revenue recognition.  We recognize revenue from product sales to customers when products are shipped, the title and risk of loss has passed to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. Our sales to certain distributors are made under arrangements allowing for limited returns or credits under certain circumstances, and we defer recognition of revenue on sales to these distributors until the products are resold by the distributor to the end customer. We assess the ability to collect from our customers based on a number of factors, including credit worthiness and any past transaction history of the customer. If the customer is not deemed credit worthy, we may defer all revenue from the arrangement until payment is received and other revenue recognition criteria has been met.

Product warranty.  We offer a one-year product replacement warranty. In general, our standard policy is to either credit or replace the defective units. We accrue for estimated returns of defective product based on historical activity for the prior twelve months at the time revenue is recognized as well as for specific known product issues. The determination of these accruals requires us to make estimates of the frequency and extent of warranty activity and estimated future costs to replace the products under warranty. If the actual warranty activity and/or repair and replacement costs differ significantly from these estimates, adjustments to recognize additional cost of revenue may be required in future periods.

Inventory valuation.  Inventory, consisting principally of outsourced semiconductor products, is valued at the lower of cost or market. We utilize a standard costing application which approximates the first-in, first-out method. We evaluate inventory for excess and obsolescence and write down units that are unlikely to be sold based upon a twelve month demand forecast. This evaluation takes into account various matters including expected demand, product obsolescence and other factors. If actual future demand for our products is less than currently forecasted, additional inventory adjustments may be required. Once a reserve is established, it is maintained until the product to which it relates is sold or scrapped. If a unit that has been written down or off is subsequently sold, the cost associated with the revenue from this unit is reduced to the extent of the write down, resulting in an increase in gross profit.

Litigation related expenses.  We accrue all litigation related legal expenses if these costs are probable and estimable, regardless of whether a liability can be estimated for the loss contingency, itself. If actual and forecasted legal expenses differ from these estimates, adjustments to this account may be required in future periods.

Accounting for income taxes.  We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes, or SFAS 109. In applying SFAS 109, we are required to estimate our current tax expense together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Significant management judgment is required to assess the likelihood that our deferred tax assets will be recovered from future taxable income. As of December 29, 2006, our total deferred tax assets were principally comprised of net operating loss carry forwards.

Estimation of fair value of warrants to purchase convertible preferred stock.  On June 29, 2005, the FASB issued FSP 150-5. FSP 150-5 affirms that warrants to purchase shares of our mandatorily redeemable convertible preferred stock are subject to the requirements in FSP 150-5 and requires us to classify these warrants as liabilities and revalue them to fair value at the end of each reporting period. We adopted FSP 150-5 in July 2005 and recorded a charge in the amount of $4.5 million for the cumulative effect of the change in accounting principle, to reflect the estimated fair value of the warrants as of that date. We recorded charges of $0.9 million, $2.2 million and $3.8 million in other income (expense) net, for 2005, 2006 and the three months ended March 30, 2007, respectively, to reflect increases in the estimated fair value of the warrants.

These warrants will be subject to revaluation at each balance sheet date and any change in fair value will be recognized as a component of other income (expense), net. We will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise of the warrants or the completion of a liquidation event, including the consummation of an initial public offering, at which time the warrant liability will be reclassified to additional paid-in capital. Upon the completion of this offering, these warrants will become exercisable for common stock.

Stock-based compensation.  Effective January 1, 2006, we adopted SFAS 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options, based on estimated fair values recognized over the requisite service period. We used the prospective transition method, under which, SFAS 123(R) is applied to new awards and to awards modified, repurchased, or cancelled after January 1, 2006.

We estimate the fair value of options granted after January 1, 2006 using the Black-Scholes option-pricing valuation model. This valuation model requires us to make assumptions and judgments about the variables used in the calculations. These variables and assumptions include the fair value of our common stock, the weighted average period of time that the options granted are expected to be outstanding, the estimated volatility of comparable companies, the risk free interest rate and the estimated rate of forfeitures of unvested stock options. If actual forfeitures differ from our estimates, we will record the difference as an adjustment in the period we revise our estimates. The fair value of our common stock was determined using enterprise values based on a discounted cash flow approach. The enterprise valuation was allocated between our various securities using the option-pricing method. We used the simplified calculation of expected life described in the Securities and Exchange Commission Staff Accounting Bulletin 107 and we estimated our stock’s volatility based on an average of historical volatilities of the common stock of several entities with characteristics similar to us. The risk-free rate is based on U.S. Treasury securities. We estimated expected forfeitures based on our historical experience.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157. The purpose of SFAS 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective beginning the first quarter in 2008. We are evaluating the impact this statement will have on our financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108. SAB 108 provides guidance on the consideration of effects of the prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The SEC staff believes registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the first annual period ending after November 15, 2006 with early application encouraged. The adoption of this provision did not have any material impact on our results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement does not effect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. We are currently reviewing this new standard to determine its effects, if any, on our results of operations or financial position.

Qualitative and Quantitative Disclosure About Market Risks

Foreign currency risk.  All of our revenue is presently denominated in U.S. dollars. We therefore have no foreign currency risk associated with sales of our products at this time. However, we do have risk of our products being more expensive outside the United States if the value of the U.S. dollar drops as compared to the local currency of our customer. This could result in pricing pressure, lower revenue and lower gross margins. Our international sales and research and development operations incur expenses that are denominated in foreign currencies. These expenses could be materially affected by currency fluctuations; however, we do not presently consider this currency risk to be material as the related costs do not presently constitute a significant portion of our total spending.

Interest rate risk.  We had cash and cash equivalents and short term investments of $12.9 million as of March 30, 2007, which were held for working capital purposes. The primary objectives of our investment activity are to preserve principal, provide liquidity and maximize income without significantly increasing the risk. Some of the securities we invest in are subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk, we maintain our portfolio of cash equivalents and short-term investments in money market funds and certificates of deposit. Since our results of operations are not dependent on investments, the risk associated with fluctuating interest rates is limited to our investment portfolio, and we believe that a 10% change in interest rates would not have a significant impact on our results from operations. As of March 30, 2007, our investments were in money market funds and auction rate securities.

BUSINESS

Company Overview

We are a leading mixed-signal semiconductor company providing fingerprint authentication sensors and solutions to the high-volume PC, wireless device and access control markets. The fingerprint sensor market is experiencing rapid growth driven by the proliferation of mobile computing and wireless communication devices. These devices store an increasing amount of sensitive and valuable personal and corporate data, yet are highly vulnerable to loss, theft, intrusion and fraud. In light of these vulnerabilities, the enhanced security features provided by our solutions have become increasingly important. We believe our products, which are based on our patented TruePrint technology, are the most accurate, reliable, cost-effective, easy to use and versatile products commercially available today. Unlike most competing sensor technologies which read the skin’s surface layer, our TruePrint technology is capable of obtaining high-density images from fingers under virtually any condition by reading the live layer below the skin’s surface.

Since our inception in 1998, we have shipped over 16 million sensors which have been integrated into over 150 different models of laptops, desktops and PC peripherals as well as over 6 million mobile phones. In response to accelerating demand, we shipped over 6.9 million sensor units in 2006, a 122.6% increase over the 3.1 million sensor units we shipped in 2005. Correspondingly, our revenue increased over the same period from $19.2 million in 2005 to $33.2 million in 2006, a 72.9% increase. During the three months ended March 30, 2007, we shipped 1.9 million sensor units and generated revenue of $9.3 million, an increase of 32.0% and 25.7%, respectively, over the three months ended March 31, 2006. In the last two years, we generated revenue from over 100 customers, including some of the world’s leading PC and wireless device manufacturers and their suppliers. These companies have included ASUSTeK Computer, Inc., Fujitsu Ltd., Hewlett-Packard Company, High Tech Computer Corp., Hitachi, Ltd., Lenovo Group Limited, LG Electronics Inc., Samsung Electronics Co., Ltd. and Toshiba Corporation.

We believe we are well positioned to benefit from the continuous drive of our customers to add features to, and enhance the functionality of, their products including the demand for integrated and convenient security solutions. Our research, development and marketing efforts are focused on the following markets which are characterized by significant unit volumes and high growth rates:

•	PCs: laptops, desktops and PC peripheral products, such as memory keys, hard drives, keyboards, mice and other devices;

•	Wireless devices: cellular phones and other wireless communication devices, including personal digital assistants, or PDAs; and

•	Access control: time and attendance products, home security systems, business physical access control systems and other access control devices.

In the PC laptop market, the use of fingerprint sensors has been embraced by customers worldwide. We estimate that approximately 10% of laptops shipped in 2006 contained an integrated fingerprint sensor. Our sensors are used to secure the PC and the data stored on it, as well as, to replace passwords used to access networks or websites. In addition, wireless device manufacturers in certain countries, particularly in Japan, have incorporated our sensors into their products in order to support security and M-commerce applications. M-commerce is the use of a wireless device for personal financial transactions including credit or debit transactions. We estimate that over 15% of M-commerce enabled mobile phones shipped in Japan in 2006 included a fingerprint sensor. We believe that as PC, wireless device and access control product manufacturers continue to integrate additional features, demand for our products will continue to grow.

Our TruePrint technology uses radio-frequency, or RF, signals to read below the skin’s outer surface layer to the live layer of skin. TruePrint extracts and produces high-quality, high-density fingerprint images from which large amounts of information can then be extracted to uniquely identify the individual. We believe TruePrint enables our solutions to work for the largest number of possible end users under the widest variety of conditions. This technology also allows us to build sensors that use less silicon than competing silicon-based technologies, making our solution well suited for our target markets where small form factor and cost are critical determinants. Our TrueMatch matching algorithms and TrueFinger anti-spoofing technologies use this information to rapidly identify an individual in a highly accurate and secure fashion. We also offer device level software, documentation and applications support as an integrated and bundled solution, thus making it easier for our customers to integrate our products into their own.

In addition to the convenient security features of our products, we have recently launched several other product capabilities and enhancements under our “Power of Touch” initiative. These include TrueNav, a navigation feature that allows the sensor to be used for cursor control, and TrueYou, a personalization feature that allows each finger to be used for a specific function, using for example each finger for a separate speed dial on a phone or for launching a specific PC application. We believe the convergence of security, navigation, personalization and convenience enables our customers to efficiently and cost create products that are more secure, attractive, innovative and easier to use. We are continuing to expand our product portfolio by offering additional features and functionality specific to our target markets.

Our headquarters is located in Melbourne, Florida, and we have development centers in Melbourne, Florida and Shanghai, China. We also have sales and application engineering offices in several locations throughout the United States, Europe and Asia to service our global customer base. We had 99 employees as of March 30, 2007, of which over 80% were in research and development, sales and marketing.

Industry Overview

The Increasing Need for Authentication

The increasing proliferation of portable computing and communications devices including laptop PCs and wireless devices has been driven by improvements in computing power, battery life, performance, communications infrastructure and decreases in cost and size. There has been a corresponding growth in the amount of electronic data accessed and exchanged due to the increasing number of applications that manage, manipulate, store, transmit and secure such information, as well as those that facilitate E- and M-commerce. Businesses and consumers increasingly use a variety of devices, including PCs and wireless devices, to store and transmit sensitive data electronically. These devices are generally shipped with minimal authentication protection, if any, and can be easily manipulated by unauthorized users should the devices be lost or stolen.

Effective identification and authentication systems controlling access to sensitive information are critical to the safety and integrity of data, transactions and communications. Security breaches and frauds resulting from failures in authentication and identification systems can cause economic harm for individuals and corporations and has become a chief concern for businesses and consumers alike. Today, the primary method of protecting and securing electronic information is through the use of passwords. The average person must remember multiple passwords and regularly uses common identifiers such as maiden names and birthdays as passwords. These types of passwords are not foolproof and can be relatively easy to copy, lose, forget or have stolen.

In 2006, businesses and consumers lost approximately $49.3 billion to identity theft, according to Javelin Strategy and Research. In addition, the Ponemon Institute found that nearly 81% of 500 companies surveyed in August 2006 reported losing one or more laptops with sensitive information. As the need for password systems in businesses increases, the management of such systems becomes continuously more expensive in terms of real costs and lost productivity.

Our Target Markets

To respond to a more electronically oriented and mobile society, we expect that our customers will increasingly demand security and authentication technologies that provide their end users with confidence that their sensitive personal and corporate information will not be compromised. To achieve this goal, we believe device manufacturers will require the integration of fingerprint sensor technologies into their products that are low-cost, reliable, accurate, fast, convenient, small in size and capable of reading fingerprints under virtually any condition. Our target markets include:

•	PCs. The PC market, particularly laptops, currently represents the largest market segment using fingerprint sensors. According to IDC, a leading market research and analysis firm, approximately 82 million laptops were shipped worldwide in 2006. Of this amount, we believe approximately 10% of laptops shipped in 2006 had an integrated sensor. Laptop shipments are expected to grow at a compounded annual growth rate, or CAGR, of approximately 17.2% from 2006 to 2010. The desktop and PC peripheral markets also represent significant market opportunities for our products. We estimate these two markets represent over 500 million units shipped in 2006. The demand for our products is being driven by the need for increased security for personal and corporate data stored on these devices or on the network, and the convenience of replacing passwords.

•	Wireless Devices. We believe the integration of fingerprint sensors into wireless devices is in its early stages and will accelerate consistent with the adoption rates of other wireless device features that first found acceptance in the Japanese market such as camera functionality, internet access and mobile television. According to IDC, over 1.0 billion wireless devices were shipped worldwide in 2006, and this market is expected to grow at a CAGR of approximately 6.9% from 2006 to 2010.

We believe the demand for our products will grow as M-commerce expands globally with the use of wireless devices as a means of commerce. M-commerce is a well established means of executing financial transactions in certain countries such as Japan. We estimate that over 15% of M-commerce enabled mobile phones shipped in Japan in 2006 included a fingerprint sensor. Consumers embrace M-commerce because of its convenience and security advantages while service providers and credit card companies value the revenue opportunities it creates. According to ABI Research, nearly 30% of the phones shipped worldwide by 2011 are expected to be M-commerce enabled. We believe fingerprint sensor technology is critical to the continued adoption of M-commerce as issues of security and authentication for the integrity of financial transactions become paramount to both the user and the financial institution.

•	Access Control. While physical access control presently represents the smallest of our three markets, the adoption of fingerprint sensors in this market is being driven by the desire to replace or complement traditional access methods including keys and keycards. According to Frost & Sullivan, a leading business research and consulting firm, the electronic access control market generated estimated revenue of approximately $4.3 billion in 2006 and is expected to reach $6.0 billion in 2010, a CAGR of 8.7%.

In addition to these markets, we believe there are opportunities to penetrate and capitalize on several emerging market opportunities such as automotive and consumer products.

Biometrics Market Background

Biometrics is the process of gathering and processing a certain set of physical or behavioral characteristics in order to identify an individual. Government and law enforcement agencies were the first to develop and adopt biometric technologies with a focus on fingerprint biometrics. In the United States, law enforcement agencies have long used both manual and electronic methods for collecting and comparing fingerprints. Other countries have similar systems which have been used for a variety of purposes from criminal background checks to voter registration. Today, there are several types of biometric alternatives including fingerprint, iris scan, voice authentication, retina scan, hand geometry and facial scan. These alternatives provide varying levels of identification and authentication success. For example, iris scan and retina scan technologies have been adopted, but are generally expensive and require a significant amount of equipment to deploy the solution. As a result, these technologies are being used on a limited basis, and primarily in lower volume governmental, law enforcement or physical access control applications.

The International Biometrics Group, or IBG, estimates that worldwide biometric revenue will reach approximately $3.0 billion in 2007, and expect revenue to reach approximately $7.4 billion in 2012, representing a CAGR of 19.8%. The largest share of these revenue are generally criminal justice and civil oriented applications and includes such applications as the federal, local and state criminal justice systems, driver licenses, the US-Visit program and similar programs throughout the world. According to IBG, fingerprint biometrics, which includes everything from booking stations and database management systems for government and civil applications to the fingerprint sensor market we participate in, is one of the fastest growing sub-segments of the overall biometrics market and is projected to represent 25.3% of the total biometrics market in 2007.

Fingerprint Biometrics Market

In the 1990s, electronic fingerprint scanners were developed to replace ink and paper-based systems and primarily used optical technologies to image the patterns on the surface of the finger and convert those patterns into images of the fingerprint. These technologies were sometimes not able to acquire useful data from people with imperfections in their finger skin such as dry, thickly callused or worn smooth fingerprints. The cost, size and performance issues associated with these early technologies gave rise to semiconductor-based sensors as companies began to explore the commercial application of fingerprint authentication. In addition to our TruePrint technology, there are now several types of semiconductor-based fingerprint technologies in the market, such as DC capacitive and thermal. However, we believe these other technologies are limited by their reliance on reading the surface of the finger. Although generally lower in cost and smaller in size than the predecessor optical fingerprint scanners, these competitive sensor technologies often suffer the same surface-related performance issues.

The silicon fingerprint sensor market is a sub-segment of the global biometrics market and includes sensors based on various technologies of varying capabilities, size and cost. Although still in its early stages, the market is growing rapidly. According to Frost and Sullivan, the overall silicon fingerprint sensor market is expected to grow from 2006 at a CAGR of 50.6% to $2.0 billion by 2013. Growth in the fingerprint sensor market is being driven by a variety of factors including:

•	heightened awareness of the need for security;

•	demand for enhanced security as PCs and wireless devices continue to store additional sensitive data;

•	proliferation of portable electronics;

•	inadequacies and/or expense associated with various security solutions;

•	growth in E- and M-commerce;

•	need for small and cost-effective solutions catering to high volume end markets; and

•	desire for additional functionality such as navigation and personalization features.

The silicon fingerprint sensor market, the market in which we operate, comprises two different types of products: touch and swipe sensors. Touch, or area, sensors are generally larger and more costly than swipe sensors. Users of touch sensors place their finger on the sensor. Swipe sensors are generally smaller and less costly and involve the user swiping their finger across the sensor. Swipe sensors have become the more dominant form factor over the past few years and now represent a significant majority of sensors shipped.

Our Competitive Strengths

We believe the following competitive strengths will enable us to maintain a leading position in the fingerprint biometric market:

Proprietary and Proven Advanced Technology Platform.  While other fingerprint technologies generally read only the surface layer of the skin, our patented TruePrint technology is able to read the live layer of skin below the skin’s outer surface. By reading the live layer, we are able to produce a high density and accurate image of the skin under virtually any condition regardless of changing environments and finger conditions. Our TrueMatch matching algorithms use these higher quality images to accurately and securely match the user, a process which we believe is one of the most accurate and secure matching capabilities available in the market today. Our proprietary technologies are protected by 33 issued U.S. patents and 28 U.S. patent applications.

Low-Cost Advantage.  As a result of our TruePrint and TrueMatch technologies, our sensors use less silicon as compared to other commercially available semiconductor-based solutions. We believe this provides us with a significant cost advantage over our competitors. We operate a fabless manufacturing model and utilize standard, high volume fabrication processes, allowing us to take full advantage of the cost reduction and yield enhancements associated with these processes.

Comprehensive Fingerprint Authentication Solutions.  We offer comprehensive solutions optimized for our target market. Our solutions include the sensors, algorithms, software and reference designs that allow our customers to easily integrate our solutions into their products. By using our solutions, our customers benefit from improved time-to-market and reduced development costs.

Multiple Products Targeted for High Volume End Markets.  As a result of being a focused semiconductor company, we offer 14 products tailored specifically to our target markets. Our products include some of the smallest fingerprint sensors available in the market, a critical consideration for many of our customers.

Strong Relationships With Leading Global PC and Wireless Device Manufacturers.  We have developed long-standing collaborative relationships with leading customers worldwide. These strong relationships enable us to work with our customers and tailor our solutions to fit into their research and development efforts. We have support offices in North America, Europe and Asia to provide our global customers with convenient local sales and technical support.

Increased Functionality With the Power of Touch.  In addition to the convenient security aspects of our products, our sensor solutions also provide other features such as TrueNav and TrueYou. TrueNav allows the sensor to be used as a “touchpad” or “joystick” type device where the sensor tracks the motion of the finger. By controlling the cursor with the finger, the sensor can be used to augment, or replace, the four way rocker switches generally found on wireless or other small form factor devices. TrueYou allows the sensor to be used to personalize or customize a customer’s product. Capitalizing on the fact that each fingerprint is unique, each finger can represent a different function. For example, in a PC, each finger can launch a different application or website. In a mobile phone, each finger can be used as a separate speed dial. With the Power of Touch, customers can add additional features and functions to their own products, with the potential to also reduce overall costs.

Our Growth Strategy

We intend to maintain and extend our leadership in the fingerprint sensor market by pursuing the following strategies:

Increase Penetration Within Existing and New End Markets.  To date, we have shipped over 16 million fingerprint sensors. However, our target markets, which consist of PCs, wireless devices and access control products, shipped over 1.5 billion units in 2006. Thus, we believe the opportunity for significant continued adoption of fingerprint sensors remains in our targeted markets. We plan to increase our penetration of these markets by continuing to offer an attractive solution in terms of ease of integration, size, cost, ease of use and security. We will continue to work with leading PC OEMs and wireless device manufacturers and end users to drive the global adoption of our products. In addition, to continue our growth into access control and enter the automotive and consumer electronic markets, we intend to expand our sales and marketing team to achieve deeper penetration into these markets.

Extend Leadership Position to Remain Provider of Choice for Fingerprint Sensors.  We believe our proprietary TruePrint, TrueMatch and TrueFinger technologies comprise a comprehensive, integrated solution and represent key competitive differentiators for us. We intend to continue to invest in research and development to enhance our technology platform, to protect our intellectual property and to maintain our position as a technology innovator. Finally, we intend to continue to collaborate with our customers to ensure that we are developing products and functionality consistent with our customers’ design objectives.

Continue to Enhance the Functionality of Our Products.  Our current product offering provides our customers with an accurate, reliable, cost-effective, versatile and secure solution. Our products provide several security features including the protection of hardware and data, the replacement of passwords and the enablement of E- and M-commerce. Our products allow for personalization of a device such as the ability to use different fingerprints to launch different applications. In addition, our products can be used for navigation, in which the sensor can be used for cursor control. We believe our sensor technologies will increasingly be used to replace button technologies on wireless handsets and other small form factor devices. We plan to continue to provide solutions that offer enhanced security, innovation and convenience for our customers as we believe it is critical to achieving increased market penetration.

Pursue Selective Acquisitions of Complementary Technologies or Companies.  We intend to evaluate and potentially make acquisitions of technologies and products that are complementary to our product portfolio. Our semiconductor solution is based on highly advanced technology, and we believe we are capable of integrating certain ancillary technologies into our solution in order to broaden our product portfolio functionality and accelerate growth and entry into new markets.

Continue to Maintain Low–Cost Leadership.  We believe we currently offer one of the smallest commercially available fingerprint sensors at the lowest cost in the industry. We believe this is a critical attribute for our customers. Our management and engineering teams have significant experience reducing product costs. We intend to preserve our low-cost advantages by seeking to improve our design process and packaging techniques, integrating additional functionality into our existing solutions and leveraging our fabless manufacturing model as our shipments increase.

Products

We design, develop and sell mixed-signal fingerprint sensor semiconductors primarily used in the PC, wireless device and access control markets. We offer a broad range of fingerprint sensors that enable users to securely and easily access and control multiple functions on an electronic device by touching or sliding their finger across the sensor. Our fingerprint sensors utilize unique information in fingerprints to verify both the identity of the individual as well as the unique, individual fingers on the same person. Our solutions capture an image of the fingerprint, extract unique information from it and save it as a template, a mathematical representation of the fingerprint image. Subsequently, the information is compared to that from a future template to determine if it is the same finger.

Because our fingerprint sensors can accurately and consistently identify individual fingers, we can use our sensors in multiple applications related to security, password replacement, financial transaction authentication and personalization applications within our target markets. Our sensors also can track the relative location of one’s finger movement and thus can be used as a form of cursor control, functionality valued in a smaller form factor device where we can replace a four way mechanical switch. We refer to this ability to use our sensors for such a wide variety of tasks as the Power of Touch. With the Power of Touch, our customers can use our sensors to add a number of value-added features to their own products. In the PC, this may include network log on, password replacement, parental control, fast user switching, quick applications access, menu scrolling and other features that differentiate their products and improve the user experience. In the cell phone, in addition to the items noted for the PC, other added capabilities include using the sensor for cursor control which replaces the mechanical switch, M-commerce authentication and speed dial capabilities where each finger is associated with a different number.

Our products are used in a wide range of PC products and related peripherals including laptops, desktops, memory keys, hard drives, keyboards, mice and other devices. Our products have also been integrated into a number of wireless devices including mobile phones and PDAs as well as access control devices such as door locks, time and attendance devices and remote wireless entry keys.

We offer a complete solution to our customers including the sensors, matching algorithms and device level software (device drivers, graphic user interfaces and applications programming interfaces), along with a complete set of documentation and application support. In addition to internally developed software included in our products, we support third-party software vendors whose products interact with our sensor products.

We currently provide fingerprint sensor products to three major markets:

PCs – The AES4000, AES3400, AES2501B and AES1610 series of touch and swipe sensors are designed for integration into laptops, desktops and PC peripherals. These devices enable both security and convenience features and can be found in products sold into the business and consumer markets.

•	The AES4000 is our medium-sized touch sensor. This product has been used in a variety of laptops and PC peripherals throughout the world. With its integrated USB and wide pixel array, this sensor can be used with our TrueMatch or other fingerprint matchers. The AES4000 enables manufacturers to add new security, convenience and personalization functions that are controlled by the touch of a user’s finger. In many applications the AES4000 was replaced by newer versions of our sensors.

•	The AES3400 is our smallest touch sensor for the PC market. Used in a variety of laptops, desktops and PC peripherals, the AES3400 features an integrated USB and fully supports advanced USB power states, which allows an end user to extend critical battery life on mobile devices. In many applications the AES3400 was replaced by the AES2501B or AES1610.

•	The AES2501B is a medium-sized swipe sensor and was the first of our swipe sensors introduced for the PC market. This sensor features an integrated USB and wide pixel array, enabling manufacturers to use the sensor with both TrueMatch and other fingerprint matchers. The AES2501B is presently our highest selling product in the PC market.

•	The AES1610 is a high performance swipe sensor that delivers our advanced security, touch pad-like navigation and other features in our smallest swipe sensor for PC applications. The AES1610 has security features that take advantage of the system’s trusted platform module, or TPM, to protect the entire system – from start-up to log-off. This sensor features a sensor flash memory interface that securely stores the fingerprint matcher and user biometric data on external flash memory. This feature provides manufacturers with the flexibility to store biometric data in a variety of secure locations. The AES1610 can support fast swipe speeds which further enhances the user experience. The AES1610 is the fastest growing product in our PC market.

Wireless Devices – Our AES2510 and AES1510 families of swipe sensors are designed for integration into mobile phones and other wireless communications devices. These devices enable both security and a variety of convenience features used today worldwide in full featured mobile phones.

•	The AES2510 is a medium-sized swipe sensor and was our first swipe sensor introduced into the wireless device market. The AES2510 protects the phone and its stored information, and also offers service operators a convenient and secure method to authenticate services, such as M-commerce and wireless banking. The sensor also allows wireless device manufacturers to add new features such as gaming navigation, touch menu scrolling, multi-finger speed dialing, hot key application launch, favorite song and photo recall, and other features that differentiate the wireless devices and improves the user experience. With its multiple system interfaces and wide pixel array, the AES2510 can be used in a variety of mobile platforms employing TrueMatch or other fingerprint matchers. In most wireless device applications the AES2510 was replaced by the newer AES1510.

•	The AES1510 is a high performance swipe sensor that delivers our advanced security touch pad-like navigation and other features in our smallest solution available for the wireless device market. Currently, this sensor is used in several mobile phones and is our highest shipping device in the mobile marketplace. Like the AES2510, the AES1510 also protects access to the phone’s stored information, enables operators to provide new mobile commerce and wireless banking services, and supports fast swipe speeds.

Access Control – Our AFS2 and AFS8600 series of sensors are designed for integration into a wide range of access control applications including physical access control systems and time and attendance devices. These sensors can be used in applications that provide secure physical access control in corporate and home environments.

•	The AFS2 is a large touch sensor used in physical and logical access control systems worldwide. This sensor contains an asynchronous serial interface that can easily be designed into a variety of embedded platforms. The AFS2 features ruggedized packaging required to perform in indoor or outdoor environments. The AFS2’s wide image area is capable of supporting TrueMatch and other matching technologies. The AFS2 remains our highest shipping product in the access control market.

•	The AFS8600 provides our advanced security in a lower cost, medium-sized touch sensor. This product is used in door locks and time and attendance devices and has the features of the AFS2 that allows it to perform in harsh indoor or outdoor environments. The AFS8600’s wide image area is capable of supporting TrueMatch and other matching technologies enabling manufacturers to design the sensor into new or existing biometric solutions. The AFS8600 contains multiple interfaces for developers to integrate with industry standard host processor based solutions.

Technology

Fingerprint biometrics use unique information in fingerprints to verify the identity of individuals. Fingerprint sensors and the associated solutions capture an image of the fingerprint, extract unique information from it and save it as a template. A template is a mathematical representation of the unique information extracted. Subsequently, the template information is compared to that from a future image to determine if it is the same finger. Typical fingerprint sensors observe or interact with the surface of a finger to form an image of the fingerprint. Such methods are sensitive to finger wear, damage and contamination of the skin surface, resulting in interference that degrades the quality and amount of information that can be used for verification. The performance of these systems thus varies according to the condition of individual fingers, which can be affected by factors such as occupation, age, ethnicity, contamination and climate. Certain technologies can create a poor user experience as the system cannot obtain enough information for adequate verification, resulting in the user being incorrectly and inconveniently rejected. Alternatively, certain technologies can result in poor security as the system has less information to use, thereby increasing the probability that an imposter could be falsely verified.

Our sensors are based on our proprietary, core technologies and are supported by software components from the matching algorithms to the client/device level application software.

TruePrint.  Our technology was developed to address the concerns of previous technologies and provide a low- cost, convenient, effective and secure method for verification that is effective under virtually any condition. Skin has distinct layers that separate the underlying tissue from the environment. On the surface is a layer of dead skin cells that are formed in the shape of the fingerprint pattern. On the inside is a layer of living cells that regenerate the skin’s surface as it wears down. This live, inside layer is where the shape of the fingerprint pattern originates and is separated from the dead skin by an electrically conductive fluid layer. TruePrint works by coupling a small RF signal into the finger once the finger is placed on the sensor. The RF signal couples with the conductive fluid layer, forming a two dimensional field between the finger and the silicon sensor. The strength of the field is modulated by the shape of the conductive fluid layer, and thus mimics the shape of the fingerprint pattern. An array of tiny antenna plates combined with instrumentation amplifiers, signal processing and data acquisition circuits inside the sensor sense the strength of the field and convert it into digital data corresponding to the image of the fingerprint pattern. Because the image originates from the shape of the live layer, it is much less affected by surface conditions of the finger such as wear, dirt, contamination and moisture. Since TruePrint technology is an active system controlling both the transmission of the RF signal and the receivers, it can adapt the tuning of both components to obtain the best quality image for different fingers and environments.

TrueMatch.  Once captured, the digital fingerprint image from TruePrint is analyzed by our TrueMatch technology. TrueMatch is our patented algorithm technology for extracting and matching unique information from a fingerprint. The technology typically runs in software on the host processor attached to the fingerprint reader. The combination of TruePrint and TrueMatch technologies allows us to acquire a large amount of unique information from a very small area of the finger enabling us to significantly reduce the surface area and hence the silicon cost of our products. Unlike alternative algorithms, which often use minutiae data and require larger images to perform acceptably, TrueMatch uses a combination of global and local features in the fingerprint image to maximize the information density. TrueMatch also incorporates patented compositing techniques to build a fingerprint template over time that is physically larger than a single image obtained from the sensor. This is essential for the convenient operation of a small sensor and eliminates the need for the user to accurately position a finger in the same place each time. Compositing also allows the template to be dynamically updated with new information during normal use, thus improving ease of use over time. TruePrint’s high quality images and TrueMatch’s high accuracy algorithms have allowed us to develop one of the smallest fingerprint sensors commercially available.

TrueFinger.  TrueFinger dynamically adapts the TrueMatch circuits to measure properties of finger skin placed on the sensor while the finger is being scanned. These properties are used to help differentiate between real fingers and fake fingers, often referred to as anti-spoofing. TrueFinger converts the properties of the skin into digital data which are then sent to the host computer for analysis by TrueMatch. TrueMatch compares the data with expected properties to ensure fingerprint authentication.

TrueNav.  TrueNav uses the high quality image capabilities of TruePrint to track the motion of a finger placed on the sensor. Motion is tracked and processed to create two dimensional direction vectors which are then used by the display system on the host to control the motion of an on screen cursor. TrueNav uses a combination of silicon circuitry and software with techniques to minimize the amount of power consumed by the silicon. This is important for mobile applications where frequent use of cursor navigation would otherwise drain the battery.

TrueYou.  TrueYou takes advantage of each finger’s uniqueness and allows for the programming of different functions on a device based on which finger is used. This might include each finger launching a different application or being used to speed dial a phone number.

IC Packaging.  Unlike most semiconductor integrated circuit products, our products are visible in consumer devices and must be designed to account for durability, ergonomic and aesthetic requirements. We have developed numerous semiconductor packaging technologies to support these requirements, enabling exposed silicon integrated circuits to survive the rigors of day-to-day use.

Sales and Marketing

We sell our products worldwide through multiple channels, including our international direct sales force and our network of independent sales representatives and distributors. Each of these sales channels is supported by our customer service and marketing organizations. We have customer service personnel in Melbourne, Florida and Shanghai, China. Our sales and application engineering offices are in the United States, Germany, Taiwan, China, South Korea and Japan. We intend to expand our sales and technical support capabilities in key regions as necessary.

Our sales organization engages directly with all major customers and is instrumental to the design process. We believe that maintaining a close relationship with our customers improves their level of satisfaction and enables us to anticipate and influence their future product needs. Our direct sales force is supplemented with independent sales representatives and distributors, who have been selected based on their understanding of our target markets, technical knowledge and relationships with our target customers. Our sales representatives and distributors include ADM, Inc., Concord Marketing International, Edom Technology Co., Ltd., Macnica, Inc., New Tech Solutions, Inc., Parallax Sales, Rich Power Electrical Device Co., Ltd., Vision Technical Sales and Westmark-Compass, Inc. We provide ongoing technical training to our sales representatives and distributors to keep them informed of our existing and new products. Sales in conjunction with our sales representatives accounted for approximately 86.5% of revenue in 2006, and 77.6% of revenue in the three months ended March 30, 2007.

Our sales cycle can vary widely and is dependent on the specific customer’s research and development cycle. The sales cycle requires a significant investment in time, resources and engineering support before realization of income from product sales, if at all. These lengthy sales cycles mean that customer’s vendor selections, once made, can be difficult to change.

Our marketing group is responsible for market and competitive analysis and is focused on capitalizing on market opportunities. This group works closely with our product research and development groups to align development programs and product launches with our OEM customers’ schedules. Additionally, this group is responsible for the production and dissemination of sales and advertising materials, such as product announcements, press releases, brochures, magazine articles, advertisements and cover features in trade journals and other publications. We also participate in public relations and promotional events, including industry tradeshows and technical conferences.

As of March 30, 2007, we had 23 employees in our sales and marketing group.

Customers

We principally sell our products to OEMs, ODMs and contract manufacturers. ODMs and contract manufacturers typically design and manufacture products to sell to OEMs. The primary markets utilizing our products and services are PCs served by large PC OEMs, such as ASUSTek, Acer, Hewlett-Packard, Fujitsu, Lenovo and Toshiba, and wireless handset OEMs such as Casio-Hitachi Mobile, Fujitsu and Japanese Radio Corporation. We work with these and other OEMs to understand their requirements and provide them with solutions which they then qualify and, in some cases, specify for use within their systems. In 2006, Fujitsu, Compal Electronics and Inventec constituted 32.2%, 18.5% and 13.7%, respectively, of our revenue, and in the three months ended March 30, 2007, 24.6%, 20.4% and 15.4%, respectively, of our revenue. Compal and Inventec are two ODMs which supply Hewlett-Packard, among others.

In addition, we sell our products, though to a lesser extent, through a network of distributors. Our distributors are independent entities that assist us in identifying and servicing OEMs and generally purchase our products directly from us for resale to OEMs, ODMs or contract manufacturers. In general, our distributors exclusively service a particular region or customer base, and purchase our products through purchase orders that may be cancelled or rescheduled. Our distributors may also act as sales representatives and receive commissions on sales of our products. We sell our products with standard warranty provisions for defects in materials, workmanship and product performance. At our option, defective products may be returned for their purchase price or for replacement.

Manufacturing

We do not own or operate semiconductor fabrication, wafer bumping, assembly or test facilities. We depend on third-party subcontractors to fabricate, assemble and test our fingerprint sensor products. By outsourcing manufacturing, we are able to avoid the cost associated with owning and operating our own manufacturing facility. This allows us to focus our efforts on the design and marketing of our products.

Semiconductor Fabrication.  We currently outsource most of our semiconductor fabrication to TSMC. With our AuthenTec (Shanghai) Company Limited subsidiary co-located within TSMC’s Shanghai, China fabrication facility, our customer service, production, planning and engineering teams are able to work closely with TSMC personnel to forecast on a weekly basis our manufacturing capacity requirements. Our fingerprint sensors are currently fabricated in several advanced sub-micron manufacturing processes in TSMC fabrication facilities located in Taiwan and China which allows for significant capacity along with geographic diversity. Because finer manufacturing processes lead to enhanced performance, smaller silicon chip size and lower power requirements, we continually evaluate the benefits and feasibility of migrating to smaller geometry process technologies in order to reduce cost and improve performance. Our engineers work closely with TSMC to increase yields, lower manufacturing costs and improve quality. We may eventually qualify and retain additional foundries to manufacture our products in the future.

Wafer Bumping.  Our products are shipped from TSMC to a third-party wafer bumping facility. Bumping is the application of a thin layer of metal to hermetically seal the bond pads on the wafer and to add the drive ring on our sensors. We outsource all wafer gold bumping of our products to subcontractors, principally Chipbond in Taiwan, which is one of the largest providers of such subcontract services in the world. We have also qualified the STATS-ChipPac’s facility in Shanghai, China, for additional capacity as required.

Assembly and Test.  We outsource all assembly and testing of our products to subcontractors, principally Signetics in South Korea. Our products are designed to use low cost packages and to be tested with widely available test equipment. We intend to qualify and retain additional assembly and test subcontractors in the future to meet our capacity and diversity requirements.

Quality Assurance.  We are committed to maintaining the highest level of quality in our fingerprint sensors. We have designed and implemented a quality management system that we believe provides the framework for continual improvement of products, processes and customer service. We also rely on in-depth simulation studies, testing and practical application testing to validate and verify our semiconductors. To help ensure consistent product quality, reliability and yield, we work closely with our manufacturing logistics partners to monitor the production cycle by reviewing manufacturing process data from each wafer foundry and assembly subcontractor. All of our supply chain subcontractors hold ISO 9000/14000 in addition to Sony Green Partner quality certifications.

Research and Development

We devote substantial resources to the research and development of new products that enhance our competitive position and provide increased value. We continue to increase our product performance by driving improvements in all aspects of our technologies and products. Such improvements include the development of cost effective sensors that maintain strong biometric accuracy as well as the incorporation of security capabilities that support end-to-end system security. Our developments also include efforts to substantially improve the usability and convenience of our products by making them simple and easy to use. In 2004, 2005, 2006 and the three months ended March 30, 2007, we had research and development expenses of $6.0 million, $7.4 million, $9.6 million and $2.8 million, respectively. As of March 30, 2007, we had 58 employees in our research and development group.

Intellectual Property

We seek to protect our intellectual property rights with a combination of patents, trademarks, copyrights, trade secret laws and disclosure restrictions. We rely primarily on trade secrets, technical know-how and other unpatented proprietary information relating to our design and product development activities. We have 33 issued patents and 28 pending patent applications in the U.S. We have also applied for patents for many of our key technologies in regions such as Asia and the European Union. The oldest patents owned by us were originally filed in the United States Patent Office in 1996, which will begin to expire in 2016.

The laws of other countries in which we market our products, such as some countries in the Asia/Pacific region, may offer little or no protection for our proprietary technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so. We also enter into confidentiality and proprietary rights agreements with our employees, consultants, customers, subcontractors and other third parties and control access to our designs, documentation and other proprietary information. If a claim is asserted that we have infringed the intellectual property of a third-party, we may be required to seek licenses to that technology. In addition, we license third-party technologies that are incorporated into some elements of our products. Third-parties may infringe or misappropriate our proprietary rights. See “Risk Factors.”

In addition to the proceedings described below in “– Legal Proceedings,” we may be required to resort to additional litigation to enforce our intellectual property rights. We may also be subject to legal proceedings and claims relating to our intellectual property in the ordinary course of our business. Intellectual property litigation is expensive and time-consuming and could divert management’s attention away from running our business. If a claim is asserted that we infringe the intellectual property of a third-party, we may be required to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, develop non-infringing technology or enter into royalty or license arrangements that may not be available on commercially reasonable terms and conditions. See “– Legal Proceedings.”

Competition

The markets for our products are highly competitive and are characterized by rapid technological change, declining average selling price and continuously evolving customer requirements. We believe that the principal competitive factors in our markets include:

•	the ability to consistently deliver biometric performance across the widest user demographics;

•	the ability to provide solutions that meet evolving security requirements;

•	low-cost;

•	small size, convenient and easy to use;

•	the breadth and diversity of product offerings;

•	the ability to provide a reliable supply of products in sufficient quantities and in a timely manner;

•	the quality of customer service and technical support;

•	the ability to operate in harsh physical environments; and

•	financial and operational stability and reputation.

We believe we currently compete favorably with respect to these factors in the aggregate, although some of our present or future competitors may have substantial competitive advantages including greater name recognition and deeper penetration of our target markets, broader and more diversified products and services, larger sales forces and budgets, more established relationships with customers, better sales channels and substantially greater financial, technical and other resources. We cannot assure that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering our market. Increased competition could harm our business, by, for example, increasing pressure on our profit margins or causing us to lose customers. In addition, delivery of products with defects or reliability, quality or compatibility problems may damage our reputation and competitive position

We compete primarily with other suppliers of biometric fingerprint sensors used in PC, wireless device and access control applications. Our principal competitors include private companies focused on the fingerprint sensor market such as Atrua, Inc., Fidelicia Microsystems, Inc., Symwave, Inc., UPEK, Inc., Validity Sensors, Inc., and certain divisions operating within public companies such as Atmel, Lite-on Technology Group, Mitsumi Electronic Co., Ltd. and others. The manufacturing, packaging and method of acquiring and analyzing biometric information employed by our competitors is generally different than ours, and different amongst each competitor. In the future we expect competition in our markets to intensify, as new competitors enter the market.

Employees

As of March 30, 2007, we had 99 full-time employees, including 58 in research and development, five in operations, 23 in sales and marketing and 13 in general and administrative functions. We have never experienced a work stoppage and none of our employees is represented by a labor organization or under any collective bargaining arrangements. We consider our employee relations to be good.

Facilities

Our main executive, administrative and marketing offices occupy approximately 10,000 square feet in Melbourne, Florida under a lease that expires in January 2009. The majority of our research and development engineering organization occupies approximately 18,000 square feet in Melbourne, Florida under a lease that expires in December 2008. We lease approximately 4,000 square feet in Shanghai, China. We also lease properties in California, South Korea, Taiwan and Japan. We do not own any manufacturing facilities and contract to third parties the production and distribution of our semiconductors. We believe that our existing facilities meet our current needs and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

Legal Proceedings

Our industry is marked by a significant number of patents, copyrights, trade secrets and trademarks and by frequent litigation based on allegations of infringement or other violation of intellectual property rights. We are currently involved in two federal lawsuits.

On March 22, 2006, Atmel Corporation filed a complaint in the United States District Court, Northern District of California, alleging that our fingerprint sensors infringe an Atmel patent. The complaint was amended on November 1, 2006 to add certain Atmel affiliates as plaintiffs, as well as an allegation we are infringing a second patent. The second patent is the basis for allegations that our fingerprint image software infringes Atmel’s patent claims. Atmel is seeking a preliminary and permanent injunction as well as treble damages, though the plaintiffs’ claimed damages have not been quantified. We have filed a counterclaim challenging the validity of the patents and seeking a judgment of non-infringement. The case is in the discovery phase with patent claim construction hearings scheduled for October 2007. We filed a motion to dismiss the California lawsuit on May 1, 2007 based on our assertion that Atmel did not have the right to sue us when the original lawsuit was filed. We also filed a declaratory judgment lawsuit on April 30, 2007 against Atmel and its affiliates in the United States District Court, Middle District of Florida. As in the California lawsuit, we are asking the court in Florida to find that our products do not infringe Atmel’s patents. There can be no assurance that we will be successful with our motion to dismiss in the California proceeding or that Atmel and its affiliates will not pursue their claims against us in Florida or in another jurisdiction. Wherever these allegations are resolved, we believe that we have meritorious defenses to all of Atmel’s claims and we intend to defend our interest vigorously. Should Atmel obtain an adverse judgment for treble damages or obtain an injunction as sought in the California complaint, such judgment may have a material adverse impact on our financial condition.

In addition to these legal proceedings, from time to time, we may be involved in various legal proceedings arising from the normal course of business activities. In our opinion, resolution of these matters is not expected to have a material adverse impact on our consolidated results of operations, cash flows or our financial position. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect our future results of operations, cash flows or financial position in a particular period.

MANAGEMENT

Executive Officers and Directors

The following table shows information about our executive officers and directors as of March 30, 2007:

Name	Age	Position(s)

F. Scott Moody	50	Chairman of the Board and Chief Executive Officer
Lawrence J. Ciaccia, Jr.	48	President
Gary R. Larsen	43	Chief Financial Officer
Anthony Iantosca	42	Vice President – Quality Operations
Frederick R. Jorgenson	42	Vice President – General Counsel
Dale R. Setlak	54	Vice President and Chief Technology Officer
Peter E. Sherlock	50	Vice President – Product Development
Arthur L. Stewart	51	Vice President – Worldwide Sales
R. Kent Buchanan (1)	55	Director
Matthew P. Crugnale (2)(3)	70	Director
Robert E. Grady (1)(2)(3)	49	Director
Gustav H. Koven III (1)(2)(3)	64	Director
Yunbei “Ben” Yu (2)	37	Director

(1)	Member of the nominating and corporate governance committee.

(2)	Member of the compensation committee.

(3)	Member of the audit committee.

Executive Officers

F. Scott Moody is our co-founder and has served as a director and our Chief Executive Officer since inception. He was elected as Chairman of our board of directors in October 2006. From inception to July 2006, he also served as our President. Prior to founding the company in 1998, Mr. Moody was the Vice President of the Core Products Division of the Semiconductor Sector of Harris Corporation, or Harris, now Intersil Corporation. Mr. Moody began his career at Harris in 1980, during which time he held positions in engineering, program management and marketing. Mr. Moody received a BS degree in Industrial Engineering from North Carolina State University and an Executive MBA from the University of Florida.

Lawrence J. Ciaccia, Jr. has been our President since July 2006. He joined us as Executive Vice President of Marketing in March 2005. From March to November 2004, he was Vice President and General Manager of the wireless data and networking component products division at Conexant Systems, Inc. From 1999, he held the same position through a series of acquisitions with Globespan Virata Inc. and Intersil. Mr. Ciaccia began his career as a design engineer in 1980 with the Semiconductor Sector of Harris. Mr. Ciaccia received a BS degree in Electrical Engineering from Clarkson University and an MBA from Florida Institute of Technology.

Gary R. Larsen has been our Chief Financial Officer since December 2006. From April 2005 to December 2006, Mr. Larsen served as Chief Financial Officer of Artesyn Technologies, Inc. Mr. Larsen also served as Artesyn’s Corporate Controller from May 1999 to April 2005. Prior to joining Artesyn, Mr. Larsen served in a variety of management positions with W.R. Grace & Co. Mr. Larsen began his career with KPMG Peat Marwick, LLP. Mr. Larsen received a BS degree from the State University of New York at Buffalo and an MBA from Leonard N. Stern School of Business at New York University. Mr. Larsen is a certified public accountant.

Anthony Iantosca has been our Vice President of Quality Operations since August 2000. Prior to joining us, Mr. Iantosca was a director with Signetics Corporation from 1999 to August 2000. Prior to that, he was the Director of Operations for Catalyst Semiconductor Inc. from 1995 to 1999. Prior to joining Catalyst,

Mr. Iantosca served as Director of Offshore Manufacturing for Cypress Semiconductor Corporation. Mr. Iantosca received an MBA from the J.L. Kellogg Graduate School of Management at Northwestern University, an International MBA from the Hong Kong University of Science and Technology, and an Electronic Engineering diploma from the GTE Sylvania Technical School.

Frederick R. Jorgenson has been our Vice President and General Counsel since November 2006. Prior to joining us, Mr. Jorgenson was Senior Counsel for intellectual property and licensing at Raytheon Company from October 2005 to November 2006. From April 2005 to October 2006, Mr. Jorgenson served as a consultant, after having served as the Chief Executive Officer of RJ Mears, LLC from January 2003 to April 2005. From October 2000 through January 2003, Mr. Jorgenson served as an Assistant General Counsel of Fujitsu Network Communications, Inc. Prior to that, Mr. Jorgenson served as intellectual property and licensing counsel with Harris. Mr. Jorgenson received a BS degree in Electrical Engineering from Florida International University and a JD degree from Florida State University.

Dale R. Setlak co-founded the company and has been our Vice President and Chief Technical Officer since October 1998. From 1990 to 1998, Mr. Setlak served as Senior Principal Engineer with Harris’ Electronic Systems Sector. Prior to joining Harris in 1990, Mr. Setlak served as a Senior Systems Architect at CTG-Scientific Systems Services and was the Senior Instrumentation Engineer at Babcock and Wilcox. Mr. Setlak received a BS in Electrical Engineering from Ohio State University and a MS in Computer Engineering from Florida Institute of Technology.

Peter E. Sherlock has been our Vice President of Product Development since February 1999. Prior to joining us, Mr. Sherlock was the Director of the Raleigh (NC) Design Center for Integrated Device Technology, or IDT. Prior to joining IDT, Mr. Sherlock served as Vice President of Business Development and Operations at IVEX. Mr. Sherlock received a BS degree in Electrical Engineering from the University of Salford, UK.

Arthur L. Stewart has been our Vice President of Worldwide Sales since February 2007, and served as our Vice President of Business Development from August 2005 to February 2007. Mr. Stewart joined us in 2001 as the Wireless Segment Director. Prior to that, Mr. Stewart co-founded a start up corporation focusing on position tracking through cellular technologies. Mr. Stewart also held various engineering and business development positions at Harris. Mr. Stewart received a BS degree in Electrical Engineering from the University of Delaware and an MBA from Florida Institute of Technology.

Board of Directors

R. Kent Buchanan has served as a member of our board of directors since March 2006. Since March 2005, Mr. Buchanan has been Vice President, Corporate Technology and Development and Chief Growth Officer for Harris. Prior to joining Harris, Mr. Buchanan was the Senior Director of growth platforms at Motorola, Inc. During 15 years with Motorola, he held a number of leadership positions including Vice President and General Manager Global eBusiness, Vice President and General Manager Radio Products Division, Vice President and General Manager Accessories and Aftermarket Products Division, as well as assignments in international network services and strategic marketing.

Matthew P. Crugnale has served as a member of our board of directors since our founding in 1998. Mr. Crugnale has been the President of Crugnale Associates, a Silicon Valley based high technology consulting firm since 1982. Prior to that, Mr. Crugnale co-founded Gnostic Concepts, which was later acquired by McGraw-Hill. Mr. Crugnale was also the Vice President of Marketing at Beckman Instruments and has held various management positions at General Electric. Mr. Crugnale also serves on the board of advisors for Sunbridge Partners, a venture capital firm.

Robert E. Grady has served as a member of our board of directors since June 2004. Since May 2000, Mr. Grady has been a Managing Director with the Carlyle Group where he serves as Managing Partner of the Carlyle’s U.S. venture funds and global head of venture and growth capital. Prior to joining Carlyle, Mr. Grady was Managing Director and member of the Management Committee at Robertson Stephens & Company.

Previously, he served in the White House as Deputy Assistant to President George H.W. Bush and Executive Associate Director of the Office of Management and Budget.

Gustav H. Koven III has served as a member of our board of directors since 1999. Since 1999, Mr. Koven has been a manager of Knickerbocker 1999 Direct Investments LLC. Mr. Koven has been the Managing Member of Wildfields Venture Advisors LLC since 2003 and has been a manager of HT 1999 Direct Investments LLC since December 2004. Mr. Koven’s role as a manager of Knickerbocker 1999 Direct Investments LLC and HT 1999 Direct Investments LLC is with respect to investments of those entities in portfolio companies other than the investment in our company, for which he no longer has any management role. Mr. Koven was the Managing Director of Knickerbocker LLC from 1999 to 2003. From 1990 to the present, Mr. Koven has been a partner in a number of Edison Venture Fund partnerships. Prior to joining Edison, Mr. Koven was the President of Chase Manhattan Capital Corporation and Chase Manhattan Investment Holdings.

Yunbei “Ben” Yu has served as a member of our board of directors since February 2003. Dr. Yu joined Sierra Ventures in April 2000 where he serves as a Managing Director. Dr. Yu also serves as a special committee member to Gobi Partners in Shanghai, China. Prior to joining Sierra Ventures from December 1997 to March 2000, he worked at 3Com Corporation, where he held a number of engineering and project management positions.

Our board of directors currently consists of six people. Effective upon the closing of this offering, our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. The majority of the members of our board of directors are independent as defined under the Nasdaq Stock Market rules.

Committees of the Board

Our board of directors has established the following committees: an audit committee, a compensation committee and a nominating and governance committee. Each member of these committees is independent as defined under the rules of the SEC and the Nasdaq Stock Market as they are currently applicable to us, and we intend to comply with additional requirements to the extent they become applicable to us. Our board of directors may from time to time establish other committees.

Audit Committee.  Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	is responsible for the appointment, compensation and retention of our independent auditors and reviews and evaluates the auditors’ qualifications, independence and performance;

•	oversees the auditors’ audit work and reviews and pre-approves all audit and non-audit services that may be performed by them;

•	reviews and approves the planned scope of our annual audit;

•	monitors the rotation of partners of the independent auditors on our engagement team as required by law;

•	reviews our financial statements and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements;

•	reviews our critical accounting policies and estimates;

•	oversees the adequacy of our accounting and financial controls;

•	annually reviews the audit committee charter and the committee’s performance;

•	reviews and approves all related-party transactions; and

•	establishes and oversees procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters and oversees enforcement, compliance and remedial measures under our code of conduct.

The current members of our audit committee are Messrs. Grady, Koven and Crugnale. Mr. Grady is the chairman of the audit committee and our audit committee financial expert as currently defined under applicable SEC rules. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with, the applicable requirements of the Nasdaq Stock Market and the SEC rules and regulations.

Compensation Committee.  Our compensation committee reviews, recommends and approves policy relating to compensation and benefits of our officers and directors, administers our stock option and benefit plans and reviews general policy relating to compensation and benefits. Duties of the compensation committee include:

•	reviewing and approving corporate goals and objectives relevant to compensation of the directors, chief executive officer and other executive officers;

•	evaluating the performance of the chief executive officer and other executive officers in light of those goals and objectives;

•	recommending to the board of directors the proposed compensation of the chief executive officer and the four other most highly compensated executive officers;

•	administering the issuance of stock options and other awards to executive officers and directors under our compensation plans; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

The current members of our compensation committee are Dr. Yu, who is the committee chair, and Messrs. Grady, Koven and Crugnale. We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with, the applicable requirements of the Nasdaq Stock Market and the SEC rules and regulations.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee identifies individuals qualified to become directors; recommends to our board of directors director nominees for each election of directors; develops and recommends to our board of directors criteria for selecting qualified director candidates; considers committee member qualifications, appointment and removal; recommends corporate governance guidelines applicable to us; and provides oversight in the evaluation of our board of directors and each committee. The current members of the nominating and corporate governance committee are Mr. Koven, who is the committee chair, and Messrs. Grady and Buchanan. We believe that the composition of our nominating and corporate governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with, the applicable requirements of the Nasdaq Stock Market and the SEC rules and regulations.

COMPENSATION DISCUSSION AND ANALYSIS

The primary goals of the compensation committee of our board of directors with respect to executive compensation are to attract and retain the most talented and dedicated executives possible, to tie annual and long-term cash and stock incentives to achievement of specified performance objectives, and to align executives’ incentives with stockholder value creation.

To achieve these goals, our compensation committee recommends executive compensation packages to our board of directors that are generally based on a mix of salary, discretionary bonus and equity awards. Although our compensation committee has not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, we intend to implement and maintain compensation plans that tie a substantial portion of our executives’ overall compensation to achievement of corporate goals and value-creating milestones such as the development of our products, the establishment and maintenance of key strategic relationships, reaching sales and marketing targets and the growth of our customer base as well as our financial and operational performance, as measured by metrics such as revenue and profitability.

We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation. We conduct an annual benchmark review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. This review is based on a survey of executive compensation paid by peer companies in the biometrics and semiconductor industries conducted externally. In addition, our compensation committee has historically taken into account input from other independent members of our board of directors and publicly available data relating to the compensation practices and policies of other companies both within and outside our industry.

Our compensation committee intends to retain the services of third-party executive compensation specialists from time to time, as it sees fit, in connection with the establishment of cash and equity compensation and related policies.

Elements of Compensation

Our compensation committee evaluates individual executive performance with a goal of setting overall compensation at a level that is designed to attract and retain the most talented executives. The compensation committee takes into account our relative performance in the market and our own strategic goals. The committee also considers compensation survey data sold by Aon/Radford and Venture One that encompass information from a approximately 40 public companies in the semiconductor industry, although these companies are not identified by name in the data. Additionally, the committee considered the compensation data for the executive officers of the following technology companies that have completed their initial public offerings in the past four years: Vonage Holdings Corp., SunPower Corporation, Sigmatel Inc., Advanced Analogic Technologies, Inc., Synchronoss Technologies, Inc., Techwell, Inc., iRobot Corp., SiRF Technology Holdings Inc., Ikanos Communications, Optium Corporation, Isilon Systems, Inc., Tessera Technologies Inc., Staktec Holdings Inc., FormFactor, Inc., NetLogic Microsystems Inc., Cogent Inc. and Rackable Systems Inc. The committee did not look at specific companies but rather the group of 17 companies in its entirety. The committee analyzed and considered the totality of these various surveys, and did not weight one more heavily than the other.

The compensation received by our executive officers consists of the following elements:

Base Salary.  Base salaries for our executives are established based on the scope of their responsibilities and individual experience, taking into account competitive market compensation paid by other companies for similar positions within the biometrics/semi-conductor industry. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual experience, responsibilities and overall performance. Salaries are set annually by the committee in the case of the Chief Executive Officer and by the Chief Executive Officer for the other executives. The criteria for determining base salary are subjective rather than objective and in the past have included how the executive has contributed to our company’s revenue and operating net income, and how the executive has carried out the responsibilities of his position. For example, an executive may have been responsible for securing a new major customer or for building and implementing a new information system in his department. Two of our executive officers were appointed in 2006. Our current Chief Financial Officer was hired in December 2006 at an annual base salary of $190,000. In November 2006, we hired our General Counsel at an annual base salary of $175,000. In February 2007, our board of directors, upon the recommendation of the compensation committee, established an annual base salary of $280,000 for our Chairman and Chief Executive Officer. The annual base salary for our other executive officers range from $165,000 to $210,000.

Our compensation committee believes that these base salary levels are commensurate with the general salary levels for similar positions in companies of similar size and stage of development in our industry.

Discretionary Annual Bonus.  In addition to base salaries, our compensation committee has the authority to award discretionary annual bonuses to our executive officers. The annual incentive bonuses are intended to compensate officers for achieving corporate goals and for achieving what the committee believes to be value-creating milestones. Each executive officer is eligible for a discretionary annual bonus up to an amount equal to a specified percentage of such executive officer’s salary. The target percentages are set at levels that, upon achievement of the targets, are likely to result in bonus payments that our compensation committee believes to be at or near the median for target bonus amounts for comparable companies in our industry. However, our compensation committee may increase the annual bonus paid to our executive officers.

With respect to Mr. Moody’s bonus plan, his employment agreement provides that he submits a proposed bonus plan to the compensation committee for its consideration, and if the committee does not approve the proposed bonus plan, it can create its own. For 2006 and 2007, Mr. Moody and the compensation committee worked together to create the corporate goals and milestones included in his bonus plan.

During the first quarter of a fiscal year, our board of directors, upon the recommendation of the compensation committee, determines the level of achievement for each corporate goal and value-creating milestone and awards credit for the achievement of these corporate goals or milestones as a percentage of the target bonus. Final determinations as to bonus levels are then based in part on the achievement of these corporate goals or milestones, as well as our assessment as to our overall success and the development of our business, which we measure in part by considering the growth of our share of the market, expansion of our customer base and industry accolades, among other factors. These corporate goals and milestones, and the proportional emphasis placed on each goal and milestone may vary, from time to time, depending on the individual executive and our overall strategic objectives, but relate generally to quantitative factors such as sales and marketing targets, to financial factors such as improving our results of operations, achieving certain revenue and operating income targets, and to product development factors including the timely introduction of new products. For example, an executive may have as a target a certain number of design wins or securing the selection of our company to perform specific design projects. We establish the corporate goals and milestones in order that they are achievable by us and our executives. The targets are not intended to be easily achievable, but will require the executives to achieve and maintain high levels of performance, both individually and as a group. The level targets are designed to require our executives to motivate all employees to work together to meet our strategic goals.

Our compensation committee established bonus amounts to be paid in 2007 for performance in 2006 which ranged from 10 to 20% of base salary for each of our executive officers, excluding our Chairman and Chief Executive Officer, whose bonus was 29% of his base salary. The actual amount of bonuses for 2006 was determined in February 2007 following a review of the achievement of overall corporate goals and milestones and each executive officer’s individual performance and contribution, and the final bonuses did not exceed the percentages established for our executives. Mr. Moody’s potential bonus percentage was larger as a percentage of base salary than our other executive officers as we believe that this potential bonus together with his annual salary makes Mr. Moody’s compensation package comparable to others in our industry. The discretionary annual bonuses paid to our named executive officers in 2006 are identified in the Summary Compensation Table as “non-equity incentive plan compensation.” Our compensation committee has not yet finalized the determination of the strategic milestones or corporate goals that it will apply in determining executives’ bonuses for 2007, although it has determined the target bonus amounts for these individuals. Our compensation committee has established the discretionary bonus criteria for our executives for 2007 based on the factors we have described. Under the 2007 bonus plan, the executives, other than Mr. Moody, are eligible to achieve bonuses in a range equal to 10% to 30% of their annual base salary. For 2007, Mr. Moody is eligible to achieve a bonus equal to 50% of his annual base salary. The compensation committee intends to establish additional bonus opportunities for these executives but has not yet finalized them.

Long-Term Incentive Program.  We believe that long-term performance is achieved through an ownership culture that encourages such performance by our executive officers through the use of stock and stock-based awards. Our equity benefit plans have been established to provide certain of our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of our stockholders. Our compensation committee believes that the use of stock and stock-based awards offers the best approach to achieving our compensation goals. We have not adopted stock ownership guidelines, and our equity benefit plans have provided the principal method for our executive officers to acquire our equity interests.

Prior to this offering, we have granted equity awards primarily through our 2004 Stock Incentive Plan, which was adopted by our board of directors and stockholders to permit the grant of stock options, stock appreciation rights, restricted stock and other stock-based awards to our officers, directors, employees and consultants. Typically, we grant options to individuals, including our executive officers, as part of their commencement of employment; and the amount of options is based upon the individual’s role and level of compensation. We have also granted stock options to our executive officers upon the achievement of corporate goals and milestones as previously described. We also believe it is important that our executives and other employees have a certain amount of unvested stock options to provide incentives for them to continue their employment with the company. In 2005, to provide further equity incentives to our employees, we granted stock options that vest over a four-year period to substantially all our employees, including our executive officers other than Mr. Moody. In 2006, we granted a stock option for 242,228 shares of common stock that vests over a four-year period to Mr. Moody which is described in the section below entitled “Grants of Plan-Based Awards in 2006.” In February 2007, Messrs. Ciaccia, Iantosca, Sherlock and Stewart received options to purchase common stock under our 2004 Stock Incentive Plan in connection with the achievement of performance goals in 2006. Mr. Ciaccia received an option to purchase 2,500 shares of our common stock, Mr. Iantosca received an option to purchase 5,625 shares of our common stock, Mr. Sherlock received and option to purchase 4,375 shares of our common stock, and Mr. Stewart received an option to purchase 1,250 shares of common stock.

In the absence of a public trading market for our common stock, our board of directors determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including the status of our development and commercialization efforts, results of operations, financial status and market conditions. In response to Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder, our board of directors retained independent valuation firms to determine the fair market value of our common stock as of July 29, 2006 and December 1, 2006. All equity awards to our employees, including executive officers, in 2006 were granted at no less than the fair market value of our common stock as determined in good faith by our board of directors on the date of grant in accordance with the determination of the fair market value of our common stock made by the independent valuation firms and a review of material changes in our business and results of operations. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. Authority to make equity grants to executive officers rests with our compensation committee, although, our compensation committee does consider the recommendations of our Chairman and Chief Executive Officer for officers other than himself. Prior to the engagement of independent valuation firms in 2006, our board of directors determined the value of our common stock-based on internal assessment of our business progress, development and results of operations, recent financial valuations discussion with management, management’s recommendation and other relevant factors.

Stock Appreciation Rights.  Our incentive stock plans authorize us to grant stock appreciation rights, or SARs, which are more fully described below under “– 2004 Stock Incentive Plan” and – 2007 Stock Incentive Plan.” To date, no SARs have been awarded to any of our executive officers. However, our compensation committee, in its discretion, may in the future elect to make such grants to our executive officers if it deems it advisable.

Restricted Stock Grants or Awards.  Our compensation committee did not authorize the grant of restricted stock or restricted stock awards pursuant to our equity benefit plans to any of our executive officers in the fiscal year ended December 29, 2006. However, our compensation committee, in its discretion, may in the future elect to make such grants to our executive officers if it deems it advisable.

Severance and/or Change-in-Control Benefits.  Our named executive officers, whom are designed below under “– Summary Compensation Table,” are entitled to certain severance and/or change of control benefits, the terms of which are described below under “– Change of Control Arrangements.” We believe these severance and/or change-in-control benefits are an essential element of our executive compensation package and assist us in recruiting and retaining talented individuals.

Other Compensation.  Our executive officers who were parties to employment agreements prior to this offering will continue, following this offering, to be parties to such employment agreements in their current form until such time as our compensation committee determines in its discretion that revisions to such employment agreements are advisable. In addition, consistent with our compensation philosophy, we intend to continue to maintain the current benefits and perquisites for our executive officers; however, our compensation committee, in its discretion, may in the future revise, amend or add to the benefits and perquisites of any executive officer if it deems it advisable. The material terms of our employment agreements with our named executive officers are described below under “– Employment Arrangements with Named Executive Officers.”

2004 Stock Incentive Plan

Our 2004 Stock Incentive Plan was approved by our board of directors and stockholders in June 2004 and subsequently amended to increase the number of shares available under the plan. The plan was originally adopted by our board of directors and approved by our stockholders in 1998 as our 1998 stock option plan and was subsequently amended and restated in 2004.

Purpose.  The purpose of the plan is to promote our long-term growth and profitability by providing key people with incentives to improve stockholder value and contribute to our growth and financial success and by enabling us to attract, retain and reward the best-available people.

Shares Subject to the Plan.  The number of shares of common stock that we may issue with respect to awards granted under the plan will not exceed an aggregate of 4,720,048 shares. The maximum number of shares of common stock subject to awards of any combination that may be granted under the plan during any fiscal year to any one individual is 750,000 shares. These limits will be adjusted to reflect any stock dividends, split-ups, recapitalizations, mergers, consolidations, share exchanges and the like. If any award, or portion of an award, under the plan expires or terminates unexercised, becomes unexercisable, is settled in cash without delivery of shares, or is forfeited or otherwise terminated, surrendered or canceled as to any shares, or if any shares of common stock are repurchased by or surrendered to us in connection with any award (whether or not such surrendered shares were acquired pursuant to any award), or if we withhold any shares, the shares subject to such award and the repurchased, surrendered and withheld shares will thereafter be available for further awards under the plan.

Administration.  The plan is administered by our board of directors or by a committee or committees as the board may appoint from time to time. The administrator has full power and authority to take all actions necessary to carry out the purpose and intent of the plan, including, but not limited to, the authority to: (1) determine who is eligible for awards, and when such awards will be granted; (2) determine the types of awards to be granted; (3) determine the number of shares covered by or used for reference purposes for each award; (4) impose such terms, limitations, restrictions and conditions upon any award as the administrator deems appropriate; (5) modify, amend, extend or renew outstanding awards, or accept the surrender of outstanding awards and substitute new awards (provided however, that, generally, any modification that would materially adversely affect any outstanding award may not be made without the consent of the holder); (6) accelerate or otherwise change the time in which an award may be exercised or becomes payable and to waive or accelerate the lapse, in whole or in part, of any restriction or condition with respect to an award, including, but not limited to, any restriction or condition on the vesting or exercisability of an award following termination of any grantee’s employment or consulting relationship; and (7) establish objectives and conditions, if any, for earning awards and determining whether awards will be paid after the end of a performance period. In the event of any stock dividend, stock split, reverse stock split, spin-off, split-up, recapitalization, merger, consolidation, or share exchange, and the like, that does not result in a “change in control,” as described below, the administrator may adjust the number of shares covered by and the exercise price and other terms of outstanding awards to reflect such event.

Eligibility.  Participation in the plan is open to all of our employees, officers, directors and other individuals providing bona fide services to us or any of our affiliates, as the administrator may select from time to time. The administrator may also grant awards to individuals in connection with hiring, retention or otherwise, before the date the individual first performs services; however, those awards will not become vested or exercisable before the date the individual first performs those services.

Awards

The plan allows for the grant of stock options, stock appreciation rights, stock awards, phantom stock awards, performance awards and other stock-based awards. The administrator may grant these awards separately or in tandem with other awards.

Stock Options.  The plan allows the administrator to grant either awards of incentive stock options, as that term is defined in section 422 of the Internal Revenue Code, or nonqualified stock options; provided, however, that only our employees or employees of our subsidiaries may receive incentive stock option awards. Options intended to qualify as incentive stock options must have an exercise price at least equal to fair market value on the date of grant, but nonqualified stock options may be granted with an exercise price less than fair market value. The option holder may pay the exercise price in cash, by tendering shares of common stock, by a combination of cash and shares, or by any other means that the administrator approves.

Stock Appreciation Rights.  The plan allows the administrator to grant awards of stock appreciation rights which entitle the holder to receive a payment in cash, in shares of common stock, or in a combination of both, having an aggregate value equal to the spread on the date of exercise between the fair market value of the underlying shares on that date and the base price of the shares specified in the grant agreement, multiplied by the number of shares specified in the award being exercised.

Stock and Phantom Stock Awards.  The plan allows the administrator to grant restricted or unrestricted stock awards, or awards denominated in stock-equivalent units to eligible participants with or without payment of consideration by the grantee. Awards denominated in stock-equivalent units will be credited to a book-keeping reserve account solely for accounting purposes. Stock awards and phantom stock awards may be paid in cash, in shares of common stock, or in a combination of both.

Performance Awards.  The plan allows the administrator to grant performance awards which become payable in cash, in shares of common stock, or in a combination of both, on account of attainment of one or more performance goals established by the administrator. The administrator may establish performance goals based on our operating income, or that of our affiliates, or one or more other business criteria the administrator may select that applies to an individual or group of individuals, a business unit, or us or an affiliate as a whole, over such performance period as the administrator may designate.

Other Stock-Based Awards.  The plan allows the administrator to grant stock-based awards which may be denominated in cash, common stock, or other securities, stock equivalent units, stock appreciation units, securities or debentures convertible into common stock, or any combination of the foregoing. These awards may be paid in common stock or other securities, in cash, or in a combination of common stock, other securities and cash.

Change in Control.  In the event of any transaction resulting in a “change in control” (as defined in the plan), outstanding stock options and other awards that are payable in or convertible into our common stock will terminate upon the effective time of the “change in control” unless provision is made in connection with the transaction for the continuation, assumption, or substitution of the awards by the surviving or successor entity or its parent. In the event of such termination, the outstanding stock options and other awards that will terminate upon the effective time of the “change in control” will become fully vested immediately before the “change in control,” and the holders of stock options and other awards under the plan will be permitted immediately before the “change in control” to exercise or convert all portions of awards that are exercisable or convertible or which become exercisable or convertible upon or prior to the effective time of the change in control.

Amendment and Termination.  No award will be granted under the plan after the close of business on the day before the tenth anniversary of the effective date of the amended and restated plan. The plan will continue in effect until it is terminated by our board of directors, who may terminate, amend or modify the plan or any portion thereof at any time.

2007 Stock Incentive Plan

The board intends to adopt a 2007 Stock Incentive Plan, which shall become effective upon approval by our board of directors and stockholders.

Purpose.  The purpose of the plan is to promote our long-term growth and profitability by providing key people with incentives to improve stockholder value and contribute to our growth and financial success and by enabling us to attract, retain and reward the best-available people.

Shares Subject to the Plan.  The number of shares of common stock that we expect may be issued with respect to awards granted under the plan will not exceed an aggregate of up to 3,524,348 shares. The maximum number of shares of common stock subject to awards of any combination that may be granted under the plan during any fiscal year to any one individual is 500,000 shares; including with respect to any individual during the individual’s first fiscal year of employment. These limits will be adjusted to reflect any stock dividends, split-ups, recapitalizations, mergers, consolidations, share exchanges, and the like. If any award, or portion of an award, under the plan expires or terminates unexercised, becomes unexercisable, is settled in cash without delivery of shares, or is forfeited or otherwise terminated, surrendered, or canceled as to any shares, or if any shares of common stock are repurchased by or surrendered to us in connection with any award (whether or not such surrendered shares were acquired pursuant to any award), or if we withhold any shares, the shares subject to such award and the repurchased, surrendered, and withheld shares will thereafter be available for further awards under the plan.

Administration.  The plan is administered by our board of directors or by a committee or committees as the board may appoint from time to time. The administrator has full power and authority to take all actions necessary to carry out the purpose and intent of the plan, including, but not limited to, the authority to: (1) determine who is eligible for awards, and when such awards will be granted; (2) determine the types of awards to be granted; (3) determine the number of shares covered by or used for reference purposes for each award; (4) impose such terms, limitations, restrictions and conditions upon any award as the administrator deems appropriate; (5) modify, amend, extend or renew outstanding awards, or accept the surrender of outstanding awards and substitute new awards (provided however, that, generally, any modification that would have a materially adverse effect on any outstanding award may not be made without the consent of the holder); (6) accelerate or otherwise change the time in which an award may be exercised or becomes payable and to waive or accelerate the lapse, in whole or in part, of any restriction or condition with respect to an award, including, but not limited to, any restriction or condition on the vesting or exercisability of an award following termination of any grantee’s employment or consulting relationship; and (7) establish objectives and conditions, if any, for earning awards and determining whether awards will be paid after the end of a performance period. In the event of any stock dividend, stock split, reverse stock split, spin-off, split-up, recapitalization, merger, consolidation, or share exchange, and the like, that does not result in a “change in control,” as described below, the administrator may adjust the number of shares covered by and the exercise price and other terms of outstanding awards to reflect such event.

Eligibility.  Participation in the plan is open to all of our employees, officers, directors, and other individuals providing bona fide services to us or any of our affiliates, as the administrator may select from time to time. The administrator may also grant awards to individuals in connection with hiring, retention, or otherwise before the date the individual first performs services; however, those awards will not become vested or exercisable before the date the individual first performs those services.

Awards

The plan allows for the grant of stock options, stock appreciation rights, stock awards, phantom stock awards, performance awards, and other stock-based awards. The administrator may grant these awards separately or in tandem with other awards.

Stock Options.  The plan allows the administrator to grant either awards of incentive stock options, as that term is defined in section 422 of the Internal Revenue Code, or nonqualified stock options; provided, however, that only our employees or employees of our subsidiaries may receive incentive stock option awards. Options intended to qualify as incentive stock options must have an exercise price at least equal to fair market value on the date of grant, but nonqualified stock options may be granted with an exercise price less than fair market value. The option holder may pay the exercise price in cash, by tendering shares of common stock, by a combination of cash and shares, or by any other means that the administrator approves.

Stock Appreciation Rights.  The plan allows the administrator to grant awards of stock appreciation rights which entitle the holder to receive a payment in cash, in shares of common stock, or in a combination of both, having an aggregate value equal to the spread on the date of exercise between the fair market value of the underlying shares on that date and the base price of the shares specified in the grant agreement, multiplied by the number of shares specified in the award being exercised.

Stock and Phantom Stock Awards.  The plan allows the administrator to grant restricted or unrestricted stock awards, or awards denominated in stock-equivalent units to eligible participants with or without payment of consideration by the grantee. Awards denominated in stock-equivalent units will be credited to a bookkeeping reserve account solely for accounting purposes. Stock awards and phantom stock awards may be paid in cash, in shares of common stock, or in a combination of both.

Performance Awards.  The plan allows the administrator to grant performance awards which become payable in cash, in shares of common stock, or in a combination of both, on account of attainment of one or more performance goals established by the administrator. The administrator may establish performance goals based on our operating income, or that of our affiliates, or one or more other business criteria the administrator may select that apply to an individual or group of individuals, a business unit, or us or an affiliate as a whole, over such performance period as the administrator may designate.

Other Stock-Based Awards.  The plan allows the administrator to grant stock-based awards which may be denominated in cash, common stock, or other securities, stock-equivalent units, stock appreciation units, securities or debentures convertible into common stock, or any combination of the foregoing. These awards may be paid in common stock or other securities, in cash, or in a combination of common stock, other securities and cash.

Change in Control.  In the event of any transaction resulting in a “change in control” of the company (as defined in the plan), outstanding stock options and other awards that are payable in or convertible into our common stock will terminate upon the effective time of the “change in control” unless provision is made in connection with the transaction for the continuation, assumption, or substitution of the awards by the surviving or successor entity or its parent. In the event of such termination, the outstanding stock options and other awards that will terminate upon the effective time of the “change in control” will become fully vested immediately before the “change in control,” and the holders of stock options and other awards under the plan will be permitted immediately before the “change in control” to exercise or convert all portions of awards that are exercisable or convertible or which become exercisable or convertible upon or prior to the effective time of the “change in control.”

Amendment and Termination.  No award will be granted under the plan after the close of business on the day before the tenth anniversary of the effective date of the plan. The plan will continue in effect until it is terminated by our board of directors, who may terminate, amend, or modify the plan or any portion of it at any time.

401(k) Plan

In 1998, we adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, which generally covers our U.S. employees. The plan is intended to qualify under Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, so that contributions, and income earned thereon, are not taxable to employees until withdrawn from the plan. Under the plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($15,500 in calendar year 2007) and have the amount of the reduction contributed to the plan. The plan also permits, but does not require, us to make matching contributions and profit-sharing contributions to the plan on behalf of participants. In addition, eligible employees may elect to contribute an additional amount of their eligible compensation as a catch-up contribution to the 401(k) plan, provided that such employees are age 50 or older ($5,000 in calendar year 2006). To date, we have not made any discretionary matching or profit-sharing contributions to the 401(k) plan. As a tax-qualified plan, we can generally deduct contributions to the 401(k) plan when made, and such contributions are not taxable to participants until distributed from the plan. Pursuant to the terms of the plan, participants may direct the trustees to invest their accounts in selected investment options.

Summary Compensation Table

The following table summarizes the compensation paid to our Chief Executive Officer, Chief Financial Officer, former Chief Financial Officer and to our other three most highly compensated executive officers whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to us during 2006. We refer to these officers as our named executive officers.

				Non-Equity
		Option		Incentive Plan	All Other
Name and Principal Position	Salary	Awards		Compensation	Compensation(4)	Total

F. Scott Moody,	$235,962	$64,196	(1)	$52,500	$1,943	$354,601
Chairman of the Board and Chief Executive Officer
Gary R. Larsen,	9,865	—		—	48	9,914
Chief Financial Officer (2)
Greg Teesdale,	35,559	—		—	456	36,015
Former Chief Financial Officer (3)
Lawrence J. Ciaccia, Jr.	193,398	—		28,993	599	222,900
President
Anthony Iantosca,	157,802	—		17,743	68,202	243,747
Vice President – Quality Operations
Peter E. Sherlock	180,815	—		20,318	542	201,675
Vice President – Product Development

(1)	Mr. Moody’s option vests over a four-year period. The value of option awards granted to him has been estimated pursuant to SFAS 123(R) for 2006 and the amount shown reflects the related compensation expense recorded in 2006. Our executive officers will not realize the estimated value of these awards in cash until these awards are vested and exercised or sold. For more information regarding our valuation of option awards, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Stock-based compensation.”

(2)	Mr. Larsen became our Chief Financial Officer in December 2006.

(3)	Mr. Teesdale left our company in February 2006.

(4)	Reflects group life insurance premiums paid by us on behalf of the executives. Mr. Iantosca also received compensation for relocation expenses and repatriation costs.

Grants of Plan — Based Awards in 2006

We have granted and plan to continue to grant options to purchase our common stock to executive officers, employees and other service providers. The following table provides information regarding grants of plan-based awards to our named executive officers during 2006.

All Other
		Option Awards:	Exercise	Grant Date
		Number of Securities	Price of	Fair Value of
	Grant	Underlying Options	Option Awards	Option Awards
Name	Date	(#)	($)	($)

F. Scott Moody	6/29/2006	242,228	$2.84	$543,250	(1)
Gary R. Larsen	N/A	—	—	—
Gregory Teesdale	N/A	—	—	—
Lawrence J. Ciaccia, Jr.	N/A	—	—	—
Anthony Iantosca	N/A	—	—	—
Peter E. Sherlock	N/A	—	—	—

(1)	The value of option awards granted to Mr. Moody has been estimated pursuant to SFAS 123(R). He will not realize the estimated value of these awards in cash until these awards are vested and exercised or sold. For more information regarding our valuation of option awards, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Stock-based compensation.”

As described in our compensation discussion and analysis, subsequent to year end, we granted stock options to purchase 2,500, 5,625 and 4,375 shares to Messrs. Ciaccia, Iantosca and Sherlock, respectively, based on their achievement of performance goals for 2006. The exercise price of each option is $6.00 per share. Pursuant to SFAS 123(R), we have reflected compensation expense of $2,000 in the three months ended March 30, 2007.

Outstanding Equity Awards at December 29, 2006

The following table provides information concerning outstanding equity awards as of December 29, 2006, by each of our named executive officers.

	Number of Securities		Option	Option
	Underlying Unexercised Options		Exercise	Expiration
Name	Exercisable (#)	Unexercisable (#)	Price ($)	Date

F. Scott Moody	109,375	—	$0.40	10/22/2008
	86,715	—	0.40	10/22/2008
	50,000	—	0.40	01/01/2011
	844,359	98,182	0.20	06/01/2013
	—	242,228	2.84	06/29/2016
Gary R. Larsen (1)	—	—	—	—
Gregory Teesdale (2)	—	—	—	—
Lawrence J. Ciaccia, Jr.	78,012	100,300	0.60	02/23/2015
	—	61,518	0.60	02/03/2015
Anthony Iantosca	10,000	—	0.40	08/21/2010
	7,500	—	1.00	05/04/2011
	24,063	3,438	0.20	06/01/2013
	17,709	7,292	0.60	01/30/2014
	24,740	37,761	0.60	03/01/2015
Peter E. Sherlock	52,750	—	0.40	02/14/2009
	11,250	—	1.00	05/04/2011
	60,158	8,593	0.20	06/01/2013
	7,500	12,500	1.00	05/22/2015
	1,875	3,125	1.60	05/22/2015

(1)	On January 8, 2007, Mr. Larsen was granted an option to purchase 184,700 shares of common stock at an exercise price of $2.84 per share, which expires on December 11, 2016.

(2)	Mr. Teesdale left our company in February 2006.

Subsequent to year end, we granted the following options to our named executive officers:

	Number of		Option	Option
	Securities		Exercise	Expiration
Name	Underlying Option		Price	Date

F. Scott Moody	41,669	(1)	$6.00	2/20/2017
Gary R. Larsen	10,159	(1)	$6.00	2/20/2017
Lawrence J. Ciaccia, Jr.	15,691	(2)	$6.00	2/20/2017
Anthony Iantosca	27,292	(3)	$6.00	2/20/2017
	40,000	(3)	$6.00	4/25/2017
Peter E. Sherlock	47,375	(3)	$6.00	2/20/2017
	25,000	(3)	$6.00	4/25/2017

(1)	The vesting of all shares under this option commences upon the earlier of the sale of our company or the closing of this offering and continues over a period ending four years from the date of the grant.

(2)	The vesting of 13,191 shares under these options commences upon the earlier of the sale of our company or the closing of this offering and continues over a period ending four years from the date of the grant. 2,500 shares under these options vest over a four year period from the date of grant.

(3)	The options vest over a four year period from the date of grant.

Option Exercises and Stock Vested

Other than Mr. Teesdale, our former Chief Financial Officer, no named executive officer exercised any stock options during the fiscal year ended December 29, 2006. The following table provides information concerning Mr. Teesdale’s option exercise during 2006.

	Option Awards
	Number of Shares	Value Realized
Name	Acquired on Exercise (#)	on Exercise ($)(1)

Gregory Teesdale, Former Chief Financial Officer	131,250	$10,000

(1)	Based on the difference between the aggregate exercise price of the options and the aggregate fair market value of the shares based upon $0.25 per share, the fair market value at the date of exercise as determined by our board of directors.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during the fiscal year ended December 29, 2006.

Nonqualified Deferred Compensation

Our named executive officers did not earn any nonqualified compensation benefits from us during the fiscal year ended December 29, 2006.

Employment Arrangements with Named Executive Officers

F. Scott Moody.  In June 2007, we entered into an employment agreement with Mr. Moody, our Chairman and Chief Executive Officer. The agreement provides that Mr. Moody will receive an annual base salary of $280,000 and will be eligible to receive an annual performance bonus, which for 2007 will be 50% of his base salary. Mr. Moody is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The agreement provides that Mr. Moody is employed “at-will”, and his employment may be terminated at any time by us or Mr. Moody. We have agreed that our board’s nominating committee will use its best efforts to nominate Mr. Moody to our board of directors. The agreement contains non-competition provisions. The agreement also provides Mr. Moody with certain severance and change-of-control benefits. Mr. Moody also has a non-disclosure agreement with us. See “– Change of Control Arrangements” below.

Lawrence J. Ciaccia, Jr.  In March 2005, we entered into an employment agreement with Mr. Ciaccia, now our President. The agreement, as amended, provides that Mr. Ciaccia will receive an annual base salary of $210,000 and will be eligible to receive an annual performance bonus, which for 2007 will be 30% of his base salary. Mr. Ciaccia is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The agreement also provides that Mr. Ciaccia is employed “at-will”, and his employment may be terminated at any time by us or Mr. Ciaccia. The agreement also provides Mr. Ciaccia with certain severance and change-in-control benefits. He is also subject to our standard non-disclosure and non-competition agreement. See
“– Change of Control Arrangements” below.

Gary R. Larsen.  In December 2006, we entered into an employment agreement with Mr. Larsen, our Chief Financial Officer. The agreement provides that Mr. Larsen will receive an annual base salary of $190,000 and will be eligible to receive an annual performance bonus, which for 2007 will be 20% of his base salary. In addition, on January 8, 2007 we granted Mr. Larsen an incentive stock option to purchase a combined total of 184,700 shares of our common stock. Mr. Larsen is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans. The agreement provides that Mr. Larsen is eligible to receive relocation expenses estimated at $75,000. Mr. Larsen is employed “at-will”, and his employment may be terminated at any time by us or Mr. Larsen. The agreement also provides Mr. Larsen with certain severance and change-in-control benefits. He is also subject to our standard non-disclosure and non-competition agreement. See “– Change of Control Arrangements” below.

Anthony Iantosca.  We do not have a written employment agreement with Mr. Iantosca, our Vice President – Quality Operations. Mr. Iantosca receives an annual base salary of $180,000 and will be eligible to receive an annual performance bonus, which for 2007 will be 20% of his base salary. In June 2007,

Mr. Iantosca entered into a change of control agreement with us. He is also subject to our standard non-disclosure and non-competition agreement. See “– Change of Control Arrangements” below.

Peter E. Sherlock.  We do not have a written employment agreement with Mr. Sherlock, our Vice President – Product Development. Mr. Sherlock receives an annual base salary of $190,000 and will be eligible to receive an annual performance bonus, which for 2007 will be 20% of his base salary. In June 2007, Mr. Sherlock entered into a change of control agreement with us. He is also subject to our standard non-disclosure and non-competition agreement. See “– Change of Control Agreements” below.

Other Named Executive Officers

Mr. Teesdale was not entitled to any severance payments in connection with his departure.

Change of Control Arrangements

F. Scott Moody.  Our employment agreement with Mr. Moody, our Chief Executive Officer, provides that upon the one year anniversary of a change of control, provided that Mr. Moody remains an employee through such date, his stock options will immediately accelerate in vesting as to that amount of shares that would have vested during the next twelve months. Should Mr. Moody be terminated either as part of the change of control or prior to the first anniversary of the change of control, his stock options will immediately accelerate in vesting as to the greater of that amount of additional shares that would have vested between the date of his termination and the second anniversary of the change of control, or the amount that would have otherwise vested over the following 18 months.

In addition, if we terminate Mr. Moody’s employment at any time, before or after our change of control, without cause or if he is constructively terminated, he will also be entitled to receive severance pay equal to 18 months of his then-current salary, an amount equal to 1.5 times the most recent fiscal year bonus, a pro rata portion of the bonus he would have otherwise been entitled to receive, and up to 18 months reimbursement for the cost of the continuation of his then-current group health and dental insurance benefits. In addition, the vesting of his unvested options will accelerate as if the amount of shares that would have otherwise vested over the following 18 months.

The following table describes the potential payments to Mr. Moody upon his termination without cause or his constructive termination, if applicable, both in connection with a change of control and not in connection with a change of control:

	Change of Control				No Change of Control
			Equity				Equity
Name	Salary(1)	Bonus(2)	Acceleration(3)(4)	Benefits(5)	Salary(1)	Bonus(2)	Acceleration(3)(6)	Benefits(5)

F. Scott Moody	$420,000	$78,750	$2,144,788	$21,738	$420,000	$78,750	$1,907,159	$21,738

(1)	Represents 18 months of continued salary.

(2)	Represents an amount equal to 1.5 times Mr. Moody’s 2006 bonus.

(3)	Calculated based on a change of control taking place as of December 29, 2006 and assuming a price per share of $10.00, which is the mid-point of the range reflected on the cover page of this prospectus.

(4)	Represents an additional 24 months of vesting of outstanding options, including options issued subsequent to December 29, 2006.

(5)	Represents 18 months of health and dental benefits under the Consolidated Omnibus Budget Reconciliation Act of 1986, or COBRA.

(6)	Represents an additional 18 months of vesting of outstanding options, including options issued subsequent to December 29, 2006.

Lawrence J. Ciaccia, Jr.  Our employment agreement with Mr. Ciaccia, our President, provides that in the event of a change of control of the company pursuant to which Mr. Ciaccia remains an employee as of the consummation of such change of control the number of shares of his then-unvested stock options that otherwise would have vested over the succeeding 12 months will become immediately vested. On the one-year anniversary of such change of control, any remaining unvested shares under such options shall immediately vest. Upon Mr. Ciaccia’s termination by us without cause, his stock options will continue to vest for twelve months, or if he is constructively terminated by us, all of his then outstanding options will become immediately vested. Mr. Ciaccia shall have 12 months from the termination date to exercise any or all vested option shares. In addition, if we terminate Mr. Ciaccia’s employment at any time, before or after our change of control, without cause or if he is constructively terminated, he will also be entitled to receive severance pay equal to nine months of his then-current salary, not including accrued vacation, and up to nine months reimbursement for the cost of the continuation of his then-current group health and dental insurance benefits.

The following table describes the potential payments to Mr. Ciaccia upon his termination without cause or his constructive termination, if applicable, both in connection with a change of control and not in connection with a change of control:

	Change of Control			No Change of Control
		Equity			Equity
Name	Salary(1)	Acceleration(2)(3)	Benefits(4)	Salary(1)	Acceleration(2)(5)	Benefits(4)

Lawrence J. Ciaccia, Jr.	$157,500	$672,024	$10,869	$157,500	$672,024	$10,869

(1)	Represents nine months of continued salary.

(2)	Calculated based on a change of control taking place as of December 29, 2006 and assuming a price per share of $10.00, which is the mid-point of the range reflected on the cover page of this prospectus.

(3)	Represents an additional 12 months of vesting of the stock options held by Mr. Ciaccia, including options issued subsequent to December 29, 2006. All of Mr. Ciaccia’s unvested stock options will become immediately vested upon the earlier of (i) the one year anniversary of our change of control, provided that Mr. Ciaccia continues to be employed with us as of such date, or (ii) the date he is constructively terminated, in which event, he would receive value from accelerated vesting equal to $1,699,027. If Mr. Ciaccia is terminated by us without cause, he will receive an additional 12 months of vesting on his stock options, in which event, he would receive value from accelerated vesting equal to $587,967.

(4)	Represents nine months of COBRA and dental health benefits.

(5)	Represent an additional 12 months of vesting if Mr. Ciaccia is terminated without cause. If he terminates for good reason, all of his unvested options will become immediately vested, in which event he would receive value from equity acceleration equal to $1,699,027.

Gary R. Larsen.  Our employment agreement with Mr. Larsen, our Chief Financial Officer, provides that upon the one year anniversary of a change of control, provided that Mr. Larsen remains an employee through such date, his stock options will immediately accelerate in vesting as to that amount of shares that would have vested during the next twelve months. Should Mr. Larsen be terminated either as part of the change of control or prior to the first anniversary of the change of control, his stock options will immediately accelerate in vesting as to that amount of additional shares that would have vested between the date of his termination and the second anniversary of the change of control.

In addition, if we terminate Mr. Larsen’s employment at any time, before or after our change of control, without cause or if he is constructively terminated, he will also be entitled to receive severance pay equal to nine months of his then-current salary, an amount equal to 9/12 of his recently paid annual bonus, nine months of additional vesting of his options and up to nine months reimbursement for the cost of the continuation of his then-current group health insurance benefits. Additionally, if Mr. Larsen is terminated within 12 months of a change of control, he will also receive an amount equal to 9/12 the of his most recently paid target annual bonus.

The following table describes the potential payments to Mr. Larsen upon his termination without cause or his constructive termination, if applicable, both in connection with a change of control and not in connection with a change of control. The table does not reflect any severance related to prior year’s bonus as Mr. Larsen’s employment with us commenced in December 2006:

	Change of Control			No Change of Control
		Equity			Equity
Name	Salary(1)	Acceleration(2)(3)	Benefits(4)	Salary(1)	Acceleration(5)	Benefits(4)

Gary R. Larsen	$142,500	$676,464	$10,869	$142,500	N/A	$10,869

(1)	Represents nine months of continued salary.

(2)	Calculated based on a change of control taking place as of December 29, 2006 and assuming a price per share of $10.00, which is the mid-point of the range reflected on the cover page of this prospectus.

(3)	Represents an additional two years vesting of the stock options held by Mr. Larsen, including options issued subsequent to December 29, 2006.

(4)	Represents nine months of COBRA health and dental benefits.

(5)	Mr. Larsen will receive an additional nine months vesting of the stock options upon termination. As of December 29, 2006, he held no options.

Anthony Iantosca.  Our change of control agreement with Mr. Iantosca, our Vice President – Quality Operations, provides that upon the one year anniversary of a change of control, provided that Mr. Iantosca remains an employee through such date, his stock options will immediately accelerate in vesting as to that amount of shares that would have vested during the next twelve months. Should Mr. Iantosca be terminated either as part of the change of control or prior to the first anniversary of the change of control, his stock options will immediately accelerate in vesting as to that amount of additional shares that would have vested between the date of his termination and the second anniversary of the change of control.

In addition, Mr. Iantosca will be entitled to receive severance pay equal to nine months of his then-current salary plus an amount equal to 9/12 of his most recently paid target annual bonus, if any such bonus was achieved. Mr. Iantosca will also receive up to nine months reimbursement for the cost of the continuation of his then-current group health insurance benefits.

The following table describes the potential payments to Mr. Iantosca upon his termination without cause or his constructive termination, if applicable, in connection with a change of control:

	Change of Control
	Salary	Equity
Name	and Bonus(1)	Acceleration(2)	Benefits(3)

Anthony Iantosca	$148,307	$456,327	$10,869

(1)	Represents nine months of continued salary and 9/12ths of Mr. Iantosca’s most recently paid annual bonus.

(2)	Calculated based on a change of control taking place as of December 29, 2006 and assuming a price per share of $10.00, which is the mid-point of the range reflected on the cover page of this prospectus. Represents an additional two years vesting of the stock options held by Mr. Iantosca including options issued subsequent to December 29, 2006.

(3)	Represents nine months of COBRA health and dental benefits.

Peter E. Sherlock.  Our change of control agreement with Mr. Sherlock, our Vice President – Product Development, provides that upon the one year anniversary of a change of control, provided that Mr. Sherlock remains an employee through such date, his stock options will immediately accelerate in vesting as to that amount of shares that would have vested during the next twelve months. Should Mr. Sherlock be terminated either as part of the change of control or prior to the first anniversary of the change of control, his stock options will immediately accelerate in vesting as to that amount of additional shares that would have vested between the date of his termination and the second anniversary of the change of control.

In addition, Mr. Sherlock will be entitled to receive severance pay equal to nine months of his then-current salary plus an amount equal to 9/12 of his most recently paid target annual bonus, if any such bonus was achieved. Mr. Sherlock will also receive up to nine months reimbursement for the cost of the continuation of his then-current group health and dental insurance benefits.

The following table describes the potential payments to Mr. Sherlock upon his termination without cause or his constructive termination, if applicable, in connection with a change of control:

	Change of Control
	Salary	Equity
Name	and Bonus(1)	Acceleration(2)	Benefits(3)

Peter E. Sherlock	$157,739	$290,082	$10,869

(1)	Represents nine months of continued salary and 9/12ths of Mr. Sherlock’s most recently paid annual bonus.

(2)	Calculated based on a change of control taking place as of December 29, 2006 and assuming a price per share of $10.00, which is the mid-point of the range reflected on the cover page of this prospectus. Represents an additional two years vesting of the stock options held by Mr. Sherlock including options issued subsequent to December 29, 2006.

(3)	Represents nine months of COBRA health and dental benefits.

Employee Confidentiality and Non-Competition Arrangements

We enter into agreements with all of our employees containing confidentiality provisions. Each of our executive officers is subject to a non-competition agreement.

Compensation of Directors

We have not paid any cash compensation to members of our board of directors for their services as directors. In January 2003, we entered into a consulting agreement with Mr. Crugnale, one of our directors. The agreement provides that Mr. Crugnale will serve as an independent contractor to us, providing marketing services, and will receive monthly compensation of $2,500 for an initial term of one-year, which term automatically renews for successive one-year periods. Under our director compensation policy, we reimburse non-employee directors for reasonable expenses in connection with attendance at board and committee meetings. Non-employee directors also are eligible to receive stock options under our stock incentive plans. No options have yet been granted to our non-employee directors for their service as directors.

Effective upon the completion of this offering, our non-employee directors will receive payment for their services as directors in a combination of cash, stock and stock options. We anticipate that for at least the first year following the offering, the cash component will be paid using shares of our common stock. Our non-employee directors will receive an annual retainer of $28,000, payable quarterly. In addition, the chairperson of our audit committee will receive an annual retainer of $12,500 and each director serving on the audit committee in a non-chairperson capacity will receive an annual retainer of $6,000. The chairperson of our compensation committee will receive an annual retainer of $7,000, and each director serving in a non-chairperson capacity on the compensation committee will receive an annual retainer of $4,000. The chairperson of our nominating committee will receive an annual retainer of $5,000, and each director serving in a non-chairperson capacity on the nominating committee will receive an annual retainer of $2,000. The annual retainers payable for committee service will also be payable on a quarterly basis.

Non-employee directors will receive non-discretionary, automatic grants of nonstatutory stock options under our 2007 Stock Incentive Plan. A non-employee director will be automatically granted an option to purchase 20,000 shares of our common stock upon first becoming a member of our board of directors. These initial options vest and become exercisable over four years, with the first 25% of the underlying shares on the first anniversary of the date of grant and the remainder vesting in equal amounts monthly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, each non-employee director will be automatically granted a non-statutory option to purchase 8,500 shares of our common stock. These options will vest on the first anniversary of the date of grant, or immediately prior to our next annual meeting of stockholders, if earlier. Non-employee directors will be required to hold these options for a period of two years following the vesting of such options.

The following table shows the compensation paid to Mr. Crugnale in 2006:

Fees Earned or
Name	Paid in Cash

Matthew P. Crugnale	$30,000

Our board of directors has granted, at various times prior to 2006, to Mr. Crugnale, options to purchase an aggregate of 31,250 shares of our common stock, all of which have exercise prices equal to the fair market value of our common stock on the date of grant.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers who serve on our board of directors or compensation committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of May 31, 2007, and as adjusted to reflect the conversion of outstanding preferred stock and convertible notes, and the sale of shares offered hereby, by:

•	each person or entity who we know beneficially owns more than 5% of our outstanding capital stock;

•	each of the named executive officers;

•	each selling stockholder;

•	each of our directors; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated, and subject to applicable community property laws, each of the persons named in this table has sole voting and investment power with respect to all the shares indicated as beneficially owned by such person. Unless otherwise indicated, the address for each stockholder listed is c/o AuthenTec, Inc., 100 Rialto Road, Suite 400, Melbourne, FL 32901.

					Shares Beneficially
	Shares Beneficially				Owned After the
	Owned Prior to the Offering		Number of		Offering
Name and Address of Beneficial Owner	Number	Percent(1)	Shares Offered		Number	Percent(1)

5% Stockholders and Selling Stockholders:
Sierra Ventures (2)	4,410,844	20.8%	—		4,410,844	16.5%
Harris Corporation (3)	3,885,066	18.7%	305,366		3,579,700	13.6%
TCG Holdings, L.L.C. (4)	2,604,927	12.8%	—		2,604,927	10.0%
Advantage Capital Florida Partners I Limited Partnership (5)	1,755,082	8.6%	—		1,755,082	6.7%
Community Foundation of Brevard (6)	1,500,000	7.4%	1,179,000		321,000	1.2%
HT 1999 Direct Investments LLC (7)	1,294,394	6.3%	—		1,294,394	4.9%
BOCF, LLC (8)	805,983	3.9%	63,350		742,633	2.8%
Texas Instruments Incorporated (9)	628,739	3.1%	147,375		481,364	1.9%
Royal Bank of Canada (10)	296,541	1.5%	95,181		201,360	*
W. Andrew Grubbs (11)	304,767	1.5%	33,780	(12)	270,987	1.0%
J. Douglas Mullins (13)	316,398	1.6%	34,693	(14)	281,705	1.1%
Bencas Capital Partners LP (15)	153,183	*	12,040		141,143	*
Brookline Venture Partners LLC (16)	6,282	*	4,215		2,067	*
Named Executive Officers and Directors:
F. Scott Moody (17)	1,343,967	6.2%	—		1,343,967	5.0%
Gary R. Larsen	—		—		—	*
Gregory Teesdale (18)	131,250	*	—		131,250	*
Lawrence J. Ciaccia, Jr. (19)	124,521	*	—		124,521	*
Anthony Iantosca (20)	100,208	*	—		100,208	*

				Shares Beneficially
	Shares Beneficially			Owned After the
	Owned Prior to the Offering		Number of	Offering
Name and Address of Beneficial Owner	Number	Percent(1)	Shares Offered	Number	Percent(1)

Peter Sherlock (21)	145,771	*	—	145,771	*
R. Kent Buchanan	—	—	—	—	—
Matthew P. Crugnale (22)	31,250	*	—	31,250	*
Robert E. Grady (23)	2,604,927	12.8%	—	2,604,927	10.0%
Gustav H. Koven III	—	—	—	—	—
Yunbei “Ben” Yu (24)	4,407	*	—	4,407	*
All directors and executive officers as a group (13 persons) (25)	4,540,154	20.5%		4,540,154	20.5%

*	Less than 1%

(1)	The percentage of shares beneficially owned was determined based on a fraction, the numerator of which is the sum of (a) the number of outstanding shares of preferred and/or common stock beneficially owned by such owner and (b) the number of shares issuable upon exercise of options or warrants beneficially owned by such owner and exercisable within 60 days of May 31, 2007, and the denominator of which is the sum of (a) the aggregate number of shares of preferred and common stock outstanding on May 31, 2007, (b) the aggregate number of shares of common stock issuable upon conversion of convertible notes into 1,249,993 shares immediately prior to completion of the offering and (c) the aggregate number of shares of common stock issuable upon exercise of options and warrants beneficially owned by such owner and exercisable within 60 days of May 31, 2007.

(2)	Includes 225,618 shares of stock issuable upon conversion of an outstanding convertible note owned by Sierra Ventures Finance Limited, L.P., 510,024 shares of stock issuable upon exercise of outstanding warrants and 2,138,935 shares of stock owned by Sierra Ventures VIII-A, L.P., 4,972 shares of stock issuable upon exercise of outstanding warrants and 20,851 shares of stock owned by Sierra Ventures VIII — B, L.P., 17,071 shares of stock issuable upon exercise of outstanding warrants and 98,299 shares of stock owned by Sierra Ventures Associates VIII, L.L.C., as nominee for its members, 260,491 shares of stock issuable upon exercise of outstanding warrants and 1,096,314 shares of stock owned by Sierra Ventures VII, L.P., and 5,541 shares of stock issuable upon exercise of outstanding warrants and 32,728 shares of stock owned by Sierra Ventures Associates VII, L.L.C., as nominee for its members.

Sierra Ventures Management, LLC is the sole general partner of Sierra Ventures Finance Limited, L.P. and possesses voting and dispositive power over the 225,618 shares of stock issuable upon conversion of an outstanding convertible note held on Sierra Ventures Finance Limited, L.P. Sierra Ventures Management, LLC disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. Jeffrey M. Drazan, Tim Guleri, David C. Schwab, Steven P. Williams and Peter C. Wendell are the managing directors (the “Managing Directors”) of Sierra Ventures Management, LLC and have voting and dispositive power with respect to such shares held by Sierra Ventures Finance Limited, L.P. Each Managing Director disclaims beneficial ownership of these shares, except to the extent of each Managing Director’s pecuniary interest therein.

Sierra Ventures Associates VII, LLC is the sole general partner of Sierra Ventures VII, L.P. and possesses voting and dispositive power over the shares held by Sierra Ventures VII, L.P. Sierra Ventures Associates VII, LLC disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. Jeffrey M. Drazan, David C. Schwab, Peter C. Wendell and Steven P. Williams are the managing members of Sierra Ventures Associates VII, LLC (the “SVA VII Managing Members”) and have voting and dispositive power with respect to shares held by Sierra Ventures VII, L.P. Each SVA VII Managing Member disclaims beneficial ownership of these shares, except to the extent of each SVA VII Managing Member’s pecuniary interest therein. The natural persons who have voting and dispositive control with respect to the shares held by Sierra Ventures Associates VII, LLC, as nominee for its members, are the SVA VII Managing Members, Tim Guleri, Jeff Loomans, Martha Clarke Adamson and Yunbei “Ben” Yu.

Sierra Ventures Associates VIII, LLC is the sole general partner of Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P. and possesses voting and dispositive power over the shares held by Sierra Ventures VIII-A, L.P. and Sierra Ventures VIII-B, L.P. Sierra Ventures Associates VIII, LLC disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. Jeffrey M. Drazan, David C. Schwab, Peter C. Wendell, Steven P. Williams and Tim Guleri are the managing members of Sierra Ventures Associates VIII, LLC (the “SVA VIII Managing Members”) and have voting and dispositive power with respect to shares held by Sierra Ventures VIII, L.P. Each SVA VIII Managing Member disclaims beneficial ownership of these shares, except to the extent of each SVA VIII Managing Member’s pecuniary interest therein. The natural persons who have voting and dispositive control with respect to the shares held by Sierra Ventures Associates VIII, LLC, as nominee for its members, are the SVA VIII Managing Members, Jeff Loomans, Martha Clarke Adamson and Yunbei “Ben” Yu.

If the underwriters exercise the overallotment option in full, Sierra Ventures will sell 441,084 shares in the offering, which will result in such stockholder holding 3,969,760 shares after the offering, representing 14.8% of the common stock outstanding after the offering.

The address for all entities and individuals affiliated with Sierra Ventures is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(3)	Includes 257,407 shares of stock issuable upon conversion of an outstanding convertible note, and 397,520 shares of stock issuable upon exercise of outstanding warrants. Harris Corporation is a publicly traded company, and the corporation itself has voting and dispositive power over these shares. If the underwriters exercise the overallotment option in full, Harris Corporation will sell an additional 83,140 shares in the offering, which will result in such stockholder holding 3,496,560 shares after the offering, representing 13.2% of the common stock outstanding after the offering. Harris Corporation’s address is 1025 West Nasa Boulevard, Melbourne, FL 32919.

(4)	Common stock is held by various investment funds associated with or designated by The Carlyle Group. Includes 318,217 shares of stock issuable upon conversion of an outstanding convertible note and 2,196,172 shares of stock owned by Carlyle Venture Partners II, L.P. and 6,833 shares of stock issuable upon conversion of an outstanding convertible note and 83,705 shares of stock owned by CVP II Coinvestment, L.P. TCG Ventures II, L.P. is the sole general partner of Carlyle Venture Partners II, L.P. and CVP II Coinvestment, L.P. TC Group, L.L.C. is the sole member of TCG Ventures II, L.P. TCG Holdings, L.L.C. is the sole managing member of TC Group, L.L.C., and, in such capacity, exercises investment discretion and control of the shares beneficially owned by TC Group, L.L.C. TCG Holdings, L.L.C. is managed by a three-person managing board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D’Aniello and David Rubenstein, all of whom disclaim beneficial ownership of these shares. If the underwriters exercise the overallotment option in full, TGC Holdings, L.L.C. will sell 172,500 shares in the offering, which will result in such stockholder holding 2,432,427 shares after the offering, representing 9.4% of the common stock outstanding after the offering. The Carlyle Group’s address is 1001 Pennsylvania Ave., NW, Washington, DC 20004.

(5)	Includes 117,149 shares of stock issuable upon conversion of an outstanding convertible note and 8,230 shares of stock issuable upon exercise of outstanding warrants. Advantage Capital FL-GP-I, L.L.C. is the sole general partner of Advantage Capital Florida Partners I, LP, and, in such capacity, exercises investment discretion and control of the shares beneficially owned by Advantage Capital Florida Partners I, LP. Steven T. Stull holds a majority of the ownership interests, including voting interests, of Advantage Capital FL-GP-I, L.L.C. Advantage Capital’s address is 100 North Tampa Street, Suite 2410, Tampa, FL 33602.

(6)	Gary F. Lang is the President of the Community Foundation of Brevard, Inc. and in such capacity, exercises investment decisions made by a majority vote of the Board of Directors relative to the shares beneficially owned by Community Foundation of Brevard, Inc. The Community Foundation of Brevard, Inc. is managed by a twelve person board, and all board action relating to the voting or disposition of these shares requires approval of a majority of the board. The members of the managing board are William Harris, Erik Shuman, Gina Rall, Walter Secrest, Charles Ian Nash, Dale Dettmer, Kurt Panouses, Todd Starkey, Linda Coleman, Wayne Cooper, Scott Huff, David Presnick. If the underwriters exercise the overallotment option in full, Community Foundation of Brevard will sell an additional 321,000 shares in the offering, which will result in such stockholder holding no shares after the offering. Community Foundation of Brevard, Inc.’s address is 1800 West Hibiscus, Suite 109, Melbourne, FL 32901.

(7)	Includes 84,034 shares of stock issuable upon conversion of an outstanding convertible note, and 155,827 shares of stock issuable upon exercise of warrants. The two members of HT 1999 Direct Investments LLC are (i) Gustav H. Koven III, a member of our board of directors, and (ii) The Hodson Trust. All actions relating to the voting or disposition of these shares has been delegated to Hodson Services LLC, 99% of the membership interests of which are owned by The Hodson Trust and 1% of the membership interests of which are owned by The Hodson Scholarship Foundation, Inc. All action relating to the voting or disposition of these shares can be taken by Hodson Services LLC without the prior consent of the members of HT 1999 Direct Investments LLC. All action by Hodson Services LLC, in its capacity as a manager of HT 1999 Direct Investments LLC, relating to the voting or disposition of these shares can be taken by its President, Eileen D. Dickey, without the prior approval of the members of Hodson Services LLC. HT 1999 Direct Investments LLC’s address is c/o Hodson Services LLC, 300 Bellevue Parkway, Suite 100, Wilmington, DE 19809. Mr. Koven has no authority with respect to the voting or disposition of any of the shares, no longer serves in any management capacity with respect to the shares and disclaims beneficial ownership with respect thereto.

(8)	Includes 53,538 shares of stock issuable upon conversion of an outstanding convertible note, and 76,484 shares of stock issuable upon exercise of outstanding warrants. If the underwriters exercise the overallotment option in full, BOCF, LLC will sell an additional 17,248 shares in the offering, which will result in such stockholder holding 725,385 shares after the offering, representing 2.8% of the common stock outstanding after the offering. BOCF, LLC is a wholly owned subsidiary of JP Morgan Chase, a registered broker-dealer, or JPM, and managed under a management agreement by Stonehenge Capital Corporation, or SCC. The management agreement allows for SCC, in such capacity, to exercise investment discretion and control of the shares beneficially owned by BOCF, LLC. Steven F. Lux, Michael P. Kirby and David B. Webber, managers of SCC, are the natural persons who have voting and dispositive control with respect to the shares held by BOCF, LLC. Members of SCC disclaim beneficial ownership of these shares. BOCF, LLC purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, BOCF, LLF had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(9)	Texas Instruments Incorporated is a publicly traded company, and the corporation itself has voting and dispositive power over these shares. If the underwriters exercise the overallotment option in full, Texas Instruments Incorporated will sell an additional 40,125 shares in the offering, which will result in such stockholder holding 441,239 shares after the offering, representing 1.7% of the common stock outstanding after the offering.

(10)	Royal Bank of Canada, or RBC, is a widely held Canadian chartered bank. Its administrative resolutions allow two officers of RBC to grant powers of attorney to one or more persons for the purpose of signing any documents on its behalf. A power of attorney was granted on April 8, 2007 empowering any two of the following persons, acting together, to sign any documents with respect to the merchant banking and venture capital investments of RBC: Alan Hibben, Annie Ropar, Wally Hunter, Robert Bechard, Tony Manastersky, Barrie Laver, Patrick Trainor and Michael Israel. If the underwriters exercise the overallotment option in full, Royal Bank of

Canada will sell an additional 25,913 shares in the offering, which will result in such stockholder holding 175,447 shares after the offering, representing less than 1.0% of the common stock outstanding after the offering.

(11)	Includes 12,500 shares of stock issuable upon conversion of an outstanding convertible note, 2,898 shares of stock issuable upon exercise of outstanding warrants and 33,635 shares of stock owned by Andrew Grubbs as Trustee under Irrevocable Trust Agreement fbo Alexander McLain Grubbs and 2,898 shares of stock issuable upon exercise of outstanding warrants and 33,635 shares of stock owned by Andrew Grubbs as Trustee under Irrevocable Trust Agreement fbo James William Grubbs.

(12)	25,606 shares shall be offered by W. Andrew Grubbs, 4,087 shares by Andrew Grubbs as Trustee under Irrevocable Trust Agreement fbo Alexander McLain Grubbs and 4,087 shares by Andrew Grubbs as Trustee under Irrevocable Trust Agreement fbo James William Grubbs. If the underwriters exercise the overallotment option in full, 6,971 shares shall be offered by W. Andrew Grubbs, 1,113 shares by Andrew Grubbs as Trustee under Irrevocable Trust Agreement fbo Alexander McLain Grubbs and 1,113 shares by Andrew Grubbs as Trustee under Irrevocable Trust Agreement fbo James William Grubbs, which will result in such stockholders holding 261,790 shares after the offering, representing 1.0% of the common stock outstanding after the offering.

(13)	Includes 8,333 shares of stock issuable upon conversion of an outstanding convertible note, 19,649 shares of stock issuable upon exercise of outstanding warrants, 3,478 shares of stock issuable upon exercise of outstanding warrants and 40,361 shares of stock owned by Irrevocable Trust Agreement fbo Christine Jennifer Mullins and 3,478 shares of stock issuable upon exercise of outstanding warrants and 40,361 shares of stock owned by Irrevocable Trust Agreement fbo James Douglas Mullins, III.

(14)	24,771 shares shall be offered by J. Douglas Mullins, 4,961 shares by Irrevocable Trust Agreement fbo Christine Jennifer Mullins and 4,961 shares by Irrevocable Trust Agreement fbo James Douglas Mullins, III. If the underwriters exercise the overallotment option in full, 6,744 shares shall be offered by J. Douglas Mullins, 1,351 shares by Irrevocable Trust Agreement fbo Christine Jennifer Mullins and 1,351 shares by Irrevocable Trust Agreement fbo James Douglas Mullins, III, which will result in such stockholders holding 271,929 shares after the offering, representing 1.0% of the common stock outstanding after the offering.

(15)	Includes 11,195 shares of stock issuable upon conversion of an outstanding convertible note and 1,502 shares of stock issuable upon exercise of outstanding warrants. Bencas Capital L.L.C. is the sole general partner of Bencas Capital Partners LP and, in such capacity, exercises investment discretion and control over the shares beneficially owned by Bencas Capital Partners LP. Bencas Capital L.L.C. is managed by Finn M. W. Caspersen, Jr., and any action relating to the voting or disposition of these shares requires his approval. If the underwriters exercise the overallotment option in full, Bencas Capital Partners LP will sell an additional 3,278 shares in the offering, which will result in such stockholder holding 137,865 shares after the offering, representing less than 1% of the common stock outstanding after the offering.

(16)	Includes 555 shares of stock issuable upon exercise of outstanding warrants. John B. Fitzgibbons is the Manager of Brookline Venture Partners, LLC, and as such, has voting and dispositive power over the shares owned by the selling stockholder. If the underwriters exercise the overallotment option in full, Brookline Venture Partners LLC will sell an additional 2,067 shares in the offering, which will result in such stockholder holding no shares after the offering.

(17)	Includes 209,687 shares of stock and 1,134,280 shares of stock issuable upon exercise of vested options.

(18)	Mr. Teesdale’s address is 9751 N. Horizon Vista Place, Oro Valley, AZ 85704.

(19)	Includes 124,521 shares of stock issuable upon exercise of vested options.

(20)	Includes 100,208 shares of stock issuable upon exercise of vested options.

(21)	Includes 145,771 shares of stock issuable upon exercise of vested options.

(22)	Includes 31,250 shares of stock issuable upon exercise of vested options.

(23)	See Note 4 above. Mr. Grady is a Managing Director of The Carlyle Group and may be deemed an affiliate of TCG Holdings, L.L.C. as a result of that position. Mr. Grady expressly disclaims beneficial ownership of the shares held by investment funds associated with or designated by The Carlyle Group.

(24)	Includes 3,010 shares held in the name of Sierra Ventures Associates VIII, LLC, as nominee for Dr. Yu and 1,397 shares held in the name of Sierra Ventures Associates VII, LLC, as nominee for Dr. Yu.

(25)	Includes 325,050 shares of stock issuable upon conversion of outstanding convertible notes and 1,720,821 shares of stock issuable upon exercise of warrants or vested options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Party Transactions

We intend to adopt a code of business conduct and ethics, or Code of Conduct, prior to the offering pursuant to which our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent committee of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related party transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

The following is a summary of transactions since January 1, 2004 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled “Compensation Discussion and Analysis.” All of the transactions described below were entered into prior to the adoption of our Code of Conduct and were approved by our board of directors.

Sales of Securities

On June 14, 2004, we issued and sold an aggregate of 15.0 million shares of our Series D preferred stock at a per share price of $1.00 for aggregate consideration of $15.0 million. In February 2007, we issued and sold an aggregate of $7.5 million of convertible notes to some of our existing investors, which are convertible into 1,249,993 shares of common stock upon the closing of the offering. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

	Series D
	Preferred	Convertible
Purchasers	Stock (Shares)(1)	Notes ($)

5% Stockholders
Sierra Ventures	1,577,008	$1,353,711
TCG Holdings, L.L.C.	9,119,513	1,950,303
Harris Corporation	1,503,916	1,544,442
Advantage Capital	684,455	702,899
HT 1999 Direct Investments LLC	526,852	504,209

(1)	Each share of our Series D Preferred Stock is convertable into 0.25 shares of our common stock.

Amended and Restated Registration Rights Agreement

We have entered into a registration rights agreement with the purchasers of our outstanding preferred stock and warrants to purchase our preferred stock, including entities with which certain of our directors are affiliated. As of May 31, 2007 the holders of 18,143,255 shares of our common stock, including the shares of common stock issuable upon the automatic conversion of our preferred stock, warrants to purchase up to 1,967,716 shares of our common stock and 1,249,993 shares of our common stock issuable upon conversion of our convertible notes are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock – Registration Rights.”

Voting Agreement

The election of the members of our board of directors is governed by a voting agreement that we entered into with certain holders of our common stock and holders of our preferred stock and related provisions of our amended and restated certificate of incorporation. The holders of a majority of our Series A and Series B preferred stock have designated Gustav H. Koven, III and R. Kent Buchanan for election to our board of directors. The holders of a majority of our Series C preferred stock have designated Yunbei “Ben” Yu for election to our board of directors. The holders of a majority of our Series D preferred stock have designated Robert E. Grady for election to our board of directors. The holders of a majority of our common stock and preferred stock, voting together as a single class, have designated Matthew P. Crugnale for election to our board of directors. Upon the closing of this offering, the voting agreement will terminate in its entirety. Other than with respect to the board’s obligation to use its best efforts to nominate Mr. Moody to our board as described in “Compensation Discussion and Analysis –  Employment Arrangements with Named Executive Officers, ” none of our stockholders will have any special rights regarding the election or designation of members of our board of directors upon the closing of the offering.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see “Compensation Discussion and Analysis – Employment Arrangements with Named Executive Officers.”

Severance and Change of Control Arrangements

Some of our executive officers are entitled to certain severance and change of control benefits. For information regarding these arrangements, see “Compensation Discussion and Analysis – Change of Control Arrangements.”

Stock Options Granted to Executive Officers and Directors

We have granted stock options to our executive officers and directors. For more information regarding these stock options, see “Compensation Discussion and Analysis.”

Director and Officer Indemnification

Prior to the closing of the offering, we will enter into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. In addition, our certificate of incorporation to be in effect upon the completion of this offering contains provisions limiting the liability of our directors and our bylaws contain provisions requiring us to indemnify our officers and directors. See “Description of Capital Stock – Limitation of Liability.”

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.

The following is a summary of the material terms of our common stock and preferred stock, giving effect to the amendments to the certificate of incorporation to be filed upon completion of the offering. Please see our amended and restated certificate of incorporation, filed as an exhibit to the registration statement of which this prospectus is a part, for more detailed information.

Common Stock

As of May 31, 2007, there were 20,375,148 shares of our common stock outstanding, including 981,900 currently outstanding shares of common stock, and reflecting the automatic conversion of all outstanding shares of our convertible preferred stock into 18,143,255 shares of common stock and all our outstanding convertible notes into 1,249,993 shares of common stock immediately prior to completion of this offering, held of record by 84 stockholders. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Upon the completion of this offering, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any preferred stock that we may issue from time to time, holders of common stock are entitled to receive ratably any dividend declared by our board of directors. In the event of a liquidation, dissolution or winding up of the company, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding after the completion of this offering will be, fully paid and non-assessable.

Preferred Stock

As of May 31, 2007, there were an aggregate of 72,573,062 shares of our convertible preferred stock outstanding, which will be converted into 18,143,255 shares of our common stock upon completion of this offering. Upon completion of this offering, all shares of our convertible preferred stock will be automatically converted and no shares of preferred stock will be designated or outstanding, and our board will be authorized, without action by the stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more series. In addition, our board of directors may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock. At present, we have no plans to issue any shares of preferred stock.

Warrants

As of May 31, 2007, warrants to purchase an aggregate of 7,870,940 shares of our preferred stock were outstanding, exercisable for 1,967,716 shares of our common stock upon completion of this offering. Of these (after giving effect to this offering), 2,500 are classified as Series A Warrants, 79,715 as Series B Warrants and 1,885,501 as Series C Warrants, with exercise prices ranging from $2.00 per share to $9.00 per share, all of which were issued to accredited investors in private financing transactions. Of these warrants, 1,885,501 will expire in 2007, 2,500 in 2009 and 79,715 in 2010.

Registration Rights

We have entered into agreements with holders of our preferred stock and our currently issued convertible promissory notes that give certain registration rights to such holders. These rights are described below. Following the conversion of our preferred stock into 18,143,255 shares of our common stock and the conversion of our outstanding convertible debt into 1,249,993 shares upon the completion of this offering, there will be 19,393,248 shares of our common stock subject to such registration rights. If all of our warrants are exercised, an additional 1,967,716 shares of our common stock could be subject to such registration rights.

Piggyback Registration Rights.  If we propose to register any securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the holders of registration rights are entitled to notice of the registration and are entitled to include their shares of common stock in the registration. We are required to use our commercially reasonable best efforts to effect the registrations, subject to conditions and limitations, including the right of the underwriters in an offering to limit the number of shares included in the registration.

Demand Registration Rights.  At any time more than 180 days after the effective date of this offering, subject to exceptions, holders of registration rights have a right to demand that we file a registration statement covering the offer and sale of our common stock held by them and their affiliates. If we are eligible to file a registration statement on Form S-3, parties to two of these agreements have the right to demand that we file a registration statement on Form S-3 so long as the aggregate value of securities to be sold under the registration statement exceeds $500,000. We have the ability to delay the filing of a registration statement under specified conditions, such as for a period of time following the effective date of a prior registration statement or if we are in possession of material nonpublic information that it would not be in our best interests to disclose. We are not obligated by any of the registration rights agreements to file a registration statement on Form S-1 on more than two occasions. This offering will not count toward this limit.

Expenses of Registration.  We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration.

Indemnification.  The registration rights agreements contain customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Anti-Takeover Provisions

Delaware Law

We will be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder,” unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and

•	the affiliates and associates of any such person.

Certificate of Incorporation and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors, the ability of stockholders to take action and the indemnification of our directors;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	our board of directors will be authorized to issue preferred stock without stockholder approval;

•	we will indemnify officers and directors against losses that may incur in connection with investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control.

Limitation of Liability

As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

•	for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Our certificate of incorporation and bylaws also provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. The indemnification provided under our certificate of incorporation and bylaws includes the right to be paid expenses in advance of any proceeding for which indemnification may be payable, provided that the payment of these expenses incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to us of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified.

Under our bylaws, we have the power to purchase and maintain insurance to the extent reasonably available on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against the person or incurred by the person in any of these capacities, or arising out of the persons fulfilling one of these capacities, and related expenses, whether or not we would have the power to indemnify the person against the claim under the provisions of the Delaware General Corporation Law. We intend to maintain director and officer liability insurance on behalf of our directors and officers.

Nasdaq Global Market Listing

We have applied to have our common stock quoted on the Nasdaq Global Market under the symbol AUTH.

Stock Transfer Agent

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company located at 17 Battery Place, New York, NY 10004.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares of common stock to the public or the availability of shares for sale to the public will have on the market price of the common stock prevailing from time to time. Nevertheless, if a significant number of shares of common stock are sold in the public market, or if people believe that such sales may occur, the prevailing market price of our common stock could decline and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of this offering, we will have outstanding 26,000,148 shares of common stock, assuming no exercise of outstanding options. Of these shares, the 5,625,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates”, as that term is defined in Rule 144 under the Securities Act.

The remaining 20,375,148 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act and are “restricted securities” as defined in Rule 144. Of these shares, a total of 17,543,909 shares are subject to lock-up agreements with the underwriters in this offering that provide that the holders of those shares may not dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock and an additional 2,713,193 shares are subject to lock-up agreements with us that provide that the holders of these shares may not dispose of any common stock for a period of 180 days after the date of this prospectus. The restrictions imposed by the lock-up agreements with the underwriters will be in effect for a period of at least 180 days after the date of this prospectus, subject to extension under certain circumstances for an additional period of up to 18 days, as described under “— Lock-up Agreements” below. At any time and without notice, Lehman Brothers Inc. may, in their sole discretion, release some or all of the securities from these lock-up agreements. Subject to the lock-up agreements described below and the provisions of Rule 144 and 144(k) under the Securities Act and assuming that the underwriters do not exercise their overallotment option, additional shares will be available for sale in the public market as follows:

Number of Shares Eligible for Future Sale	Date

7,766,497	Immediately after the date of this prospectus
207,936	After 90 days from the date of this prospectus
16,315,837	After 180 days from the date of this prospectus

Rule 144

In general, under Rule 144, a person (or persons whose shares are required to be aggregated) who has beneficially owned restricted shares for at least one year will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then-outstanding shares of common stock (approximately shares immediately after this offering); or

•	the average weekly trading volume on the Nasdaq Global Market during the four calendar weeks before the date on which the seller files a notice of the proposed sale with the SEC.

Sales under Rule 144 must also comply with manner-of-sale provisions and notice requirements and current information about us must be publicly available. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the one-year holding period requirement) in order to sell shares which are not restricted securities (such as shares of common stock acquired by affiliates either in this offering or through purchases in the open market following this offering).

Rule 144(k)

Under Rule 144(k), a person who has not been an “affiliate” of ours at any time during the three months before a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an “affiliate” from whom the holder acquired the shares for value, is entitled to sell those shares without complying with the manner of sale, notice filing, volume limitation or public information requirements of Rule 144. Therefore, unless otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

Rule 701

Certain of our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provision of Rule 701 under the Securities Act. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice requirements of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

Registration of Shares in Connection with Compensatory Benefit Plans

We are unable to estimate the number of shares that will be sold under Rules 144, 144(k) or 701 because that number will depend on the market price for the common stock, the personal circumstances of the sellers and other factors. After the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering, among other things, shares of common stock covered by outstanding options under our stock plans. Based on the number of shares covered by outstanding options as of April 30, 2007 and currently reserved for issuance under our stock plans, the registration statement would cover approximately 4.7 million shares. The registration statement will become effective upon filing. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market immediately, after complying with Rule 144 volume limitations applicable to affiliates, with applicable lock-up agreements and with the vesting requirements and restrictions on transfer affecting any shares that are subject to restricted stock awards.

Lock-up Agreements

We have agreed that we will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or enter into any transaction, swap, hedge or other arrangement relating to any shares of our common stock, without the prior written consent of Lehman Brothers Inc. for a period of 180 days after the date of this offering, subject to extension in certain cases.

Our officers and directors and certain of our stockholders have agreed that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, enter into any transaction, any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or file with the SEC a registration statement under the Securities Act relating to any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or enter into any transaction, swap, hedge or other arrangement relating to any shares of our common stock, without the prior written consent of Lehman Brothers Inc. for a period of 180 days after the date of this offering, subject to extension in certain cases. Lehman Brothers Inc. may, in its sole discretion at any time without notice, release all or any portion of the shares of the common stock subject to these lock-up agreements.

Registration Rights

After the completion of this offering, holders of 19,393,248 shares of common stock and 1,967,716 shares issuable upon exercise of outstanding warrants will be entitled to specific rights to register those shares for sale in the public market. See “Description of Capital Stock — Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement relating to such shares.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX
CONSEQUENCES TO NON-U.S. HOLDERS

The following summary describes certain material U.S. federal income tax consequences of the ownership and disposition of common stock by a Non-U.S. Holder (as defined below) holding shares of our common stock as capital assets (i.e., generally for investment) as of the date of this prospectus. This discussion does not address all aspects of U.S. federal income taxation and does not deal with estate, gift, foreign, state and local tax consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Special U.S. tax rules may apply to certain Non-U.S. Holders, such as “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities, holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction, and certain former citizens or long-term residents of the United States that are subject to special treatment under the Code. Such entities and persons should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury regulations promulgated thereunder, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified with or without retroactive effect so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership or other pass-through entity holds our common stock, the tax treatment of a partner in the partnership or an owner of the entity generally will depend on the status of the partner or owner and the activities of the partnership or entity. Persons who are partners in partnerships or owners of pass-through entities holding our common stock should consult their own tax advisors.

The authorities on which this summary is based are subject to various interpretations, and any views expressed within this summary are not binding on the Internal Revenue Service (which we also refer to as the IRS) or the courts. No assurance can be given that the IRS or the courts will agree with the tax consequences described in this prospectus.

As used herein, a “Non-U.S. Holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) which is subject to primary supervision by a court situated within the United States and as to which one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences, as well as other U.S. federal, state, and local income and estate tax consequences, and non-U.S. tax consequences, to them of acquiring, owning, and disposing of our common stock.

Dividends

If we make distributions on our common stock, such distributions paid to a Non-U.S. Holder generally will constitute dividends for U.S. federal income tax purposes to the extent such distributions are paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain. See “— Gain on Disposition of Common Stock” for additional information.

Dividends paid to a Non-U.S. Holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate for dividends generally will be required to complete IRS Form W-8BEN (or other applicable form) and certify, under penalty of perjury, that such holder is not a U.S. person and is eligible for the benefits with respect to dividends allowed by such treaty. Special certification requirements apply to certain Non-U.S. Holders that are “pass-through” entities for U.S. federal income tax purposes. A Non-U.S. Holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld from the IRS by timely filing an appropriate claim for refund with the IRS.

This U.S. withholding tax generally will not apply to dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States, and, if a treaty applies, attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder. Dividends effectively connected with the conduct of a trade or business, as well as those attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder under an applicable treaty, are subject to U.S. federal income tax generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Certain IRS certification and disclosure requirements must be complied with in order for effectively connected dividends to be exempt from withholding. Any such effectively connected dividends received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or any withholding thereof) with respect to gain recognized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days during the taxable year of disposition and meets certain other requirements; or

•	we are or have been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code, also referred to as a USRPHC, for United States federal income tax purposes at any time within the five-year period preceding the disposition (or, if shorter, the Non-U.S. Holder’s holding period for the common stock).

Gain recognized on the sale or other disposition of common stock and effectively connected with a U.S. trade or business, or attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder under an applicable treaty, is subject to U.S. federal income tax on a net income basis generally in the same manner as if the Non-U.S. Holder were a U.S. person, as defined under the Code. Any such effectively connected gain from the sale or disposition of common stock received by a Non-U.S. Holder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

An individual Non-U.S. Holder who is present in the United States for 183 or more days during the taxable year of disposition generally will be subject to a 30% tax imposed on the gain derived from the sale or disposition of our common stock, which may be offset by U.S. source capital losses realized in the same taxable year.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interest and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements and associated personal property.

We believe that we currently are not a USRPHC. In addition, based on these financial statements and current expectations regarding the value and nature of our assets and other relevant data, we do not anticipate becoming a USRPHC.

If we become a USRPHC, a Non-U.S. Holder nevertheless will not be subject to United States federal income tax if our common stock is regularly traded on an established securities market, within the meaning of applicable Treasury regulations, and the Non-U.S. Holder holds no more than five percent of our outstanding common stock, directly or indirectly, during the applicable testing period. Our common stock has been approved for quotation on the Nasdaq Global Market and we expect that our common stock may be regularly traded on an established securities market in the United States so long as it is so quoted.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons (currently at a rate of 28%) of the gross amount. Dividends paid to a Non-U.S. Holder generally will not be subject to backup withholding if proper certification of foreign status (usually on an IRS Form W-8BEN) is provided, and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person, or the holder is a corporation or one of several types of entities and organizations that qualify for exemption.

Any amounts withheld under the backup withholding rules generally may be allowed as a refund from the IRS or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

UNDERWRITING

Lehman Brothers Inc. is acting as sole book-running manager and as the representative of the underwriters. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares

Lehman Brothers Inc.
Bear, Stearns & Co. Inc.
Cowen and Company, LLC
Raymond James & Associates, Inc.
Montgomery & Co., LLC

Total	7,500,000

The underwriting agreement provides that the underwriters’ obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material adverse change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Lehman Brothers Inc. has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per share. After the offering, Lehman Brothers Inc. may change the offering price and other selling terms.

The expenses of the offering that are payable by us and the selling stockholders are estimated to be $1.7 million (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commission.

Option to Purchase Additional Shares

Certain of the selling stockholders have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 1,125,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 7,500,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting” section.

Lock-Up Agreements

We and holders of more than 67.5% of our outstanding stock immediately after this offering, including the selling stockholders and all of our directors and executive officers, have agreed that, without the prior written consent of Lehman Brothers Inc., we and they will not, subject to some exceptions, directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities that may be converted into or exchanged for any common stock, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities or publicly disclose the intention to do any of the foregoing for a period of 180 days from the date of this prospectus, other than permitted transfers.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Lehman Brothers Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. The lock-up agreement of one of our stockholders provides that any waiver or termination of the restrictions provided for in any lock-up agreements must apply to all stockholders subject to the lock-up agreements pro rata based on the number of shares of common stock subject to the lock-up agreements.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representative will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 375,000 shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

Stabilization, Short Positions and Penalty Bids

Underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permits Lehman Brothers Inc. to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The Nasdaq National Market

Application has been made for quotation of our common stock on The Nasdaq Global Market under the symbol AUTH.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus outside of the United States, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

France

Neither this prospectus nor any other offering material relating to the common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common stock has been or will be

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the common stock to the public in France.

Such offers, sales and distributions will be made in France only

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS

The validity of the common stock offered will be passed upon for us by DLA Piper US LLP, New York, New York. Selected legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Following the completion of the offering, a venture fund affiliated with DLA Piper will hold 13,061 shares of our common stock and warrants to purchase 1,597 shares of our common stock.

EXPERTS

The consolidated financial statements as of December 31, 2005 and December 29, 2006, and for each of the three years in the period ended December 29, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Since June 2006, we have made periodic determinations of the fair value of our common stock as described in this prospectus. To assist us in those determinations, we retained PCE Valuations, LLC, an independent valuation firm, to periodically perform a valuation analysis of our preferred stock warrants and our common stock. Our board of directors considered these analyses in determining the fair value of our common stock. The responsibility for determining the fair value of our common stock rests solely with our management and board of directors.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 with respect to the shares of common stock that we and the selling stockholders are offering by this prospectus. In addition, upon completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SECs Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains the registration statement. The address of the SEC’s website is www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we intend to file reports, proxy statements and other information with the SEC.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

AUTHENTEC, INC. AND SUBSIDIARIES

Report of Independent Registered Certified Public Accounting Firm

The Board of Directors and Stockholders of
AuthenTec, Inc.

The stock split described in Note 12 to the consolidated financial statements has not been consummated at June 20, 2007. When it has been consummated, we will be in a position to furnish the following report:

“In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of AuthenTec, Inc. and its subsidiaries (the Company) at December 31, 2005 and December 29, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under item 16(b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the accompanying consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for freestanding warrants on preferred shares that are redeemable in 2005 and the manner in which it accounts for stock-based compensation in 2006.”

/s/  PricewaterhouseCoopers LLP

Tampa, Florida
March 16, 2007

AuthenTec, Inc. and Subsidiaries

Consolidated Balance Sheets
(In thousands)

				Pro Forma
				as of
	December 31,	December 29,	March 30,	March 30,
	2005	2006	2007	2007
			(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$690	$6,076	$10,117

Short-term investments	9,454	—	2,828
Accounts receivable, net of allowances of $120, $75, and $94, respectively	4,542	3,697	4,441
Prepaid expenses	28	220	910
Inventory	3,956	4,499	5,097

Total current assets	18,670	14,492	23,393
Property and equipment, net	1,051	1,435	2,138

Total assets	$19,721	$15,927	$25,531

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$2,014	$2,255	$3,999
Accrued compensation and benefits	567	1,169	996
Preferred stock warrants liability	—	—	10,955	$—
Accrued litigation expenses	—	1,905	2,705
Other accrued liabilities	2,444	1,882	4,513
Deferred revenue	713	1,151	851

Total current liabilities	5,738	8,362	24,019
Preferred stock warrants liability	5,402	7,597	395	—
Long-term accrued litigation expenses	—	898	—
Senior secured convertible notes	—	—	7,500	—

Total liabilities	11,140	16,857	31,914

Commitments and contingencies
Series A voting mandatorily redeemable convertible preferred stock, $.01 par value, 13,510 authorized; 13,500, 13,500, 13,500 and none issued and outstanding; December 31, 2005, December 29, 2006 and March 30, 2007 stated at liquidation value	13,461	13,461	13,461	—

Series B voting mandatorily redeemable convertible preferred stock, $.01 par value, 9,325 authorized; 9,006, 9,006, 9,006 and none issued and outstanding; liquidation preference of $20,263 at December 31, 2005, December 29, 2006, and March 30, 2007	20,227	20,227	20,227	—

Series C voting mandatorily redeemable convertible preferred stock, $.01 par value, 38,109 authorized; 29,929, 29,929, 29,929 and none issued and outstanding; liquidation preference of $30,000 at December 31, 2005, December 29, 2006, and March 30, 2007	13,986	13,986	13,986	—

Series D voting mandatorily redeemable convertible preferred stock, $.01 par value, 15,000 shares authorized; 15,000, 15,000, 15,000 and none issued and outstanding; liquidation preference of $15,000 at December 31, 2005, December 29, 2006, and March 30, 2007	14,935	14,935	14,935	—

Stockholders’ equity (deficit)
Junior convertible preferred stock, $.01 par value, 1,125 authorized; 1,125, 1,125, 1,125 and none issued and outstanding	45	45	45	—
Common stock, $.01 par value; authorized 100,000 shares; issued and outstanding, 477, 744, 790, and 20,024 shares, respectively	5	7	8	200
Additional paid-in capital	1,213	1,482	1,683	82,995
Accumulated deficit	(55,291)	(65,073)	(70,728)	(70,728)

Total stockholders’ equity (deficit)	$(54,028)	$(63,539)	$(68,992)	$12,467

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit)	$19,721	$15,927	$25,531

The accompanying notes are an integral part of these consolidated financial statements.

AuthenTec, Inc. and Subsidiaries

Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended			Three Months Ended
	December 31,		December 29,	March 31,	March 30,
	2004	2005	2006	2006	2007
				(Unaudited)

Revenue	$13,835	$19,243	$33,174	$7,386	$9,295
Cost of revenue	7,424	11,314	19,264	4,169	5,015

Gross profit	6,411	7,929	13,910	3,217	4,280

Operating Expenses:
Research and development	6,002	7,355	9,631	2,279	2,774
Selling and marketing	3,986	5,432	7,067	1,684	1,985
General and administrative	1,270	1,284	5,084	321	1,467

Total operating expenses	11,258	14,071	21,782	4,284	6,226

Loss from operations	(4,847)	(6,142)	(7,872)	(1,067)	(1,946)
Other income (expense):
Warrant expense	—	(933)	(2,195)	(284)	(3,753)
Interest expense	(11)	—	—	—	(26)
Interest income	214	449	285	98	70

Total other income (expense), net	203	(484)	(1,910)	(186)	(3,709)
Loss before income tax expense and cumulative effect of change in accounting principle	(4,644)	(6,626)	(9,782)	(1,253)	(5,655)

Income tax expense	—	—	—	—	—
Loss before cumulative effect of change in accounting principle	(4,644)	(6,626)	(9,782)	(1,253)	(5,655)

Cumulative effect of change in accounting principle	—	(4,469)	—	—	—

Net loss	$(4,644)	$(11,095)	$(9,782)	$(1,253)	$(5,655)

Net loss per common share, basic and diluted	$(24.65)	$(36.59)	$(15.18)	$(2.41)	$(7.30)
Shares used in computing basic and diluted net loss per common share	188	303	644	521	774
Pro-forma net loss per common share, basic and diluted (unaudited)			$(0.49)		$(0.28)
Shares used in computing basic and diluted pro-forma net loss per common share (unaudited)			19,878		20,008

The accompanying notes are an integral part of these consolidated financial statements.

AuthenTec, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity (Deficit)
(In thousands)

	Junior Convertible
	Preferred Stock		Common Stock		Additional
	Number	Par	Number	Par	Paid-In	Accumulated
	of Shares	Value	of Shares	Value	Capital	Deficit	Total

Balance, December 31, 2003	4,500	$45	107	$1	$1,014	$(39,552)	$(38,492)
Exercise of stock options	—	—	108	1	51	—	52
Direct stock grants to employees	—	—	13	—	8	—	8
Net loss	—	—	—	—	—	(4,644)	(4,644)

Balance, December 31, 2004	4,500	45	228	2	1,073	(44,196)	(43,076)
Exercise of stock options	—	—	250	3	140	—	143
Net loss	—	—	—	—	—	(11,095)	(11,095)

Balance, December 31, 2005	4,500	45	478	5	1,213	(55,291)	(54,028)
Exercise of stock options	—	—	266	2	174	—	176
Stock-based compensation	—	—	—	—	95	—	95
Net loss	—	—	—	—	—	(9,782)	(9,782)

Balance, December 29, 2006	4,500	45	744	7	1,482	(65,073)	(63,539)
Exercise of stock options (Unaudited)	—	—	46	1	26	—	27
Stock-based compensation (Unaudited)	—	—	—	—	175	—	175
Net loss (Unaudited)	—	—	—	—	—	(5,655)	(5,655)

Balance, March 30, 2007 (Unaudited)	4,500	$45	790	$8	$1,683	$(70,728)	$(68,992)

The accompanying notes are an integral part of these consolidated financial statements.

AuthenTec, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended			Three Months Ended
	December 31,		December 29,	March 31,	March 30,
	2004	2005	2006	2006	2007
				(Unaudited)

Cash flows from operating activities
Net loss	$(4,644)	$(11,095)	$(9,782)	$(1,253)	$(5,655)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	320	379	468	105	168
Provision for (reversal of) bad debt expense	107	(74)	(45)	(45)	19
Increase/(decrease) in inventory provision	59	(139)	343	(15)	90
Stock-based compensation expense	—	—	95	1	175
Warrant expense	—	5,402	2,195	284	3,753
Interest earned on short-term investments	(214)	(449)	—	—	(28)
Decrease (increase) in current assets:
Accounts receivable	1,169	(2,810)	890	453	(764)
Inventory	21	(2,084)	(886)	(699)	(687)
Prepaid expenses	9	(7)	(192)	(147)	(33)
Increase (decrease) in liabilities:
Accounts payable	(885)	677	241	409	1,725
Accrued litigation expenses	—	—	2,803	—	(97)
Accrued compensation and benefits and other accrued liabilities	(1,041)	1,810	40	724	2,014
Deferred revenue	(582)	528	438	517	(300)

Net cash provided by (used in) operating activities	(5,681)	(7,862)	(3,392)	334	380

Cash flows from investing activities
Purchase of property and equipment	(433)	(634)	(852)	(102)	(870)
Redemption (purchase) of short-term investments	(9,051)	8,300	9,454	1,401	(2,800)

Net cash provided by (used in) investing activities	(9,484)	7,666	8,602	1,299	(3,670)

Cash flows from financing activities
Proceeds from exercise of stock options	52	143	176	120	27
Proceeds from direct stock grants to employees	8	—	—	—	—
Proceeds from the issuance of senior secured convertible notes	—	—	—	—	7,500
Deferred offering costs	—	—	—	—	(196)
Proceeds from the sale of mandatorily redeemable convertible preferred stock, net of issuance costs of $64	14,935	—	—	—	—

Net cash provided by financing activities	14,995	143	176	120	7,331

Net increase (decrease) in cash and cash equivalents	(170)	(53)	5,386	1,753	4,041
Cash and cash equivalents, beginning of year	913	743	690	690	6,076

Cash and cash equivalents, end of year	$743	$690	$6,076	$2,443	$10,117

Supplemental disclosure of cash flow information
Cash paid for interest	$17	$—	$—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

AuthenTec, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Information with respect to the three months ended
March 31, 2006 and March 30, 2007 is unaudited)

1.	Description of Business and Summary of Significant Accounting Policies

Organization

AuthenTec, Inc., a Delaware corporation was incorporated in 1998 for the purpose of developing and commercializing certain Harris Corporation technology. In 1998, we entered into an Assignment and Assumption Agreement with HVFM-V, L.P. (“HVFM”), a venture capital affiliate of Harris Corporation, for the rights, title and interests under a Technology Transfer Agreement between HVFM and Harris Corporation.

Nature of Business

We are a leading mixed-signal semiconductor company providing fingerprint authentication sensors and solutions to the high-volume PC, wireless device and access control markets. Our products are based on our patented TruePrint technology which uses radio-frequency signals to detect fingerprint patterns from the live, highly-conductive layer of skin that lies just beneath the skin’s dry outer surface layer. We primarily sell our products to original equipment manufacturers, or OEMs, original design manufacturers, or ODMs or contract manufacturers. We operate a fabless manufacturing model, whereby manufacturing requirements are outsourced to third parties.

Principles of Consolidation

The consolidated financial statements include accounts of AuthenTec, Inc. and our wholly owned subsidiaries: AuthenTec K.K. and AuthenTec (Shanghai) Co., Ltd. All significant intercompany accounts and transactions have been eliminated.

Beginning with 2006, we adopted a fiscal year ending on the Friday closest to December 31. In prior years, we operated on a fiscal year ending on December 31. The change was made to simplify reporting and to provide for improved comparability between reporting periods. Fiscal year 2006 began January 1, 2006 and ended December 29, 2006. Fiscal year 2007 will contain 52 weeks and will end on December 28, 2007.

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of March 30, 2007, the consolidated statements of operations and cash flows for the three months ended March 31, 2006 and March 30, 2007, and the consolidated statement of stockholders’ equity (deficit) for the three months ended March 30, 2007 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of our management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair statement of our financial position as of March 30, 2007 and the results of operations, cash flows and stockholders’ equity (deficit) for the three months ended March 31, 2006 and March 30, 2007. The results for the three months ended March 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 28, 2007 or for any other period.

Liquidity

We incurred net losses of approximately $4,644,000, $11,095,000, $9,782,000, and $5,655,000 for the years ended December 31, 2004, December 31, 2005 and December 29, 2006, and three months ended March 30, 2007 (unaudited), respectively, and as of March 30, 2007 (unaudited) had an accumulated deficit of approximately $70,728,000. We had deficit cash flows from operations of approximately $5,681,000, $7,862,000, $3,392,000 for 2004, 2005 and 2006, respectively. We generated cash flows from operating activities of approximately $380,000 for the three months ended March 30, 2007 (unaudited).

As disclosed in Note 11, on February 28, 2007, we received additional cash proceeds from the issuance of $7,500,000 of 4.0% Convertible Senior Secured Notes due December 31, 2010. Our plans contemplate that cash on hand, cash from the February 28, 2007 financing, and cash generated from operations will be sufficient to meet our

AuthenTec, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

current obligations. If such available sources of cash are not sufficient, we believe that we can undertake certain actions, such as raising additional cash from sales of preferred stock and reducing certain expenses so that we can continue to meet our obligations. There can be no assurance that our efforts in this regard will be successful.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition

We recognize revenue from product sales to customers when products are shipped, the title and risk of loss has passed to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. Our sales to certain distributors are made under agreements allowing for limited returns or credits under certain circumstances and we defer recognition of revenue on sales to these distributors until the products are resold by the distributor to the end-user. We assess the ability to collect from our customers based on a number of factors, including credit worthiness and any past transaction history of the customer. If the customer is not deemed credit worthy, we defer all revenue from the arrangement until payment is received and other revenue recognition criteria have been met.

Product Warranty

We offer a one-year product replacement warranty. We accrue for estimated returns of defective products based on historical activity for the prior twelve months at the time revenue is recognized as well as any specific known product issues. The determination of these accruals requires us to make estimates of the frequency and extent of warranty activity and estimated future costs to replace the products under warranty. If the actual warranty activity and/or repair and replacement costs differ significantly from these estimates, adjustments to recognize additional cost of revenue may be required in future periods. The following table presents a reconciliation of our product warranty liability, which is included in other accrued liabilities in the consolidated balance sheets:

	Fiscal Year Ended		Three Months Ended
	December 31,	December 29,	March 30,
	2005	2006	2007
			(Unaudited)
	(In thousands)

Balance — beginning of period	$375	$305	$181
Accruals for sales in the period	69	86	(29)
Costs incurred	(139)	(210)	(5)

Balance — end of period	$305	$181	$147

Cash, Cash Equivalents and Short-Term Investments

We consider all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Investments represent money markets, equity investments and fixed income instruments and are stated at amortized cost plus accrued interest. Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities, we have classified our investments as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

Inventory

Inventory, consisting principally of outsourced semiconductor chips and finished goods, is valued at the lower of cost or market. Cost is determined by standard costs which approximate the first-in, first-out method. We evaluate inventory for excess and obsolescence and write down units that are unlikely to be sold based upon a twelve months’

AuthenTec, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

demand forecast. This evaluation takes into account various matters, which might include expected demand, product obsolescence and other factors. If actual future demand for our products is less than currently forecasted, additional inventory adjustments may be required. Once a reserve is established, it is maintained until the product to which it relates is sold or scrapped. If a unit that has been written down or off is subsequently sold, the cost associated with the revenue from this unit is reduced to the extent of the write down, resulting in an increase in gross profit.

Concentration of Credit Risk and Significant Customers and Suppliers

Financial instruments that potentially subject us to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. The majority of cash and cash equivalents are deposited with two credit worthy financial institutions. We have not experienced any losses on deposits of cash and cash equivalents. We believe that the financial institutions are reputable and, accordingly, minimal credit risk exists. However, at times we have cash balances in these banks in excess of FDIC insurance limits.

We currently sell our products to a limited number of customers and maintain reserves for potential credit losses related to accounts receivable arising from sales of our products. We also perform credit evaluations of our customers and provide credit to certain customers in the normal course of business.

The following table illustrates the concentration of customer accounts receivable as a percent of total accounts receivable:

	As of
	December 31,	December 31,	December 29,	March 30,
	2004	2005	2006	2007
				(Unaudited)

Fujitsu Ltd.	63.2%	48.0%	28.9%	28.2%
Compal Electronics, Inc.	*	*	27.2	23.6
Inventec Corporation	*	*	19.9	14.1
Bioscrypt Inc.	*	*	11.0	14.5

*	Less than 10%

A change in or loss of one or more of our customers could adversely effect results of operations. The following table illustrates the concentration of customer revenue as a percent of total revenue:

	Fiscal Year Ended			Three Months Ended
	December 31,	December 31,	December 29,	March 30,
	2004	2005	2006	2007
				(Unaudited)

Fujitsu Ltd	45.6%	35.8%	32.2%	24.6%
Compal Electronics, Inc.	*	*	18.5	20.4
Inventec Corporation	*	*	13.7	15.4
Richpower Electronic Device Co.	*	*	*	13.9

*	Less than 10%

For the years ended December 31, 2004, December 31, 2005, December 29, 2006 and the three months ended March 30, 2007 (unaudited), sales to international customers accounted for 80.8%, 88.1%, 91.9% and 97.2% of revenue, respectively.

We depend upon a limited number of subcontractors for our production requirements. The failure of any of our subcontractors to fulfill our production requirements on a timely basis would adversely impact future results. Although there are other subcontractors that are capable of providing similar services, an unexpected change in our subcontractors could cause delays in our ability to meet our customer’s demands, resulting in loss of revenue.

AuthenTec, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. The cost of additions and improvements are capitalized, while maintenance and repairs are charged to expense when incurred. Depreciation is provided on the straight-line method over the shorter of the lease term or the estimated useful lives of the related assets (three to seven years).

Research and Development

Development costs incurred in the research and development of products are expensed as incurred.

Advertising Expense

We expense advertising costs as incurred. Advertising expense was approximately $51,000 and $166,000 for the years ended December 31, 2005 and December 29, 2006, respectively. Advertising expense during the year ended December 31, 2004 was immaterial.

Long-Lived Assets

SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires us to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the discounted cash flows. No impairment losses were recognized by us in 2004, 2005 and 2006.

Litigation Related Expenses

We accrue all litigation related legal expenses if these costs are probable and estimable, regardless of whether a liability can be estimated for the loss contingency, itself. In December 29, 2006, we accrued the estimated future costs of the legal fees of $2,781,000 associated with defending the patent infringement lawsuit filed against us in March 2006 (Note 4). As of March 30, 2007 (unaudited), the accrual for estimated future costs of the legal fees was approximately $2,705,000.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options, based on estimated fair values recognized over the requisite service period. We used the prospective transition method, under which, SFAS No. 123(R) is applied to new awards and to awards modified, repurchased, or cancelled after January 1, 2006.

We estimated the fair value of options granted after January 1, 2006 using the Black-Scholes option-pricing valuation model. This valuation model requires us to make assumptions and judgments about the variables used in the calculation. These variables and assumptions include the fair value of our common stock, weighted average period of time that the options granted are expected to be outstanding, the estimated volatility of comparable companies, the risk free interest rate and the estimated rate of forfeitures of unvested stock options. If actual forfeitures differ from our estimates, we will record the difference as an adjustment in the period we revise our estimates. The fair value of our common stock was determined using enterprise values based on a discounted cash flow approach. The enterprise valuation was allocated between our various securities using the option-pricing method. We used the simplified calculation of expected life described in the Securities and Exchange Commission Staff Accounting Bulletin 107 and we estimated our stock’s volatility based on an average of the historical volatilities of the common stock of several entities with characteristics similar to us. The risk-free rate is based on U.S. Treasury securities. We estimated expected forfeitures based on our historical experience.

AuthenTec, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table illustrates the impact of adoption of SFAS No. 123(R):

Fiscal Year Ended
December 29,
2006
(In thousands, except per share data)

Increase in net loss	$(95)
Increase in basic and diluted net loss per common share	$(0.15)

The weighted average fair value of options granted in 2006 was $1.88. The fair value for these grants was calculated using the Black-Scholes option-pricing model in accordance with SFAS No. 123(R). The calculation was based on (1) the fair value of the underlying stock at the grant date, (2) the exercise price, (3) average expected option life of 6.25 years (utilized for all standard vesting agreements), (4) no dividends, (5) risk-free rate ranging between 4.5% and 5.1% (6) estimated volatility rate between 69.9% and 85.3% and (7) estimated forfeiture rate of 10%.

Net Loss Per Share

We calculate net loss per share in accordance with SFAS No. 128, Earnings Per Share. Under SFAS No. 128, basic net loss per common share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the reporting period. Diluted net loss per common share reflects the effects of potentially dilutive securities, which consist of convertible preferred stock, common stock options and warrants.

Basic and diluted net loss per common share were the same for all periods presented as the impact of all potentially dilutive securities outstanding was anti-dilutive. The following table presents the potentially dilutive securities outstanding that were excluded from the computation of diluted net loss per common share for the periods presented because their inclusion would have had an anti-dilutive effect:

	Fiscal Year Ended			Three Months Ended
	December 31,	December 31,	December 29,	March 31,	March 30,
	2004	2005	2006	2006	2007
				(unaudited)
	(In thousands)

Mandatorily redeemable convertible preferred stock	17,984	17,984	17,984	17,984	17,984
Options to purchase common stock	2,580	2,966	3,153	2,819	3,627
Warrants to purchase mandatorily redeemable convertible preferred stock	2,127	2,127	2,127	2,127	2,127

	22,691	23,077	23,264	22,930	23,738

Pro forma basic and diluted net loss per common share have been computed to give effect to the conversion of our convertible preferred stock and senior secured convertible notes (using the if-converted method) into common stock as though the conversion had occurred as of the beginning of 2006.

Unaudited Pro Forma Balance Sheet

On March 13, 2007, our board of directors authorized us to file a Registration Statement with the Securities and Exchange Commission to permit our company to proceed with an initial public offering of our common stock. Upon consummation of this offering, all of our outstanding shares of convertible preferred stock will convert to an equivalent number of shares of our common stock. All warrants to purchase shares of our convertible preferred stock outstanding at the consummation of the offering will be converted into warrants to purchase an equivalent number of shares of common stock and will therefore be reclassified from liabilities to stockholders’ equity (deficit). Additionally, the $7,500,000 of senior secured convertible notes issued on February 28, 2007 will convert into 1,250,000 shares of common stock immediately prior to the consummation of this offering. Unaudited pro forma

AuthenTec, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

stockholders’ equity as of March 30, 2007, as adjusted for these conversions assuming the offering was consummated on March 30, 2007, is disclosed on the accompanying consolidated pro forma balance sheet.

Accounting for Income Taxes

We account for income taxes under the provisions SFAS, No. 109, Accounting for Income Taxes. In applying SFAS No. 109, we are required to estimate our current tax expense together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. Significant management judgment is required to assess the likelihood that our deferred tax assets will be recovered from future taxable income. As of December 29, 2006, our total deferred tax assets were principally comprised of net operating loss carryforwards. As of December 29, 2006, based on the available objective evidence, we believe it is more likely than not that our deferred tax assets will not be realizable in the foreseeable future. We based this belief primarily on the fact that we have incurred cumulative pre-tax losses in all years since inception. Accordingly, we provided a full valuation allowance against our net deferred tax assets as of December 29, 2006. Should sufficient positive, objectively verifiable evidence of the realization of our net deferred tax assets exist at a future date, we would reverse any remaining valuation allowance to the extent supported by estimates of future taxable income at that time.

Cumulative Effect of Change in Accounting Principle

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”). Our warrants to purchase shares of our mandatorily redeemable convertible preferred stock are subject to FSP 150-5 requiring us to classify these warrants as liabilities and revalue them to fair value at the end of each reporting period. We adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of the beginning of the third quarter of 2005. For the year ended December 31, 2005, the impact of the change in accounting principle was to increase net loss by approximately $5,402,000. The impact consisted of approximately $4,469,000 cumulative charge as of July 1, 2005, when we adopted FSP 150-5, reflecting the fair value of the warrants as of the date of adoption, and approximately $933,000 of expense that was recorded in other income (expense), net to reflect the increase in fair value between July 1, 2005 and December 31, 2005.

These warrants will be subject to revaluation at each balance sheet date and any change in fair value will be recognized as a component of other income (expense), net. We will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise of the warrants or the completion of a liquidation event, including the consummation of an initial public offering, at which time the warrant liability will be reclassified to additional paid-in capital.

The impact of the cumulative effect of change in accounting principle on net loss per common share was as follows:

	Fiscal Year Ended
	December 31,	December 31,	December 29,
	2004	2005	2006
	(In thousands, except per share data)

Net loss per common share, basic and diluted:
Loss before cumulative effect of change in accounting principle	$(24.65)	$(21.85)	$(15.18)
Cumulative effect of change in accounting principle	—	(14.74)	—

Net loss per common share, basic and diluted	$(24.65)	$(36.59)	$(15.18)

Denominator for basic and diluted net loss per common share	188	303	644

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective beginning the first quarter in 2008. We are evaluating the impact this statement will have on our financial statements.

AuthenTec, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on the consideration of effects of the prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The SEC staff believes registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB No. 108 is effective for the first annual period ending after November 15, 2006 with early application encouraged. The adoption of this provision did not have any impact on our results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This statement does not effect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. This statement does not establish requirements for recognizing and measuring dividend income, interest income, or interest expense. We are currently reviewing this new standard to determine its effects, if any, on our results of operations or financial position.

2.	Inventory

	As of
	December 31,	December 29,	March 30,
	2005	2006	2007
			(Unaudited)
	(In thousands)

Work-in-process	$2,607	$3,922	$4,055
Finished goods	1,526	1,097	1,652
Valuation allowance	(177)	(520)	(610)

	$3,956	$4,499	$5,097

3.	Property and Equipment

		As of
	Useful Life	December 31,	December 29,	March 30,
	(Years)	2005	2006	2007
				(Unaudited)
		(In thousands)

Production and lab equipment	5 - 7	$1,693	$2,078	$2,638
Computer equipment	3 - 5	620	844	908
Office furniture and fixtures	3	282	333	362
Computer software	3 - 5	90	282	478
Leasehold improvements	3	131	131	153

		2,816	3,668	4,539
Less: Accumulated depreciation		(1,765)	(2,233)	(2,401)

		$1,051	$1,435	$2,138

4.	Commitments

Contractual Commitment

We lease our office space and certain design software under non-cancelable operating lease agreements. Future minimum lease payments under non-cancelable operating leases are approximately $586,000, $549,000, and $31,000

AuthenTec, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

for 2007, 2008, and 2009 respectively. Future minimum license payments under non-cancelable design software agreements are approximately $358,000 and $179,000, for 2007 and 2008, respectively.

Rental expense under the operating leases was approximately $196,000, $360,000 and $473,000 for the years ended December 31, 2004 and 2005, and December 29, 2006, respectively. License expense for the design software was approximately $242,000, $299,000 and $358,000 for the years ended December 31, 2004 and 2005, and December 29, 2006, respectively.

License Agreements

We have entered into a software design license and maintenance agreement with a supplier. This agreement provides for quarterly payments of approximately $89,400, which are expensed as paid. Expense under this agreement for the years ended December 31, 2004 and 2005, and December 29, 2006 was approximately $242,000, $299,000 and $358,000, respectively.

During 2002, we entered into a license agreement under which we obtained a nonexclusive right to use certain software technology through the term of the licensor’s copyrights on such technology. In exchange, we are required to pay a fee no lower than $.25 per copy. Under this agreement, we recorded license fee expense of approximately $12,000, $298,000 and $202,000 for the years ended December 31, 2004 and 2005, and December 29, 2006, respectively.

In 2005, we entered into a license agreement for the use and modification of certain software technology for a term of 5 years in exchange for a non-recurring development fee of $175,000 and royalty payments of $.05 — $.12 per product sold with this technology based on the volume of products sold. We expensed the non-recurring development fee of $175,000 in 2005 and will recognize additional expense, if any, as products incorporating this technology are sold.

Legal Proceedings

We are subject to various legal proceedings that arise in the normal course of business. In March 2006, a third-party filed a complaint for patent infringement against us before a United States District Court seeking a determination that certain of our products allegedly infringe this third-party’s patent. We believe the claims against us are without merit and intend to defend vigorously against such claims. At December 29, 2006, we accrued the future costs associated with defending this lawsuit in the amount of approximately $2,781,000.

We filed a lawsuit against a company and one of its officers which is currently pending in the United States District Court, Middle District of Florida, Orlando Division claiming tortuous interference, defamation, and breach of contract against the defendants. The defendants counterclaimed and alleged breach of contract, unjust enrichment, and other claims. Due to the complexities of this lawsuit, we do not believe that we can estimate the legal fees for the lawsuit involved nor the potential loss contingency of the same.

AuthenTec, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

5.	Income Taxes

The components of the provision for income taxes are as follows:

	Fiscal Year Ended
	December 31,	December 29,
	2005	2006
	(In thousands)

Current tax provision:
Federal	$(1,727)	$(1,182)
State	(328)	(224)

	(2,055)	(1,406)
Deferred tax provision:
Federal	(90)	(1,211)
State	(17)	(230)

	(107)	(1,441)

	(2,162)	(2,847)
Valuation allowance	2,162	2,847

Total tax provision	$—	$—

The reconciliation of income taxes at the U.S. federal statutory rate to the provision for income taxes is as follows:

	Fiscal Years Ended
	December 31,	December 31,	December 29,
	2004	2005	2006
	(In thousands)

Income taxes at federal statutory rate	$(1,579)	$(2,253)	$(3,326)
State income taxes, net of federal benefit	(186)	(265)	(391)
Non-deductible permanent items	2	356	870
Other	27	—	—
Valuation allowances, net of reversals	1,736	2,162	2,847

Total	$—	$—	$—

AuthenTec, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The components of the net deferred tax asset and the tax effects of the primary differences giving rise to our deferred tax asset are as follows:

	As of
	December 31,	December 29,
	2005	2006
	(In thousands)

Deferred tax assets:
Fixed and intangible assets	$378	$339
Allowance for bad debt	46	28
Inventory valuation allowance	67	198
Deferred revenue	271	437
Accrued litigation	—	1,089
Other accrued liabilities	275	381
Foreign and State NOL	—	161
Federal NOL	17,855	19,104

Total	18,892	21,737
Valuation allowance	(18,892)	(21,737)

Net deferred tax assets	$—	$—

At December 29, 2006, we have federal net operating loss carry forwards of approximately $50,275,000 available to reduce future taxable income, which will begin to expire in the year 2018.

The entire balance of the deferred tax assets has been offset by a valuation allowance since realization of any future benefit from deductible temporary differences and utilization of net operating loss carry forwards cannot be sufficiently assured at December 29, 2006.

Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may result in limitation on the amount of net operating loss carry forwards which can be used in future years.

Adoption of FIN 48 (Unaudited)

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No 109, “Accounting for Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN 48 effective December 30, 2006.

In conjunction with the adoption of FIN 48, analyzed filing positions in all of the federal, state and foreign jurisdictions where we are required to file income tax returns, as well as all open tax years in these jurisdictions. We have identified our federal tax return and its state tax return in Florida as “major” tax jurisdictions, as defined. The periods subject to examination for our federal and Florida returns are the 2003 through 2006 tax years. We are not currently under audit by the Internal Revenue Service or the Florida Department of Revenue. As a result of the implementation of FIN 48, we recognized an approximate $1,424,000 decrease in assets for unrecognized tax benefits associated with state net operating losses. The adoption of FIN 48 would have resulted in a decrease in retained earnings of approximately $1,424,000, except that the decrease was fully offset by the corresponding decrease in our valuation allowance.

We recognized interest and penalties related to uncertain tax positions in income tax expense which were zero for the three months ended March 30, 2007.

AuthenTec, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

6.	Redeemable Preferred Stock and Other Stockholders’ Equity

Our capital stock consists of common and preferred stock. Our amended certificate of incorporation authorized 100,000,000 shares of common stock and 80,444,003 shares of preferred stock. As of December 29, 2006, these authorized shares consist of 13,510,000 shares of Series A Convertible Preferred Stock (Series A), $.01 par value; 9,324,702 shares of Series B Convertible Preferred Stock (Series B), $.01 par value; 38,109,301 shares of Series C Convertible Preferred Stock (Series C), $.01 par value; 15,000,000 shares of Series D Convertible Preferred Stock (Series D), $.01 par value; 4,500,000 shares of Junior Convertible Preferred Stock (Junior Preferred), $.01 par value; and 100,000,000 shares of Common Stock, $.01 par value.

Preferred Stock Series A (“Series A”)

Through 1999, we issued 13,500,000 shares of Series A for gross proceeds of $13,000,000 and the extinguishment of a $500,000 note payable.

The Series A holders have the following preferences: (1) when and as declared dividends, noncumulative, of $.08 per share; (2) each four shares of Series A is convertible into one share of common stock, subject to certain anti-dilution provisions; and (3) automatically converted into shares of common stock upon a qualified public offering of our common stock with an offering price per share of at least $6.48, with aggregate proceeds of at least $30 million.

Preferred Stock Series B (“Series B”)

On March 14, 2001, we issued 9,005,812 shares of Series B for cash proceeds of approximately $15,100,000 plus the conversion of convertible promissory notes of $4,390,806 including accrued interest of $131,506 and the conversion of the convertible stock for a value of $763,568 including accrued dividends.

The Series B holders have the following preferences: (1) when and as declared dividends, noncumulative, of $.18 per share; (2) each four shares of Series B is convertible into one share of common stock, subject to certain anti-dilution provisions; and (3) automatically converted into shares of common stock upon a qualified public offering of our common stock with an offering price per share of at least $6.48, with aggregate proceeds of at least $30 million.

Preferred Stock Series C (“Series C”)

During 2003, we issued 27,933,518 shares of Series C convertible preferred stock (“Series C”) for cash proceeds of approximately $14,000,000 plus the conversion of certain convertible promissory notes of $1,000,000 into 1,995,251 shares of Series C Preferred Stock for an aggregate of 29,928,769 shares of Series C.

The Series C holders have the following preferences: (1) dividends at the rate of $.04 per share, non-cumulative, when and as declared; (2) each four shares of Series C is convertible into one share of common stock subject to certain anti-dilution provisions; (3) the Series C will be automatically converted into shares of common stock upon a qualified public offering of our common stock with an offering price per share of at least $6.48, with aggregate proceeds of at least $30 million; and (4) the Series C has a liquidation preference of $1.0234 per share and including any dividends payable thereon up to a maximum aggregate amount of $30 million.

Preferred Stock Series D (“Series D”)

During 2004, we issued 15,000,000 shares of Series D convertible preferred stock (“Series D”) for cash proceeds of approximately $15,000,000.

The Series D holders have the following preferences: (1) dividends at the rate of $.08 per share, non-cumulative, when and as declared; (2) each four shares of Series D is convertible into one share of common stock, subject to certain anti-dilution provisions; (3) the Series D will be automatically converted into shares of common stock upon a qualified public offering of our common stock with an offering price per share of at least $6.48, with aggregate proceeds of at least $30 million; and (4) the Series D has a liquidation preference of $1.00 per share and including any dividends payable thereon up to a maximum aggregate of $15 million.

AuthenTec, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Junior Convertible Preferred Stock (“Junior Preferred”)

Through October 1998, we issued 4,500,000 shares of Junior Preferred for gross proceeds of $4,500,000. Each four shares of Junior Preferred is convertible into one share of common stock and automatically converted into shares of common stock and upon qualified public offering price per share of at least $6.48 with aggregate proceeds at least $30 million.

Upon our liquidation, and after the Series C and Series D have received their liquidation preference, all funds will be distributed on a pari passu basis to Common, Series C, Series D and a Series A/B/Junior Preferred Pool. The funds in the Series A/B/Junior Preferred Pool shall be distributed first to the Series A and Series B on a pari passu basis with each other, before any amounts are distributed to the Junior Preferred and until such time as the Series A and Series B have received $1.00 per share and $2.25 per share, respectively. The funds will then be distributed to the Junior Preferred until such time as the Junior Preferred has received $1.00 per share. Thereafter, all proceeds in the Series A/B/Junior Preferred Pool will be distributed on a pari passu basis to the Series A, Series B and Junior Preferred.

The Series A, B, C and D Preferred Stock is considered mandatorily redeemable since the following are all deemed to be a liquidation, dissolution, or winding up of our company: (1) any transaction or series of related transactions to which we are a party (including without limitation any reorganization, merger or consolidation) that results in the transfer of 50% or more of our outstanding voting power; (2) a sale, lease or other disposition of all or substantially all of our assets; or (3) the transfer of more than 50% of our voting power.

7.	Warrants

As of December 29, 2006, the following warrants to purchase shares of our convertible preferred stock were outstanding and exercisable:

	Number			Estimated
	of Shares			Fair Value as of
Series of Convertible	Subject to		Exercise	December 29,
Preferred Stock	Warrants	Issue Date	Price	2006	Expiration Date
	(In thousands, except per share data)

A	10	July 8, 1999	$1.00	$5	July 8, 2009
B	222	March 21, 2001	2.25	160	September 25, 2010
B	97	December 13, 2001	2.25	70	September 25, 2010
C	6,455	February 24, 2003	0.50	5,809	December 31, 2007
C	1,725	April 4, 2003	0.50	1,553	December 31, 2007

	8,509			$7,597

In July 1999, we issued warrants to purchase 10,000 shares of Series A Preferred Stock in connection with debt financing. The warrants have an exercise price of $1.00 per share and expire in July 2009. The fair value ascribed to the warrants of approximately $5,000 was determined using the option-pricing method. The option pricing method treats securities, including debt, common and preferred stock, as a series of call options on the enterprise’s value, with exercise prices based on the securities’ respective liquidation preferences and conversion features. Upon completion of a qualified public offering, each four shares will be exercisable for one share of common stock at $4.00 per share.

On two separate dates in 2001, we issued warrants to purchase a total of 318,889 shares of Series B Preferred Stock in connection with the Series B Preferred Stock financing. The warrants have an exercise price of $2.25 per share and expire in September 2010. The fair value ascribed to the warrants of approximately $230,000 was determined using the option-pricing method. Upon completion of a qualified public offering, each four shares will be exercisable for one share of common stock at $9.00 per share.

On two separate dates in 2003, we issued warrants to purchase a total of 8,180,532 shares of Series C Preferred Stock in connection with the Series C Preferred Stock financing. The warrants have an exercise price of $0.50 per share and expire in December 2007. The fair value ascribed to the warrants of approximately $7,362,000 was

AuthenTec, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

determined using the option-pricing method. Upon completion of a qualified public offering, each four shares will be exercisable for one share of common stock at $2.00 per share.

As of March 30, 2007 (unaudited), the fair value ascribed to the warrants, using the option-pricing method, was approximately $11,350,000. The portion relating to the Series C Preferred Stock of approximately $10,955,000 was recorded as a current liability given their December 31, 2007 maturity dates.

8.	Stock Options

In 1998, we adopted a stock option plan, which we later amended and restated into our 2004 Stock Incentive Plan (the “Plan”), which authorized our Board of Directors to grant incentive stock options (“ISOs”) and non-qualified stock options (“NQSOs”), stock appreciation rights, stock and phantom stock awards, performance awards and other stock-based awards to employees, directors, officers, and consultants. As of March 30, 2007 (unaudited), the total number of shares authorized under the Plans by the Board of Directors was approximately 4,502,500 and shares available to grant was approximately 99,000.

NQSOs may be granted to employees, officers, directors and consultants. ISOs may be granted only to employees. Under the plan, ISOs are granted at a price that is not to be less than 100% of the fair market value, as determined by our Board of Directors, on the grant date. If ISOs and NQSOs are granted to an employee who owns more than 10% of the total combined voting power of all classes of stock, the exercise price per share will be not less than 110% of the fair market value on the date of grant.

Options under the Plan may be granted for periods of up to ten years. Any option granted shall be exercisable at such times and under such conditions as determined by our Board and as permissible under the terms of the Plan. Options generally vest at the rate of 25% on the one year anniversary of the vesting commencement date and ratably over the next 36 months.

A summary of the stock option activity is presented below:

		Weighted
		Average
	Number of	Exercise
	Shares	Price
	(In thousands)

Outstanding as of December 31, 2003	2,620	$0.38
Granted	162	0.37
Forfeited	(94)	0.34
Exercised	(108)	0.49

Outstanding as of December 31, 2004	2,580	$0.38
Granted	744	0.77
Forfeited	(109)	0.48
Exercised	(249)	0.57

Outstanding as of December 31, 2005	2,966	$0.46
Granted	518	2.62
Forfeited	(65)	0.78
Exercised	(266)	0.67

Outstanding as of December 29, 2006	3,153	$0.79
Granted (unaudited)	551	4.90
Forfeited (unaudited)	(30)	0.69
Exercised (unaudited)	(47)	0.55

Outstanding as of March 30, 2007 (unaudited)	3,627	$1.42

AuthenTec, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes information about stock options outstanding under the Plan at December 29, 2006:

		Weighted Average
Exercise	Number	Remaining	Number
Price	Outstanding	Contractual Life	Exercisable
	(In thousands)		(In thousands)

$0.20	1,340	6.5 years	1,174
0.40	433	2.3 years	432
0.60	440	8.1 years	175
1.00	470	7.4 years	247
1.60	20	9.4 years	—
2.84	447	9.6 years	—
4.00	3	2.0 years	3

0.80	3,153	6.7 Years	2,031

The following table summarizes information about stock options outstanding under the Plan at March 30, 2007 (unaudited):

		Weighted Average
Exercise	Number	Remaining	Number
Price	Outstanding	Contractual Life	Exercisable
	(In thousands)		(In thousands)

$0.20	1,290	6.2 years	1,224
0.40	426	2.0 years	426
0.60	449	7.8 years	217
1.00	432	7.1 years	258
1.60	29	8.9 years	5
2.84	638	9.5 years	—
4.00	3	1.7 years	3
6.00	360	9.9 years	2

1.42	3,627	7.0 years	2,135

As discussed in Note 1, we adopted SFAS No. 123(R) effective January 1, 2006 using the prospective transition method. Under SFAS No. 123(R), we estimate the fair value of stock options granted after December 31, 2005 on the grant date using the Black-Scholes option valuation model and apply the straight-line method of expense attribution.

The total intrinsic value of options exercised during the years ended December 31, 2004, December 31, 2005 and December 29, 2006 and the three months ended March 30, 2007 (unaudited) was approximately $16,000, $96,000, $261,000 and $163,000, respectively.

The total unrecognized stock-based compensation for options granted accounted for under SFAS No. 123(R) was approximately $787,000 and $2,420,000 as of December 29, 2006 and March 30, 2007 (unaudited), respectively. These options had a remaining weighted-average period over which they are expected to be recognized of 3.5 and 4.3 years as of December 29, 2006 and March 30, 2007 (unaudited), respectively.

AuthenTec, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following table contains information about outstanding stock options at December 29, 2006 (in thousands, except years and per share data):

Exercisable Options
Number of options	2,031
Average exercise price	$0.38
Aggregate intrinsic value	$5,001
Weighted average remaining contractual life	5.7 years
Outstanding Options
Number of options	3,153
Average exercise price	$0.79
Aggregate intrinsic value	$6,471
Weighted average remaining contractual life	6.7 years

The following table contains information about outstanding stock options at March 30, 2007 (in thousands, except years and per share data) (unaudited):

Exercisable Options
Number of options	2,135
Average exercise price	$0.39
Aggregate intrinsic value	$8,906
Weighted average remaining contractual life	5.5 years
Outstanding Options
Number of options	3,627
Average exercise price	$1.42
Aggregate intrinsic value	$11,897
Weighted average remaining contractual life	7.0 years

The following table contains information about stock options granted during the fiscal year ended December 29, 2006 and the three months ended March 30, 2007 (unaudited):

			Fair Value
			Common
		Exercise	Stock
	Options	Price	Per Share
Month	Granted	Per Share	on Grant Date
	(In thousands, except per share data)

February 24, 2006	49	$1.00	$1.00
May 4, 2006	7	1.60	1.60
June 22, 2006	13	1.60	1.60
June 29, 2006	268	2.84	2.16
August 21, 2006	12	2.84	2.84
October 18, 2006	11	2.84	2.84
November 13, 2006	158	2.84	2.84
January 8, 2007	191	2.84	2.84
February 21, 2007	360	6.00	4.32

The stock options were granted with exercise prices equal to, or at a premium to, the fair value of our common stock on the date of grant. Given the absence of an active market for our common stock, our board of directors was required to estimate the fair value of our common stock for purposes of determining stock-based compensation expense. Our board considered objective and subjective factors in determining the estimated value of our common stock on each option grant date, including the timing of the grant in relation to previous valuation dates, the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock, our stage of

AuthenTec, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

development and revenue growth, the hiring of key personnel, the likelihood of achieving a liquidity event, such as our initial public offering or sale, for the shares of common stock underlying the options given prevailing market conditions, and valuations conducted by independent valuation consultants.

In preparation for our initial public offering, our board conducted a retrospective review of our fair market value determinations as of June 29, 2006 and December 1, 2006. Our board relied heavily upon valuations prepared by an independent valuation firm, PCE Valuations, LLC. The independent valuation firm used a discounted cash flow approach to estimate the aggregate enterprise value of our company at each valuation date. The discounted cash flow approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with these valuations were based on contemporaneously prepared forecasts of our operating performance through the year 2019.

The independent valuation firm allocated the aggregate implied enterprise value that it estimated to the shares of preferred stock, common stock, warrants for preferred stock and options for common stock, using the option-pricing method at each valuation date. The option-pricing method involves making assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, estimates of the volatility of our equity securities and the risk free rate of interest. Volatility of our stock was estimated based on available information on the volatility of stocks of publicly traded companies in our industry. The risk free interest rate was estimated based on the published rates on the 3-year Treasury bill.

During 2006, we granted options to purchase our common stock at dates that generally fell between the dates of the valuations performed by the independent valuation firm. In those instances, our board granted awards with an exercise price equal to the per-share fair value determined by the most recent valuation. In conjunction with preparing our financial statements, we estimated the fair value of our common stock underlying stock options on the dates of grant under SFAS No. 123(R). We retrospectively considered changes in business conditions between the dates of the independent party valuations received immediately prior to and subsequent to the grant date and utilized this information to interpolate an estimated per share value of our common stock between those dates.

9.	Employee Benefit Plans

We maintain a 401(k) plan for our employees. The plan has provisions to allow for company matching. We have chosen not to exercise such provisions. To be eligible to participate, employees must be 21 years of age, and are expected to work a minimum of 1,000 hours during the year.

We have bonus plans, based on revenue growth and operating income goals, which provide incentive compensation for certain officers and employees. Amounts charged to expense for such incentive compensation totaled approximately $35,000, $91,000 and $661,000 in 2004, 2005 and 2006, respectively.

10.	Segment Information

We currently operate in one reportable segment, the designing, marketing and selling of fingerprint sensors to the biometric and security markets. Our chief operating decision maker is the Chief Executive Officer.

The following table is based on the geographic location of the original equipment manufacturers, original design manufacturer, contract manufacturer or the distributors who purchased our products. For sales to our

AuthenTec, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

distributors, their geographic location may be different from the geographic locations of the ultimate end customers. Sales by geography for the periods indicated were:

	Fiscal Year Ended			Three Months Ended
	December 31,	December 31,	December 29,	March 31,	March 30,
	2004	2005	2006	2006	2007
				(Unaudited)
	(In thousands)

Asia/Pacific (Excluding Japan)	$3,734	$7,560	$17,127	$3,624	$5,961
Japan	6,282	7,427	11,515	2,465	2,452
Canada	742	1,598	1,431	557	586
United States	2,654	2,286	2,676	690	263
Europe	423	372	425	50	33

	$13,835	$19,243	$33,174	$7,386	$9,295

% International	80.8%	88.1%	91.9%	90.7%	97.2%

Although a significant portion of the revenue is from customers located outside of the United States, all revenue is denominated in U.S. dollars.

11.	Senior Secured Convertible Notes

On February 28, 2007, we issued $7.5 million of senior secured convertible notes (the “Notes”), due December 31, 2010 secured by substantially all of our assets. The Notes were purchased by several of our existing preferred stockholders. Interest on the Notes accrue interest at four percent per annum payable semi-annually in shares of our common stock until December 31, 2008, and thereafter, all payments of interest will be paid in cash. The Notes and any accrued interest are convertible into shares of common stock at the rate of $6.00 per share, upon the closing of an initial public offering.

12.	Reverse Stock Split

In June 2007, the Board of Directors approved a one for four reverse stock split affecting all outstanding shares of common stock that is to be effected prior to the consummation of this offering.

7,500,000 Shares

AuthenTec, Inc.

Common Stock

PROSPECTUS
          , 2007

Sole Book-Running Manager
Lehman Brothers

Bear, Stearns & Co. Inc.
Cowen and Company
Raymond James
Montgomery & Co.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by us in connection with the sale and distribution of the securities offered hereby, other than underwriting discounts and commissions. All of the amounts shown are estimated except the SEC registration fee, the National Association Securities Dealers, Inc. filing fee and the Nasdaq Global Market listing fee.

Total

Securities and Exchange Commission registration fee	$2,648
National Association of Securities Dealers, Inc. filing fee	9,125
Nasdaq Global Market listing fee	105,000
Transfer agents and registrars fees	3,000
Printing expenses	200,000
Legal fees and expenses	750,000
Accounting fees and expenses	500,000
Blue sky filing fees and expenses	10,000
Miscellaneous expenses	120,227

Total	$1,700,000

Item 14.	Indemnification of Officers and Directors

Pursuant to Section 145 of the Delaware General Corporation Law, or the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. Section 145 of the DGCL also provides that the rights conferred thereby are not exclusive of any other right that a person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to indemnification. Section 145 of the DGCL also empowers us to purchase and maintain insurance that protects our officers, directors, employees and agents against any liabilities incurred in connection with their service in such positions.

Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that require us to indemnify our directors and officers to the fullest extent permitted by the DGCL, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

We have entered or intend to enter into agreements to indemnify our directors, in addition to indemnification provided for in our bylaws. These agreements, among other things, will provide for indemnification of our directors for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of the person’s services as a director or at our request. We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising out of the Securities Act or otherwise.

The underwriting agreement to be included as Exhibit 1.1 hereto provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities

We have sold and issued the following unregistered securities:

1. In June 2004, we sold 15 million shares of our Series D preferred stock for aggregate proceeds of $15.0 million to 18 accredited investors pursuant to Section 4(2) and Regulation D under the Securities Act.

2. In February 2007, we sold $7.5 million aggregate principal amount of senior secured convertible notes, which are convertible into 1,249,993 shares of our common stock to 18 accredited investors pursuant to Section 4(2) and Regulation D under the Securities Act.

3. From January 1, 2004 to May 31, 2007, we issued an aggregate of 981,900 shares ($456,203 aggregate proceeds) to individuals upon exercise of stock options pursuant to Rule 701 under the Securities Act.

4. In April 2007, we issued 638,481 shares of our Series C preferred stock for aggregate proceeds of $320,000 to an accredited investor upon exercise of a warrant pursuant to Section 4(2) and Regulation D under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of AuthenTec, Inc., as currently in effect
3	.1.1	Certificate of Amendment to Certificate of Incorporation of AuthenTec, Inc.
3.2		Bylaws of AuthenTec, Inc.
3.3		Amended and Restated Certificate of Incorporation of AuthenTec, Inc. to be effective upon completion of this offering
3.4		Amended and Restated Bylaws of AuthenTec, Inc. to be effective upon completion of this offering
4	.1†	Specimen stock certificate for shares of common stock
4.2		Amended and Restated Registration Rights Agreement dated June 14, 2004 between AuthenTec, Inc. and the parties listed therein
4.3		Form of Preferred Stock Purchase Warrant
4.4		Form of Warrant to Purchase Shares of Series C Preferred Stock
5	.1†	Form of opinion of DLA Piper US LLP, regarding legality of securities being registered
10.1		AuthenTec, Inc. 2004 Stock Incentive Plan, as amended
10.2		Form of Incentive Stock Option Grant Agreement under 2004 Stock Incentive Plan
10.3		Form of Nonstatutory Stock Option Grant Agreement under 2004 Stock Incentive Plan
10.4		Form of directors’ and officers’ Indemnity Agreement
10.5		Lease Agreement, dated March 2, 2004, between AuthenTec, Inc. and Marina Towers, LLC
10.6		Commercial lease, dated December 27, 2006, between AuthenTec, Inc. and Rialto, LLC
10.7		Executive Employment Agreement, dated June 1, 2003, between AuthenTec, Inc., and F. Scott Moody
10.8		Employment Agreement, dated March 21, 2005, between AuthenTec, Inc. and Larry Ciaccia
10.9		Employment Agreement, dated November 13, 2006, between AuthenTec, Inc. and Frederick R. Jorgenson
10.10		Employment Agreement, dated December 12, 2006, between AuthenTec, Inc. and Gary R. Larsen
10	.10.1†	Amendment to employment agreement dated June 7, 2007, between AuthenTec, Inc. and Gary R. Larsen
10.11		Form of Change of Control Agreement
10	.12†	AuthenTec, Inc. 2007 Stock Incentive Plan
10	.13†	Form of Incentive Stock Option Grant Agreement under 2007 Stock Incentive
10	.14†	Form of Nonstatutory Stock Option Grant Agreement Plan under 2007 Stock Incentive Plan
10	.15†	Executive Employment Agreement, dated June 7, 2007 between AuthenTec, Inc. and F. Scott Moody
21.1		Subsidiaries of AuthenTec, Inc.
23	.1†	Consent of PricewaterhouseCoopers LLP
23	.2†	Consent of DLA Piper US LLP (to be included as part of Exhibit 5.1 hereto)
23.3		Consent of PCE Valuations, LLC
24.1		Power of Attorney

† Filed herewith.

(b) Financial Statement Schedules.

Schedule II — Valuation and Qualifying Accounts and Reserves.

	Balance at	Charges to		Balance at
	Beginning	Cost and		End of
Description	of Period	Expenses	Deductions	Period
	(In thousands)

Year ended December 29, 2006
Allowance for doubtful accounts	$120	$—	$(45)	$75
Income tax valuation allowance	18,892	2,847	(2)	21,737
Inventory valuation allowance	177	343	—	520
Year ended December 31, 2005
Allowance for doubtful accounts	207	—	(87)	120
Income tax valuation allowance	16,730	2,162	—	18,892
Inventory valuation allowance	315	—	(138)	177
Year ended December 31, 2004
Allowance for doubtful accounts	184	107	(84)	207
Income tax valuation allowance	14,995	1,736	(1)	16,730
Inventory valuation allowance	257	59	(1)	315

All other schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of the registrant or related notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes that:

(1) if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2) for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

b. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

c. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

d. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions of its amended and restated certificate of incorporation or bylaws or the Delaware General Corporation Law or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 4 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Melbourne, Florida, on the 20th day of June, 2007.

AUTHENTEC, INC.

By:	/s/ F. Scott Moody
F. Scott Moody
Chief Executive Officer

Signature		Title	Date

/s/ F. Scott Moody F. Scott Moody		Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	June 20, 2007

/s/ Gary R. Larsen Gary R. Larsen		Chief Financial Officer (Principal Accounting and Financial Officer)	June 20, 2007

* R. Kent Buchanan		Director	June 20, 2007

* Matthew P. Crugnale		Director	June 20, 2007

* Robert E. Grady		Director	June 20, 2007

* Gustav H. Koven III		Director	June 20, 2007

* Yunbei “Ben” Yu		Director	June 20, 2007

By:	/s/ F. Scott Moody F. Scott Moody Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of AuthenTec, Inc., as currently in effect
3	.1.1	Certificate of Amendment to Certificate of Incorporation of AuthenTec, Inc.
3.2		Bylaws of AuthenTec, Inc.
3.3		Amended and Restated Certificate of Incorporation of AuthenTec, Inc. to be effective upon completion of this offering
3.4		Amended and Restated Bylaws of AuthenTec, Inc. to be effective upon completion of this offering
4	.1†	Specimen stock certificate for shares of common stock
4.2		Amended and Restated Registration Rights Agreement dated June 14, 2004 between AuthenTec, Inc. and the parties listed therein
4.3		Form of Preferred Stock Purchase Warrant
4.4		Form of Warrant to Purchase Shares of Series C Preferred Stock
5	.1†	Form of opinion of DLA Piper US LLP, regarding legality of securities being registered
10.1		AuthenTec, Inc. 2004 Stock Incentive Plan, as amended
10.2		Form of Incentive Stock Option Grant Agreement under 2004 Stock Incentive Plan
10.3		Form of Nonstatutory Stock Option Grant Agreement under 2004 Stock Incentive Plan
10.4		Form of directors’ and officers’ Indemnity Agreement
10.5		Lease Agreement, dated March 2, 2004, between AuthenTec, Inc. and Marina Towers, LLC.
10.6		Commercial lease, dated December 27, 2006, between AuthenTec, Inc. and Rialto, LLC.
10.7		Executive Employment Agreement, dated June 1, 2003, between AuthenTec, Inc. and F. Scott Moody.
10.8		Employment Agreement, dated March 21, 2005, between AuthenTec, Inc. and Larry Ciaccia
10.9		Employment Agreement, dated November 13, 2006, between, AuthenTec, Inc. and Frederick R. Jorgenson
10.10		Employment Agreement, dated December 12, 2006, between AuthenTec, Inc. and Gary R. Larsen
10	.10.1†	Amendment to employment agreement dated June 7, 2007, between AuthenTec, Inc. and Gary R. Larsen
10.11		Form of Change of Control Agreement
10	.12†	AuthenTec, Inc. 2007 Stock Incentive Plan
10	.13†	Form of Incentive Stock Option Grant Agreement under 2007 Stock Incentive
10	.14†	Form of Nonstatutory Stock Option Grant Agreement Plan under 2007 Stock Incentive Plan
10	.15†	Executive Employment Agreement, dated June 7, 2007 between AuthenTec, Inc. and F. Scott Moody
21.1		Subsidiaries of AuthenTec, Inc.
23	.1†	Consent of PricewaterhouseCoopers LLP
23	.2†	Consent of DLA Piper US LLP (to be included as part of Exhibit 5.1 hereto)
23.3		Consent of PCE Valuations, LLC
24.1		Power of Attorney

* To be filed by amendment.

† Filed herewith.